5/25

04030404

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME NQL Drilling Tools Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 25 2004
THOMSON FINANCIAL

FILE NO. 82- 2052 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 5/25/04

82-2052

1. c.

RECEIVED

2004 MAY 25 P 1:00

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
12-31-03

Consolidated Financial Statements of

NQL DRILLING TOOLS INC.

December 31, 2003 and 2002

Deloitte.

Deloitte & Touche LLP
2000 Manulife Place
10180 - 101 Street
Edmonton AB T5J 4E4
Canada

Tel: (780) 421-3611
Fax: (780) 421-3782
www.deloitte.ca

Auditors' Report

To the Shareholders of
NQL Drilling Tools Inc.

We have audited the balance sheets of NQL Drilling tools Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations, deficit and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
Edmonton, Alberta

March 5, 2004
(except for Note 18(a), which is as of March 10, 2004)

TABLE OF CONTENTS

	PAGE
Consolidated Balance Sheets	1
Consolidated Statements of Operations	2
Consolidated Statements of Deficit	3
Consolidated Statements of Cash Flow	4
Notes to the Consolidated Financial Statements	5 - 34

NQL DRILLING TOOLS INC.
Consolidated Balance Sheets
As at December 31, 2003 and 2002
(thousands of Canadian dollars, except share and per share data)

	2003	2002
ASSETS		
CURRENT		
Cash	$ **1,878**	$ 1,140
Accounts receivable	**26,611**	34,660
Income taxes recoverable	**4,937**	6,110
Inventory (Note 7)	**30,763**	36,098
Prepaid expenses	**881**	1,246
Future income taxes (Note 11)	**-**	1,462
Current assets held for sale (Note 5)	**5,716**	24,059
	70,786	104,775
OTHER ASSETS (Note 8)	**673**	788
FUTURE INCOME TAXES (Note 11)	**7,571**	3,934
CAPITAL ASSETS (Note 9)	**79,555**	95,496
DEFERRED CHARGES (Note 10)	**5,222**	7,774
GOODWILL (Note 12)	**34,390**	73,018
LONG-TERM ASSETS HELD FOR SALE (Note 5)	**12,522**	19,793
	$ **210,719**	$ 305,578
LIABILITIES		
CURRENT		
Bank indebtedness (Note 13)	$ **12,579**	$ 33,759
Accounts payable and accrued liabilities	**19,094**	19,123
Income taxes payable	**662**	1,760
Current portion of long-term debt (Note 14)	**11,602**	54,760
Current liabilities held for sale (Note 5)	**762**	4,923
	44,699	114,325
LONG-TERM DEBT (Note 14)	**23,861**	2,053
FUTURE INCOME TAXES (Note 11)	**3,253**	10,584
LONG-TERM LIABILITIES HELD FOR SALE (Note 5)	**47**	61
	71,860	127,023
COMMITMENTS AND CONTINGENCIES (Notes 2 and 18)		
SHAREHOLDERS' EQUITY		
Capital stock (Note 15)	**181,473**	135,389
(Deficit) retained earnings	**(23,220)**	35,909
Cumulative translation adjustment (Note 16)	**(19,394)**	7,257
	138,859	178,555
	$ **210,719**	$ 305,578

APPROVED BY THE BOARD

"Signed" Tim Swinton, Director

"Signed" Bruce Libin, Director

NQL DRILLING TOOLS INC.
Consolidated Statements of Operations
Year ended December 31, 2003 and 2002
(thousands of Canadian dollars, except share and per share data)

	2003	2002
REVENUE	$ 110,495	$ 89,224
DIRECT EXPENSES	60,961	49,342
GROSS MARGIN	49,534	39,882
EXPENSES		
General and administrative	44,173	27,922
Amortization	16,667	13,508
	60,840	41,430
LOSS FROM CONTINUING OPERATIONS BEFORE UNDERNOTED	(11,306)	(1,548)
INTEREST EXPENSE (Note 19)	(9,333)	(5,299)
OTHER EXPENSES (Note 20)	(2,355)	-
FOREIGN EXCHANGE LOSS	(813)	(895)
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND GOODWILL IMPAIRMENT	(23,807)	(7,742)
INCOME TAX (EXPENSE) RECOVERY (Note 11)		
Current	(448)	2,335
Future	7,679	869
	7,231	3,204
LOSS FROM CONTINUING OPERATIONS BEFORE GOODWILL IMPAIRMENT	(16,576)	(4,538)
GOODWILL IMPAIRMENT (Note 12)	32,010	-
LOSS FROM CONTINUING OPERATIONS	(48,586)	(4,538)
LOSS FROM DISCONTINUED OPERATIONS, net of income taxes (Note 5)	10,543	1,339
NET LOSS	$ (59,129)	$ (5,877)
LOSS PER COMMON SHARE (Note 24)		
Loss per common share from continuing operations		
Basic and diluted	$ (1.53)	$ (0.19)
Loss per common share - net		
Basic and diluted	(1.87)	(0.24)
Weighted average number of common shares outstanding - basic	31,681,108	23,990,324
Weighted average number of common shares outstanding - diluted	31,762,624	24,248,325

NQL DRILLING TOOLS INC.
Consolidated Statements of Deficit
Year ended December 31, 2003 and 2002
(thousands of Canadian dollars, except share and per share data)

	2003	2002
RETAINED EARNINGS, BEGINNING OF YEAR	$ 35,909	$ 41,786
NET LOSS FOR THE YEAR	(59,129)	(5,877)
(DEFICIT) RETAINED EARNINGS, END OF YEAR	$ (23,220)	$ 35,909

NQL DRILLING TOOLS INC.
Consolidated Statements of Cash Flow
Year ended December 31, 2003 and 2002
(thousands of Canadian dollars, except share and per share data)

	2003	2002
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES		
OPERATING ACTIVITIES		
Loss from continuing operations	$ (48,586)	$ (4,538)
Items not affecting cash		
Amortization	16,667	13,508
Goodwill impairment	32,010	-
Amortization of deferred financing costs	461	409
Writedown of assets (Note 20)	2,355	-
Future income taxes	(7,679)	(869)
Equity loss (Note 5)	32	55
	(4,740)	8,565
Net change in operating working capital items from continuing operations	8,183	(269)
CASH FROM CONTINUING OPERATIONS	3,443	8,296
CASH FROM DISCONTINUED OPERATIONS	6,155	240
TOTAL CASH FROM OPERATING ACTIVITIES	9,598	8,536
FINANCING ACTIVITIES		
Bank indebtedness - net	(9,628)	6,371
Issuance of capital stock	45,385	25,145
Proceeds from long-term debt	12,845	55,862
Repayment of long-term debt	(44,694)	(23,963)
Cash used in discontinued operations	(3,893)	(482)
CASH PROVIDED BY FINANCING ACTIVITIES	15	62,933
INVESTING ACTIVITIES		
Other assets	(606)	(101)
Business acquisition (Note 6)	-	(50,806)
Deferred charges	(465)	(2,998)
Purchase of capital assets	(8,364)	(18,489)
Cash provided by (used in) discontinued operations	560	(1,180)
CASH USED IN INVESTING ACTIVITIES	(8,875)	(73,574)
INCREASE (DECREASE) IN CASH	738	(2,105)
CASH, BEGINNING OF YEAR	1,140	3,245
CASH, END OF YEAR	$ 1,878	$ 1,140
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Interest paid	$ 9,745	$ 4,689
Income taxes (received) paid	$ (486)	$ 4,344

(thousands of Canadian dollars, except share and per share data)

1. OPERATIONS

NQL Drilling Tools Inc. (the Company), through its subsidiaries and affiliates, provides downhole tools, services, and technology used primarily in drilling applications in the oil and gas, environmental, and utilities industries on a worldwide basis.

2. CONTINUATION OF THE BUSINESS

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. The Company has experienced adverse conditions and events which cast doubt upon the validity of this assumption.

During fiscal 2003, the Company took several steps to improve its liquidity and working capital position and restore its financial stability as discussed below.

The Company completed a $10,000 Liquidity Note Financing ("Liquidity Note") from CanFund VE Investors II, L.P. ("CanFund"), which was funded on July 31, 2003. The proceeds from the Liquidity Note were used for working capital purposes, including payment of trade creditors. The amount outstanding at December 31, 2003 of $6,000 ($4,000 was paid on October 17, 2003 from the funds received on the Rights Offering – see below) was repaid on January 29, 2004 (see below).

During 2003, the Company completed a Private Placement of common shares and a Rights Offering, resulting in the issuance of 7,936,600 common shares and 7,100,141 common shares, respectively. The total net proceeds from these two offerings of approximately $45,200 were used to repay debt with the remainder used for working capital purposes (Note 15).

Subsequent to year-end, the Company completed a $55,000 debt refinancing package with HSBC Bank Canada ($35,000) and HSBC Bank USA (U.S. $15,000). This new debt refinancing package was used to retire existing debt facilities as described in Note 13 and Note 14.

Management believes the financings described above have restored the financial stability of the Company. However the validity of the going concern assumption is dependent upon the Company's ability to restore and maintain profitable operations.

If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported net earnings, and the balance sheet classifications used.

3. CHANGE IN ACCOUNTING POLICY

Discontinued operations

Effective January 1, 2003, the Company adopted on a prospective basis new CICA Handbook Section 3475 "Disposal of Long-Lived Assets and Discontinued Operations". Long-lived assets to be disposed of by sale are classified as held for sale in the period in which a formal plan of disposal has been approved, the assets are available for immediate sale and are actively being marketed, and it is expected that the sale will occur within one year. Long-lived assets to be abandoned are classified as held and used until they are disposed of.

3. CHANGE IN ACCOUNTING POLICY (continued)

Discontinued operations (continued)

Long-lived assets classified as held for sale are carried at the lower of their carrying amount and fair value net of estimated disposition costs. Losses are recognized immediately where the carrying value exceeds fair value and gains are recognized at the time of sale.

The results of discontinued operations are reported separately, including gains or losses related to the disposal of related long-lived assets held for sale or disposal. Future costs associated with an exit or disposal activity are recognized in the period in which the liability is incurred.

4. ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

The accompanying consolidated financial statements were prepared using accounting principles applicable to a going concern, which assume that the Company will continue operations for a reasonable period of time and will be able to realize its assets and discharge its liabilities in the normal course of operations (Note 2).

Principles of consolidation

The financial statements of entities which are controlled by the Company, referred to as subsidiaries, are consolidated. Entities that are not controlled but over which the Company has the ability to exercise significant influence are accounted for using the equity method of accounting. Investments in other entities are accounted for using the cost method.

Use of estimates

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the year. Significant estimates include the allowance for doubtful accounts, valuation of goodwill, future income taxes, valuation of deferred development costs, accrued liabilities, inventory obsolescence, and useful lives of capital assets. Management believes its estimates to be appropriate; however, actual results could differ from these estimates.

Foreign exchange translation

Monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Foreign currency revenue and expenses are translated into Canadian dollars at rates of exchange at the time of such transactions. Foreign operations are considered to be self-sustaining and are converted from their respective functional currencies to Canadian dollars using the current rate method. Under this method, assets and liabilities are translated at the year-end exchange rates and items included in the statements of operations, deficit, and cash flow are translated at weighted average rates.

4. ACCOUNTING POLICIES (continued)

The U.S. dollar is considered to be the functional currency of the Company's subsidiaries in Venezuela, Bolivia, Argentina, and Mexico as most of the activities are conducted in U.S. dollars. Accordingly, the operations of these subsidiaries are translated from the local currency into U.S. dollars using the temporal method, whereby monetary assets and liabilities are translated at the year-end rate of exchange, non-monetary assets and liabilities are translated at the historical rate of exchange and items included in the statement of operations are translated at weighted average rates with resulting exchange gains or losses included in the determination of earnings. The U.S. dollar financial statements of these subsidiaries are then translated into Canadian dollars using the current rate method as described above.

The cumulative translation adjustment represents the net unrealized foreign currency loss on the Company's net investment in its self-sustaining foreign subsidiaries.

Cash and cash equivalents

Cash and cash equivalents is comprised of cash on deposit. Bank indebtedness, consisting of a revolving operating loan, is not included in cash and cash equivalents for purposes of the statement of cash flow, as it does not fluctuate frequently from being positive to overdrawn, and is therefore considered a financing activity.

Inventory

Spare parts and raw materials are valued at the lower of weighted average cost and net realizable value. Inventory for resale and work in progress are valued at the lower of cost and net realizable value, where cost includes the cost of raw materials, direct labor, and manufacturing overhead.

Capital assets

Capital assets are recorded at cost and are amortized over their estimated useful lives, beginning when they are put into use, at the following rates and methods:

Buildings	4% straight-line
Automotive equipment	30% declining balance
Shop equipment	10% to 20% declining balance
Office equipment	20% declining balance
Leasehold improvements	Over the term of the lease
Downhole tools	10% straight-line and 20% declining balance

The Company evaluates the carrying value of capital assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company recognizes an impairment charge when it is probable that estimated future non-discounted cash flows of the underlying assets will be less than the carrying value of the assets.

4. **ACCOUNTING POLICIES (continued)**

Deferred charges

Deferred charges include development costs and technology of downhole tools, pre-operating costs of new service locations and costs associated with securing new financing. Deferred development costs and technology of downhole tools are amortized straight-line over five and ten years based on the estimated economic life of the downhole tool. Pre-operating costs are amortized over three years on a straight-line basis. Deferred financing costs are amortized on a straight-line basis over the term of the debt facility.

Intangible assets and goodwill

On January 1, 2002, the Company adopted the recommendations of the new CICA Handbook Section 3062, *Goodwill and Other Intangible Assets.* Rather than being systematically amortized, the carrying value of intangible assets with indefinite lives and goodwill will be periodically tested for impairment. Intangible assets with finite lives ("intangible assets subject to amortization") will be annually reviewed in respect of their useful lives. The test is applied to each of the Company's reporting units (the reporting units being identified in accordance with the criteria in the CICA Handbook section for intangible assets and goodwill).

In conjunction with the requirements under CICA Handbook Section 3062 the Company is required to test its goodwill for impairment on an annual basis. Consistent with current industry-specific valuation methods and recommendations for assessment, the Company used a combination of the discounted cash flow model and the market comparable approach for determining the fair value of its reporting units.

Upon completion of this test on June 30, 2003, the Company has determined that the goodwill of certain of its reporting units was impaired (Notes 5 and 12).

Revenue recognition

Revenue is generally recognized when the product or service has been provided to the customer. Specific revenue recognition policies for each of the Company's operating segments are as follows:

(a) Tools

Revenue from the rental of products is billed immediately and recognized upon invoicing. Revenue from the sale of products and delivery of services is recognized upon the passage of title or delivery of services to the customer. Sales of downhole tools are generally accompanied by service agreements in order to ensure proper servicing and repair of these tools. Revenue from service agreements is billed and recognized after the service and repair has been completed.

(b) Bits

Revenue is recorded in the periods that the product is delivered for bits sold. Rental bit revenue is recorded on determination of the amount to be invoiced.

4. ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

(c) Fishing

Revenue is earned on a daily basis through the provision of services to the customer and recognized accordingly.

Income taxes

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying value.

Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided these benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization.

Stock-based compensation

The Company has a stock-based compensation plan, which is described in Note 15. No compensation expense is recognized for this plan when stock options are issued. Any consideration paid by option or warrant holders for the purchase of stock is credited to capital stock. If plan entitlements are repurchased from the holder, the consideration paid is charged to retained earnings.

On January 1, 2002, the Company adopted the new CICA Handbook Section 3870 with respect to the accounting and disclosure of stock-based compensation, which recommends that awards to employees be valued using a fair value method of accounting. These new rules also require that companies account for awards to be settled in cash or other assets, by measuring compensation expense on an ongoing basis, as the amount by which the quoted market price exceeds the exercise price at each measurement date.

As permitted under Section 3870, the Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price.

Under Section 3870, companies that elect a method other than the fair value method of accounting are required to disclose pro forma net income and earnings per share information, using a pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. These new rules do not apply to pre-existing awards except for those awards that call for settlement in cash or other assets.

4. ACCOUNTING POLICIES (continued)

Stock-based compensation (continued)

In September 2003, the CICA revised Section 3870 of the CICA Handbook to require that effective January 1, 2004 the fair value method of accounting for stock options be recognized in the financial statements. The Company intends to apply these provisions retroactively without restatement of the prior year commencing January 1, 2004. The cumulative compensation cost of options to acquire common shares of the Company issued since January 1, 2002, using the Black-Scholes option pricing model, will be charged to deficit with a corresponding increase to contributed surplus at January 1, 2004.

Research and development costs

Research costs are expensed as incurred and significant project development costs are capitalized as deferred charges in accordance with Canadian generally accepted accounting principles, once the Company has determined that commercialization criteria concerning the product or process have been met. These projects relate primarily to the development of new downhole tools or improvements to existing downhole tools. Amortization of these costs over the useful life commences with the successful commercial production or use of the product or process. On an ongoing basis, management reviews the unamortized balance to ensure that the deferred development costs continue to satisfy the criteria for deferral and amortization.

Government assistance

The Company receives government assistance in the form of investment tax credits. Investment tax credits toward research and development expenditures, related to capital assets used for research and development, are credited against the cost of the related capital assets and all other assistance is credited against the related expenses as incurred.

Earnings per share

Basic earnings per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per common share is calculated on the basis of the weighted average number of common shares outstanding during the period plus the additional common shares that would have been outstanding if potentially dilutive common shares had been issued using the treasury stock method.

Employee future benefits

The Company accounts for employee future benefits in accordance with CICA Handbook Section 3461, which requires that all employee future benefits be accounted for on an accrual basis.

(thousands of Canadian dollars, except share and per share data)

5. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Discontinued operations

On February 5, 2004, the Company sold substantially all of the assets and liabilities related to Ackerman International Corp. for total cash proceeds of U.S. $1,425. The effective date of the sale is January 1, 2004. Accordingly, the results of these operations have been accounted for on a discontinued basis and the related net assets classified as held for sale. In accordance with CICA 3475, the Company has determined that the net proceeds are less than the net book value of the net assets sold as at December 31, 2003 and has adjusted the carrying values accordingly. This loss on sale is included in discontinued operations for the year ended December 31, 2003. Current and prior year's operating results, cash flows and balance sheet for this business are presented separately as discontinued operations in these consolidated financial statements.

On December 19, 2003, a formal plan to dispose of the Company's Bolivian operations was approved by the Board of Directors. The assets of these operations are available for immediate sale and are actively being marketed. It is expected that a sale will occur within one year. Accordingly, the results of operations, including the loss on the write-down of assets to fair value (net of estimated disposition costs) have been accounted for on a discontinued basis and the related net assets classified as held for sale. Current and prior year's operating results, cash flows and balance sheet for these operations are presented separately as discontinued operations in these consolidated financial statements.

Assets held for sale

On December 19, 2003, the Board of Directors of the Company approved formal plans to dispose of the Company's EM MWD wireless guidance assets and related technology (EM), and certain of the Company's research and development equipment (test rig). These assets are available for immediate sale and are actively being marketed. It is expected that a sale will occur within one year. These assets have been written down by $1,116 to fair value net of estimated disposition costs. For reporting purposes, these assets have been presented separately as assets held for sale. Accordingly, the prior year's balance sheet has been reclassified to reflect this change.

The Company is currently involved in negotiations to sell its 20% investment in RTI, LLC. and related RTI assets. These assets have been written down by $290 to fair value net of estimated disposition costs. For reporting purposes, these assets have been presented separately as assets held for sale. Accordingly, the prior year's balance sheet has been reclassified to reflect this change.

(thousands of Canadian dollars, except share and per share data)

5. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (continued)

Amounts included in the consolidated balance sheets relating to discontinued operations and the assets held for sale are as follows:

	2003			2002		
	Ackerman	Bolivia	Total	Ackerman	Bolivia	Total
Current assets held for sale						
Discontinued operations						
Cash	$ 454	$ 153	$ 607	$ 134	$ 415	$ 549
Accounts receivable	666	232	898	816	137	953
Inventory	462	748	1,210	6,690	1,855	8,545
Prepaids	5	36	41	144	1,350	1,494
Capital assets	421	-	421	3,166	-	3,166
Goodwill (1)	-	-	-	4,726	-	4,726
	2,008	1,169	3,177	15,676	3,757	19,433
Assets held for sale						
EM inventory			2,114			4,139
RTI inventory			425			487
			2,539			4,626
Current assets held for sale			$ 5,716			$ 24,059
Long-term assets held for sale						
Discontinued operations						
Capital assets	$ -	$ 1,857	$ 1,857	$ -	$ 3,986	$ 3,986
Goodwill	-	-	-	-	59	59
Deferred charges	-	-	-	-	82	82
	-	1,857	1,857	-	4,127	4,127
Assets held for sale						
Capital assets - EM			9,216			10,995
Deferred charges - EM (2)			362			3,149
Research and development equipment (test rig)			800			1,119
Other assets (3)			287			403
			10,665			15,666
Long-term assets held for sale			$ 12,522			$ 19,793

(thousands of Canadian dollars, except share and per share data)

5. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (continued)

	2003			2002		
	Ackerman	Bolivia	Total	Ackerman	Bolivia	Total
Current liabilities held for sale						
Discontinued Operations						
Accounts payable and accrued liabilities	$ 219	$ 112	$ 331	$ 472	$ 100	$ 572
Bank indebtedness	431	-	431	4,185	-	4,185
Current portion of long-term debt	-	-	-	120	46	166
	$ 650	$ 112	$ 762	$ 4,777	$ 146	$ 4,923
Long-term liabilities held for sale						
Discontinued Operations						
Long-term debt	$ -	$ 47	$ 47	$ -	$ 61	$ 61

(1) In conjunction with the Company's annual impairment test of goodwill, it was determined that $4,039 of goodwill arising from the July 1, 2000 acquisition of Ackerman International Corp. was impaired. The circumstances that contributed to this goodwill impairment included a slowdown in the utility industry and a general decline in Ackerman's business activity.

(2) For the year ended December 31, 2003, the Company determined that $2,200 of deferred charges, relating to development and patent costs associated with EM MWD wireless guidance systems, were impaired. The Company gained access to this technology through its May 15, 2001 acquisition of Northstar Drilling Systems Inc. The circumstances that contributed to this impairment include a slowdown in the utility industry, lower margins than anticipated, and lower than projected business activity due to slower customer product acceptance resulting in lower sales growth forecasts. This non-cash charge has been charged to amortization expense.

(3) Other assets include the Company's 20% investment in RTI, LLC (RTI), a company formed to develop technology related to a new downhole tool. This investment is accounted for using the equity method of accounting. For the year ended December 31, 2003, the Company recorded an equity loss from this investment of $32 (2002 - $55), which, due to the insignificance of the amount, has been included in revenue on the consolidated statement of operations. During the year, the Company incurred license fees of $87 (2002 - $201) to RTI. At December 31, 2003, the carrying value of the investment and the book value of the investee's net assets are not materially different.

(thousands of Canadian dollars, except share and per share data)

5. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (continued)

Results of discontinued operations are as follows:

	Year ended December 31, 2003			Year ended December 31, 2002		
	Ackerman	Bolivia	Total	Ackerman	Bolivia	Total
Revenue	$ 9,332	$ 1,369	$ 10,701	$ 6,321	$ 1,156	$ 7,477
Loss before goodwill impairment (net of income taxes)	$ 667	$ 263	$ 930	$ 255	$ 1,084	$ 1,339
Goodwill impairment	4,039	220	4,259	-	-	-
Loss on write-down of assets to fair value, less cost to sell (net of income taxes)	2,502	2,852	5,354	-	-	-
Loss from discontinued operations	$ 7,208	$ 3,335	$ 10,543	$ 255	$ 1,084	$ 1,339

6. BUSINESS ACQUISITION

On August 29, 2002, the Company acquired all the outstanding shares of Houston, Texas-based Diamond Products International, Inc. (DPI), a leading polycrystalline diamond compact (PDC) drill bit design and manufacturing business.

The acquisition was accounted for by the purchase method of accounting and includes results of operations from the date of acquisition. The total cost of the purchase was $52,847, consisting of share consideration of 126,467 common shares with a value of $1,159, warrants consideration of 121,535 warrants with a net value of $808, and cash of $50,880. The value per share used to calculate the share and warrant consideration was $9.168. This price was the weighted average trading price per share for the ten-day period prior to the announcement date.

(thousands of Canadian dollars, except share and per share data)

6. BUSINESS ACQUISITION (continued)

The fair value ascribed to the net assets acquired was as follows:

Current assets (including $74 of cash)	$ 18,124
Capital assets	4,099
Deferred charges	5,685
Current liabilities	(6,001)
Bank indebtedness	(2,472)
Long-term debt	(3,083)
Future income taxes	(2,983)
Total net assets acquired	13,369
Goodwill	39,478
Total assets	$ 52,847
Purchase price	
Common shares and warrants	1,967
Cash (including $1,316 of transaction costs)	50,880
	$ 52,847

7. INVENTORY

	2003	2002
Raw materials	**$ 1,273**	$ 275
Work-in-progress	**1,734**	1,831
Spare parts	**20,939**	25,789
Inventory for resale	**6,817**	8,203
	$ 30,763	$ 36,098

8. OTHER ASSETS

	2003	2002
Value added tax	**$ 211**	$ 1,218
Development costs - in progress	**551**	-
Advances to Newburgh Industries Ltd.	**-**	788
Other	**39**	-
	801	2,006
Current portion (included in prepaid expenses)	**128**	1,218
	$ 673	$ 788

(thousands of Canadian dollars, except share and per share data)

8. OTHER ASSETS (continued)

The Company had made advances to Newburgh Industries Ltd. in exchange for an agreement in principle to acquire a 20% investment in this company. As a result of changes in circumstances since 2002, these advances were written off during the year.

9. CAPITAL ASSETS

	2003		
	Cost	Accumulated Amortization	Net Book Value
Downhole tools	$ 74,800	$ 26,223	$ 48,577
Shop equipment	21,870	8,934	12,936
Buildings	14,014	2,309	11,705
Leasehold improvements	497	256	241
Office equipment	5,024	3,391	1,633
Automotive equipment	4,455	3,056	1,399
Land	3,064	-	3,064
	$ 123,724	$ 44,169	$ 79,555

	2002		
	Cost	Accumulated Amortization	Net Book Value
Downhole tools	$ 86,644	$ 26,246	$ 60,398
Shop equipment	23,179	7,295	15,884
Buildings	14,315	2,056	12,259
Leasehold improvements	516	168	348
Office equipment	4,489	2,410	2,079
Automotive equipment	3,759	2,622	1,137
Land	3,391	-	3,391
	$ 136,293	$ 40,797	$ 95,496

Amortization of capital assets for the year amounted to $12,557 (2002 - $12,846).

A significant portion of the downhole tool assets are subject to operating leases of a short-term nature offered to customers, resulting in lease revenue equal to approximately 44% (2002 - 40%) of the total downhole tools revenue indicated in Note 25.

(thousands of Canadian dollars, except share and per share data)

10. DEFERRED CHARGES

	2003		
	Cost	**Accumulated Amortization**	**Net Book Value**
Development costs and technology of downhole tools	$ 7,365	$ 2,429	$ 4,936
Pre-operating costs	104	104	-
Other	1,586	1,300	286
	$ 9,055	$ 3,833	$ 5,222

	2002		
	Cost	Accumulated Amortization	Net Book Value
Development costs and technology of downhole tools	$ 8,023	$ 1,339	$ 6,684
Pre-operating costs	104	-	104
Other	1,586	600	986
	$ 9,713	$ 1,939	$ 7,774

Amortization of deferred charges for the year amounted to $2,371 (2002 - $1,071), of which $461 (2002 - $409), related to deferred costs of obtaining debt financing, has been charged to interest expense. Included in total amortization was $1,204 (2002 - $672) related to development costs and technology of downhole tools.

Development costs and technology of downhole tools deferred during the year amounted to $458. Development and costs and technology of downhole tools deferred during the year ended December 31, 2002 amounted to $7,475, of which $5,685 was purchased in conjunction with the Diamond Products International, Inc. acquisition (Note 6).

Research costs of $12 (2002 - $15) were expensed during the year.

(thousands of Canadian dollars, except share and per share data)

11. INCOME TAXES

The following is a reconciliation of income taxes, calculated at the Canadian combined federal and provincial income tax rate of approximately 36% (2002 - 39.25%), to the income tax provision included in the consolidated statement of operations.

	2003	2002
Recovery of income taxes based on statutory tax rates	**$ 8,571**	$ 3,039
Increase (decrease) related to:		
Large corporations tax	**(200)**	(71)
Manufacturing and processing deduction	**-**	(324)
Non-deductible items	**(330)**	(435)
Foreign tax rate differential	**(274)**	(411)
Other	**(304)**	1,321
Change in future income taxes resulting from tax rate reduction	**(232)**	85
	$ 7,231	$ 3,204
Current income tax recovery (expense)	**$ (448)**	$ 2,335
Future income tax recovery	**7,679**	869
	$ 7,231	$ 3,204

Future income taxes are recognized for consequences attributed to estimated differences between the financial statement carrying value of existing assets and liabilities and their respective income tax bases.

(thousands of Canadian dollars, except share and per share data)

11. INCOME TAXES (continued)

Future income taxes are comprised of:

	2003	2002
Future income tax assets		
Tax benefits on loss carry forwards and tax credits	$ 14,618	$ 4,412
Reserves and contingencies	2,343	3,857
Share issuance costs	988	634
Other	630	390
Less valuation allowance	(3,476)	(3,897)
Future income tax assets	15,103	5,396
Future income tax liabilities		
Capital, intangible, and other assets	(10,345)	(10,487)
Other	(440)	(97)
Future income tax liabilities	(10,785)	(10,584)
Future income tax assets (liabilities) - net	$ 4,318	$ (5,188)
Classified as:		
Current asset	$ -	$ 1,462
Long-term asset	7,571	3,934
Long-term liability	(3,253)	(10,584)
Future income tax assets (liabilities) - net	$ 4,318	$ (5,188)

For income tax purposes, the Company had non-capital loss carry forwards relating to operations in various jurisdictions of approximately $36,405 (2002 - $13,825), which are available to offset income to specific entities of the consolidated group in future periods. The non-capital loss carry forwards expire at various times to the end of 2023. Of the non-capital losses carry forwards, $26,910 (2002 - $4,245) has been recognized in these consolidated financial statements.

12. GOODWILL

	2003	2002
Balance, beginning of year	$ 73,018	$ 32,954
Business acquisitions (Note 6)	-	39,478
Goodwill impairment	(32,010)	-
Foreign exchange	(6,618)	586
Balance, end of year	$ 34,390	$ 73,018

(thousands of Canadian dollars, except share and per share data)

12. GOODWILL (continued)

In conjunction with the requirements under CICA Handbook Section 3062 the Company tests its goodwill for impairment on an annual basis. Consistent with current industry-specific valuation methods and recommendations for assessment from CICA Handbook Section 3062, the Company used a combination of the discounted cash flow model and the market comparable approach to arrive at the fair value of these reporting units.

Upon completion of this test as at June 30, 2003, the Company determined that the goodwill of certain of its businesses was impaired. These non-cash goodwill impairments were as follows:

	2003	2002
Northstar Drilling Systems Inc. (a)	$ 19,310	$ -
Diamond Products International, Inc. (b)	12,700	-
Total goodwill impairment	$ 32,010	$ -

(a) The circumstances that contributed to an impairment of the goodwill arising from the May 15, 2001 acquisition of Northstar Drilling Systems Inc. include a slowdown in the utility industry, lower margins than anticipated, and lower than projected business activity due to slower customer product acceptance resulting in lower sales growth forecasts.

(b) The circumstances that contributed to a partial impairment of the goodwill arising from the August 29, 2002 acquisition of DPI, Inc. relate to a slowdown in U.S. deep water drilling, political unrest in Nigeria and Venezuela and increased competition.

(thousands of Canadian dollars, except share and per share data)

13. BANK INDEBTEDNESS

At December 31, 2003, bank indebtedness consisted of four revolving, operating loans secured by accounts receivable, inventory, and general security agreements. The revolving, operating loans, restricted to specific margin requirements, were limited to a maximum amount of $30,000, U.S. $3,000, U.S. $333, and Euros 316, and bore interest at prime plus 1.0%, prime, prime plus 0.75%, and prime plus 1.5%, respectively. Interest expense from continuing operations on bank indebtedness during the year is $2,094 (2002 - $1,477). Total interest expense on bank indebtedness during the year is $2,191 (2002 -$1,706). The total bank indebtedness, at December 31, 2003, denominated in U.S. dollars is U.S. $2,243 (2002 – U.S. $4,295). The total bank indebtedness, at December 31, 2003, denominated in Euros is Euros 212 (2002 - Euros 229).

On January 29, 2004, the Company completed a $55,000 debt financing package, which includes a $20,000 (maximum limit) revolving operating facility with HSBC Bank Canada (Note 14), restricted to specific margin requirements. Part of the proceeds from this new debt was used to repay the operating loans described above with the exception of the Euro facility. The new operating facility, secured by accounts receivable, inventory and a general security agreement, is due on demand and bears interest at prime plus 1%.

As a portion of the bank indebtedness has been repaid from the proceeds of new, long-term financing facilities completed subsequent to December 31, 2003, that portion has been excluded from current liabilities as follows:

	2003	2002
Total bank indebtedness	**$ 24,131**	$ 33,759
Less amount included in long-term debt (Note 14)	**11,552**	-
Current portion of bank indebtedness	**$ 12,579**	$ 33,759

The Company's bank indebtedness as at January 29, 2004 consists of the Euro facility (maximum Euros 316) and the HSBC Bank Canada operating facility (maximum $20,000).

(thousands of Canadian dollars, except share and per share data)

14. LONG-TERM DEBT

	2003	2002
Capital loan, bearing interest at prime plus 1.0% and secured by a general security agreement providing first charge on all assets of the Company and its subsidiaries	**$ 12,000**	$ 16,000
Bank indebtedness (Note 13)	**11,552**	-
Liquidity Note, bearing interest at 24% and secured by a second charge on the assets of the Company as well as guarantees from certain subsidiaries	**6,000**	-
Bridge Loan, bearing interest at prime plus 1% and secured by a general security agreement providing first charge on all assets of the Company and subsidiaries	**3,426**	34,600
Total debt repaid January 29, 2004 (see below)	**32,978**	50,600
Mortgage, payable in monthly payments of U.S. $13 beginning April 30, 2003, matures on February 29, 2008, bearing interest at 6.5%, and secured by a first charge on the subject real estate with a net book value of $1,903	**1,461**	1,124
Promissory note, payable in monthly payments of U.S. $11 secured by assets in the Company's Mexican subsidiary	**371**	-
Instalment sale agreement, payable in monthly payments of U.S. $4, maturing on July 31, 2011, bearing interest at 5%, and secured by the subject real estate with a net book value of $512	**346**	467
Vehicle loans and leases payable, interest rates varying from nil to 15%, due on dates ranging from January 2004 to February 2006, and secured by specific assets with a net book value of $160	**93**	222
Subordinated debt (U.S. $1,984), repaid December 2003, bearing interest at 10% and unsecured by agreement with certain former shareholders of DPI, Inc.	**-**	3,129
Loan agreement, payable in monthly payments of U.S. $25 beginning January 15, 2003, due December 15, 2003, bearing interest at U.S. bank prime plus 2%, and unsecured	**-**	477
Promissory note, repaid during the year, bearing interest at 8% and unsecured	**-**	394
Other	**214**	400
	35,463	56,813
Less current portion	**11,602**	54,760
	$ 23,861	$ 2,053

(thousands of Canadian dollars, except share and per share data)

14. LONG-TERM DEBT (continued)

The total long-term debt at December 31, 2003, denominated in U.S. dollars, is U.S. $1,761 (2002 - U.S. $3,757).

Interest from continuing operations on long-term debt during the year amounted to $4,131 (2002 - $2,345). Total interest on long-term debt during the year amounted to $4,135 (2002 - $2,352).

On January 29, 2004, the Company completed a new debt refinancing package with HSBC Bank Canada and HSBC Bank USA. Under the terms of this new agreement, HSBC Bank Canada provided a $15,000 term loan ("Canadian Term Loan") and a $20,000 (maximum limit) operating loan (Note 13). The Canadian Term Loan, payable in quarterly principal payments of $1,250 beginning April 30, 2004 and due January 31, 2007, bears interest at prime plus 1.25% and is secured by a general security agreement providing a first charge on all assets of the Company and its Canadian and U.S. subsidiaries. As well, HSBC Bank USA provided a U.S. $7,500 refinancing loan ("U.S. Refinancing Loan") and a U.S. $7,500 term loan ("U.S. Term Loan"). The U.S. Refinancing Loan, payable in quarterly principal payments of U.S. $625 beginning April 30, 2004 and due January 31, 2007, bears interest at U.S. prime plus 1.25% and is secured by a general security agreement providing a first charge on all assets of the Company's U.S. subsidiaries. The U.S. Term Loan, payable in full on July 31, 2005 except U.S. $3,750, which is due October 31, 2004, bears interest at U.S. prime plus 1.25% and is secured by a general security agreement providing a first charge on all assets of the Company's U.S. subsidiaries.

Total proceeds of the January 29, 2004 long-term debt financings were used to retire certain existing obligations as follows:

Proceeds	
Canadian Term Loan	$ 15,000
U.S. Refinancing Loan (U.S. $7,500)	9,915
U.S. Term Loan (U.S. $7,500)	9,915
	$ 34,830
Repayments	
Capital Loan	$ 12,000
Bank indebtedness (Note 13)	11,552
Liquidity Note	6,000
Bridge Loan	3,426
Repayments of debt existing at December 31, 2003	32,978
Bank indebtedness arising in intervening period (January 1, 2004 to January 29, 2004)	1,618
Financing costs paid from proceeds	234
	$ 34,830

(thousands of Canadian dollars, except share and per share data)

14. LONG-TERM DEBT (continued)

The aggregate principal repayments required to meet the long-term debt obligations in each of the next five years, after giving effect to the refinancings described above, are as follows:

2004	**$ 11,602**
2005	**13,610**
2006	**8,513**
2007	**2,267**
2008 and thereafter	**1,323**

15. CAPITAL STOCK

Authorized

Unlimited Class A voting common shares without nominal or par value
Unlimited Class B non-voting common shares without nominal or par value

Changes in the Company's common shares outstanding during 2003 and 2002 are as follows:

	2003		2002	
Issued	**Number**	**Amount**	Number	Amount
Common Shares				
Class A common shares				
Balance at beginning of year	**27,530,603**	**$ 134,581**	23,607,968	$ 108,277
Stock options exercised	**33,500**	**157**	134,086	412
Warrants exercised	-	-	212,082	1,091
Private placement (a)	**7,936,600**	**24,129**	-	-
Rights offering (b)	**7,100,141**	**21,798**	-	-
Public offering (c)	-	-	3,450,000	23,642
Issued pursuant to acquisition (Note 6)	-	-	126,467	1,159
Balance at end of year	**42,600,844**	**180,665**	27,530,603	134,581
Warrants				
Balance at beginning of year	**189,535**	**808**	280,082	-
Issued pursuant to acquisition (Note 6)	-	-	121,535	808
Expired	**(10,000)**	-	-	-
Exercised			(212,082)	-
Balance at the end of year	**179,535**	**808**	189,535	808
		$ 181,473		$ 135,389

(thousands of Canadian dollars, except share and per share data)

15. CAPITAL STOCK (continued)

There are no outstanding Class B common shares.

(a) In September 2003, the Company completed a private placement of 7,936,600 Class A common shares at a price of $3.15 per share, resulting in total gross proceeds of $25,000. Expenses related to the private placement, net of future income taxes of $423, amounted to $871. Net proceeds to the Company of approximately $23,706 were used to repay $21,500 of the Bridge Loan with the remaining funds used for working capital purposes.

(b) In October 2003, the Company completed a Rights Offering at an exercise price of $3.15 per share, resulting in the issuance of 7,100,141 Class A common shares and gross proceeds of $22,365. Expenses related to the Rights Offering, net of future income taxes of $276, amounted to $567. Net proceeds to the Company of $21,522 were used to repay $9,674 of the Bridge Loan and repay $4,000 of the Liquidity Note with the remaining funds used for working capital purposes.

(c) In December 2002, the Company completed an offering consisting of 3,450,000 Class A common shares at a price of $7.15 per share, resulting in total gross proceeds of $24,668. Expenses related to the share issue, net of future income taxes of $659, amounted to $1,026. Net proceeds to the Company of $22,983 were used primarily to pay down a portion of the Bridge Loan used to purchase Diamond Products International, Inc.

Changes in the Company's share purchase warrants outstanding during 2003 and 2002 are as follows:

	2003		2002	
	Number	Weighted average exercise price	Number	Weighted average exercise price
Outstanding, beginning of year	189,535	$ 3.57	280,082	$ 5.20
Granted	-	-	121,535	2.57
Expired	(10,000)	5.00	-	-
Exercised	-	-	(212,082)	5.15
Outstanding, end of year	179,535	$ 3.49	189,535	$ 3.57

At December 31, 2003, all outstanding warrants were completely vested and expire on dates ranging from February 2004 to December 2011.

(thousands of Canadian dollars, except share and per share data)

15. CAPITAL STOCK (continued)

Stock-based compensation plan

The Company maintains an Employee, Director, and Consultant Stock Option Plan under which the Company may grant options for up to 5,400,000 shares of Class A common stock of the Company at an exercise price equal to the market price of the Company's stock at the date of grant. As at December 31, 2003 the maximum number of options available for issue under this Plan is 4,230,201 of which 3,471,165 are outstanding. Options awarded are exercisable for a period of up to ten years. Typical vesting arrangements provide for partial vesting at the date of grant with the balance of the options vesting over periods of two to four years.

A summary of the status of the Company's stock option plan as at December 31, 2003 and 2002, and changes during the years ended on those dates is presented below:

	2003		2002	
	Number	**Weighted average exercise price**	Number	Weighted average exercise price
Outstanding, beginning of year	**870,829**	**$ 7.25**	849,515	$ 6.53
Granted	**2,912,500**	**3.32**	173,500	7.80
Exercised	**(33,500)**	**4.69**	(134,086)	3.07
Cancelled or expired	**(278,664)**	**7.00**	(18,100)	9.62
Outstanding, end of year	**3,471,165**	**$ 4.00**	870,829	$ 7.25

The following table summarizes information about stock options outstanding as at December 31, 2003:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding Dec. 31, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable Dec. 31, 2003	Weighted Average Exercise Price
$1 - $6	2,922,000	4.77 years	$ 3.24	632,000	$ 3.33
$6 - $9	480,165	7.15 years	7.55	480,165	7.55
> $9	69,000	4.57 years	11.36	69,000	11.36
$1 - $13	3,471,165	5.10 years	$ 4.00	1,181,165	$ 5.52

(thousands of Canadian dollars, except share and per share data)

15. CAPITAL STOCK (continued)

Pro forma accounting for stock-based compensation

Effective January 1, 2002, the CICA recommends that stock-based compensation be accounted for using a fair value methodology. As permitted under the new rules, the Company has elected to measure compensation expense as the difference, if any, between the quoted market value or fair value of the stock at the date of grant and the exercise price at the date of grant. The exercise price of options granted by the Company was not less than the market value at the date of grant and, consequently, no compensation expense has been recorded.

If compensation costs for options for common shares of the Company, issued on or after January 1, 2002, had been determined based on the fair value methodology, using the Black-Scholes option pricing model, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

	2003	2002
Net loss applicable to common shareholders, as reported	**$ 59,129**	$ 5,877
Pro forma net loss applicable to common shareholders	**61,145**	6,525
Net loss per common share, as reported - basic and diluted	**(1.87)**	(0.24)
Pro forma net loss per common share - basic and diluted	**(1.93)**	(0.27)

The fair value of each option grant by the Company was estimated using the Black-Scholes option-pricing model assuming no dividends are paid on common shares, a risk-free interest rate of 4.14% (2002 - 4.38%), an average life of five years, and a volatility of 57.36% (2002 - 53.14%). The amounts computed, according to the Black-Scholes pricing model, may not be indicative of the actual values realized upon the exercise of these options by the holders.

16. CUMULATIVE TRANSLATION ADJUSTMENT

The cumulative translation adjustment represents the net unrealized foreign currency translation (loss) gain on the Company's net investment in self-sustaining foreign operations.

(thousands of Canadian dollars, except share and per share data)

16. CUMULATIVE TRANSLATION ADJUSTMENT (continued)

The changes in this account are as follows:

	2003	2002
Cumulative unrealized gain, beginning of year	$ 7,257	$ 6,053
Unrealized (loss) gain for the year on translation of net investment	(26,131)	1,204
Realized loss from reduction in net investment of foreign subsidiaries	(520)	-
Cumulative unrealized (loss) gain, end of year	$ (19,394)	$ 7,257
U.S. dollar exchange rate, end of year	1.2946	1.5769
Euro exchange rate, end of year	1.6256	1.6531

The change in cumulative translation adjustment is primarily related to the change in the rate of exchange between the Canadian dollar and the U.S. dollar, and the effect this change has on the assets and liabilities of the Company's self-sustaining foreign subsidiaries.

17. GUARANTEES

Effective for the year ended December 31, 2003, the Company adopted the new CICA Accounting Guideline 14, Disclosure of Guarantees, which recommends companies disclose the nature, amount and terms of obligations under guarantee or indemnification in the event of an adverse judgment in a lawsuit.

The Company has agreements in place to indemnify its Directors and Officers for certain events or occurrences while the Officer or Director is or was serving at the Company's request in such capacity. The maximum potential amount of future payments is unlimited. However, the Company has Director and Officer insurance coverage that limits its exposure and enables the Company to recover a portion of any future amounts paid.

18. COMMITMENTS AND CONTINGENCIES

Commitments

The Company is committed to capital expenditures of $1,035 (2002 - $353) and to future payments under operating leases and employment contracts as follows:

2004	**$ 4,979**
2005	**3,165**
2006	**2,090**
2007	**1,105**
2008	**543**

(thousands of Canadian dollars, except share and per share data)

18. COMMITMENTS AND CONTINGENCIES (continued)

Contingencies

a) A claim for \$25,000 and \$15,000 each had been made against the Company and two of its subsidiaries for alleged patent infringement and other patent related matters. Subsequent to December 31, 2003, the Company settled this litigation. The financial cost of the settlement, the terms of which are confidential between the parties, are accrued in the December 31, 2003 results.

b) A claim for U.S. \$1,500 has been made against the Company for damages plus costs. It is not possible, at this time, to determine if any amount will become payable as a result of this claim. Management is of the view that this claim is wholly without merit.

c) The Canada Customs and Revenue Agency ("CCRA") is auditing certain of the Company's transfer pricing methodologies for the fiscal years 1996 to 2002. The Company anticipates that this matter will go before Competent Authority, comprised of representatives of the CCRA and the Internal Revenue Service of the United States. During 2003, transfer pricing discussions with CCRA continued. Due to the nature of the matter, the amount of the loss, if any, cannot be reasonably estimated and therefore no amounts have been accrued in these consolidated financial statements. Management now estimates the maximum after-tax charge resulting from the most negative outcome on resolution of this matter could be up to \$7,000. At December 31, 2003, the Company had loss carry forwards available, which could be used to reduce the cash impact of any assessment by approximately \$1,200. Management will continue to work with its advisors to resolve this issue.

19. INTEREST EXPENSE

	2003	2002
Interest on long-term debt (Note 14)	**\$ 4,131**	\$ 2,345
Interest on bank indebtedness (Note 13)	**2,094**	1,477
Other	**3,108**	1,477
	\$ 9,333	\$ 5,299

(thousands of Canadian dollars, except share and per share data)

20. OTHER EXPENSES

	2003	2002
Write-down of research and development equipment (a)	$ 1,117	$ -
Write-off of advances to Newburgh Industries Ltd. (b)	805	-
Other	433	-
	$ 2,355	$ -

(a) The research and development equipment consists of a drilling rig used for testing purposes. This asset has been reclassified to long-term assets of operations held for sale and its carrying value has been written down to fair value net of estimated disposition costs (Note 5).

(b) As a result of changes in circumstances since December 31, 2002, the advances made to Newburgh Industries Ltd. were written off during the third quarter.

21. EMPLOYEE BENEFIT PLAN

The Company has a defined contribution employee benefit plan covering a significant number of its employees. Depending on length of employment and plan participation, the Company either matches 50% or 100% of individual employee contributions to a maximum of fifteen hundred dollars per year. Employer matching contributions totalled $443 for the year ended December 31, 2003 (2002 - $256).

22. RELATED PARTY TRANSACTIONS

A former director of the Company provided legal services in the amount of $20 during the year (2002 - $131). Also, a director and officer of the Company is a shareholder of a company that provided machining services in the amount of $64 during the year (2002 - $49). These transactions took place at normal commercial rates and terms.

During the year the Company paid interest and financing fees of $823 (2002 - nil) to CanFund VE Investors II, L.P., a significant shareholder of the Company.

23. FINANCIAL INSTRUMENTS

Financial instruments consist of recorded amounts of accounts receivable and other like amounts that will result in future cash receipts, as well as accounts payable and accrued liabilities, borrowings, and other like amounts that will result in future cash outlays.

Interest rate risk

Interest rate risk is the risk to the Company's earnings that arises from fluctuations in interest rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to interest rate risk. For 2003, a 1% increase or decrease in interest rates would have reduced or increased earnings before income taxes by approximately $700.

Credit risk

Credit risk arises from the potential that a counterparty will fail to perform its obligations. The Company is exposed to credit risk from customers. However, the Company has a large number of customers, dispersed across many different geographical locations internationally, which minimizes concentration of credit risk. In addition, significant customers include large, well-established, publicly traded corporations. Concentration of credit risk, with respect to accounts receivable, is also limited due to the Company's credit evaluation process. In the normal course of business, the Company evaluates the financial condition of its customers on a continuing basis and reviews the credit worthiness of all new customers.

Currency risk

The Company is exposed to currency risks as a result of its export to foreign jurisdictions of goods produced in Canada. These risks are partially covered by purchases of goods and services in the foreign currency. The Company does not use derivative financial instruments to reduce its exposure to fluctuations in foreign exchange rates.

Fair value

The carrying value of the Company's interest in financial instruments approximates their fair value. The estimated fair values approximate amounts for which these financial instruments could be currently exchanged in an arm's length transaction between willing parties who are under no compulsion to act. Therefore, fair values are based on estimates, using present value and other valuation techniques, that are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates that reflect varying degrees of risk. Therefore, due to the use of subjective judgment and uncertainties, the aggregate fair value amount should not be interpreted as being realizable in an immediate settlement of the instruments.

(thousands of Canadian dollars, except share and per share data)

24. LOSS PER COMMON SHARE

In calculating earnings per common share under the treasury stock method, the numerator remains unchanged from the basic earnings per common share calculation, as the assumed exercise of the Company's stock options and share purchase warrants does not result in an adjustment to income. The reconciliation of the denominator in calculating diluted earnings per common share is as follows:

	2003	2002
Weighted average number of common shares outstanding - basic earnings per common share	**31,681,108**	23,990,324
Effect of dilutive securities	**81,516**	258,001
Weighted average number of common shares outstanding - diluted earnings per common share	**31,762,624**	24,248,325

For the years ended December 31, 2003 and 2002, the effect of dilutive securities is anti-dilutive.

25. SEGMENTED INFORMATION

During 2003, the Company restructured its organizational and internal reporting structures in a manner that caused the composition of its reportable segments to change. The Company now segments its business activities into three operating segments, Tools, Bits and Fishing. Comparative figures for 2002 have been adjusted accordingly to reflect the change in reportable segments.

The Tools Segment comprises the operations of NQL Energy Services Canada Ltd. (Canadian Black Max and manufacturing operations), NQL Energy Services US, Inc. (U.S. Black Max operations), P&T Servicios Petroleros C.A. (Venezuelan operations), as well as several other businesses worldwide. The segment designs, manufactures, services and markets downhole drilling motors, EM MWD wireless guidance systems, drilling jars, shock subs, and a number of other downhole tools.

The Bits Segment designs, manufactures, and markets PDC and Natural Diamond Bits on a worldwide basis, through NQL's wholly owned subsidiary, DPI, Inc.

The Fishing Segment provides downhole fishing and milling services through the Fishing divisions of NQL Energy Services Canada Ltd. and NQL Energy Services US, Inc.

The accounting policies of the reportable segments are the same as those described in Note 4.

(thousands of Canadian dollars, except share and per share data)

25. SEGMENTED INFORMATION (continued)

	2003				
	Tools	**Bits**	**Fishing**	**Corporate**	**Consolidated**
Revenue	$ 62,248	$ 27,003	$ 21,244	$ -	$ 110,495
Amortization	12,912	1,150	1,983	622	16,667
Divisional (loss) income	(8,502)	2,718	2,771	(8,293)	(11,306)
Goodwill impairment	19,310	12,700	-	-	32,010
Total assets (1)	137,517	39,184	24,748	9,270	210,719
Capital expenditures	7,686	159	519	-	8,364
Goodwill	2,927	20,757	10,706	-	34,390

	2002				
	Tools	Bits	Fishing	Corporate	Consolidated
Revenue	$ 62,784	$ 12,092	$ 14,348	$ -	$ 89,224
Amortization	10,635	432	1,970	471	13,508
Divisional (loss) income	(1,953)	1,855	740	(2,190)	(1,548)
Total assets (1)	206,639	67,636	27,375	3,928	305,578
Capital expenditures	17,421	146	922	-	18,489
Goodwill	22,247	40,065	10,706	-	73,018

(1) Corporate assets primarily include income taxes recoverable and future income taxes.

(thousands of Canadian dollars, except share and per share data)

25. SEGMENTED INFORMATION (continued)

The Company operates in the following geographical segments. Revenues are attributed to these geographical segments based on the country from which the product or service originates.

	2003	2002
Revenue		
Canada	$ 35,524	$ 29,461
United States	57,258	32,375
International	17,713	27,388
	$ 110,495	$ 89,224
Capital assets		
Canada	$ 35,143	$ 42,240
United States	27,879	32,438
International	16,533	20,818
	$ 79,555	$ 95,496
Goodwill		
Canada	$ 13,633	$ 32,873
United States	20,757	40,145
	$ 34,390	$ 73,018

26. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation.

1. a.

CIBC Mellon Global Securities Services Company
CIBC Mellon Trust Company

[redacted]

April 15, 2004

BC Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Toronto Stock Exchange

Alberta Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission

Dear Sirs:

RE: NQL Drilling Tools Inc.
<u>Annual Meeting of Shareholders</u>

On behalf of our principal, NQL Drilling Tools Inc., we wish to confirm the following dates regarding their Annual Meeting of Shareholders:

DATE OF MEETING	June 29, 2004
RECORD DATE	May 12, 2004
MATERIAL MAIL DATE	May 19, 2004
APPLICABLE SECURITIES	CUSIP NO.
Common Shares	CA62936W1086

Yours truly,

CIBC MELLON TRUST COMPANY

<u>"Signed"</u>

Carla McKinstry
Associate Manager
Client Relations
(403) 232-2406

cc: sue.foote@nql.com

NQL
DRILLING TOOLS inc.

Management's Discussion and Analysis
for the year ended December 31, 2003

The following discussion and analysis of financial results should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2003 and is based on information available to April 30, 2004. Additional information including NQL Drilling Tools Inc.'s (the "Company" or "NQL") Annual Information Form is available on SEDAR at www.sedar.com.

Forward-looking Information

Statements in this Management's Discussion and Analysis relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, technological change, the demand for services and products provided by NQL, and other factors which are described in further detail in NQL's continuous disclosure filings.

Description of Business

NQL Drilling Tools Inc. provides downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

The Company presents its business activities in four segments, Tools, Bits, Fishing and Corporate.

The Tools Division operates in Canada, the United States and several international locations. This division designs, manufactures, services, rents and sells downhole drilling motors, EM-MWD wireless guidance systems, drilling jars, shock subs and a number of other downhole tools and services.

The Bits Division designs, manufactures, and markets polycrystalline diamond compact bits (PDC) and natural diamond bits on a worldwide basis. The Company's Tool and Bit Divisions operate under a common marketing umbrella and jointly promote performance drilling packages that combine a downhole motor with a fit for purpose drill bit to maximize rate of penetration.

The Fishing Division provides downhole fishing, milling and casing exit services under its CanFish Services product line primarily in Canada and the United States.

The Corporate Division provides support for the other three divisions of the Company and includes such costs as senior management salaries, insurance, financing costs, professional and legal fees, IT support, human resource support and other public company related expenses.

Overview

Fiscal 2003 was a difficult year for NQL, characterized by a number of factors. The Company experienced a serious liquidity crisis as a result of its inability to repay certain bridge financing incurred with the acquisition of Diamond Products International,

Inc. on August 29, 2002. As a result, a restructuring of the Board of Directors (the "Board"), management and the financial affairs of the Company was implemented to secure the ongoing viability of the Company.

During 2003, the Company raised $47 million in gross proceeds of new equity and $10 million of short-term financing to resolve the liquidity crisis. The Company was also able to refinance the Company and replace its former lenders in early 2004 with a new $55 million debt facility. With the completion of these transactions, the Company stabilized its financial position and shifted the focus of the Board and management to operations with a goal of returning NQL to sustained profitability.

Other major developments occurring in 2003 and early 2004 include the following:

- Subsequent to the completion of a strategic review of all operations by the new Board and management, the Company undertook a process to sell certain non-core assets and operations which include:
  - The sale of Ackerman International, which closed in February 2004 for total proceeds of US$1.4 million.
  - The sale of the Company's 20% interest in RTI, LLC and related inventory, which closed in April 2004 for total proceeds of US$0.6 million. RTI was an entity that had developed proprietary technology related to certain casing exiting systems.
  - The Company's Bolivian operations, which are presently being marketed for sale by third party business advisors.
  - The Company's EM-MWD operations, which are presently being marketed for sale by third party business advisors.
  - A drilling rig used for testing downhole products, which is presently being marketed for sale by third party business advisors.
- The merger of the Company's Tool and Bit Divisions under a common marketing umbrella was completed in early 2004. This merger is expected to enhance the Company's ability to offer customers performance drilling systems (a downhole mud motor paired with a fit-for-purpose bit) and increased mud motor and bit revenue through existing domestic and international sales personnel. These changes are also expected to strengthen operational management through the reallocation of human resources.
- Development of a preliminary cost rationalization program, the first steps of which were completed with a general cut in staffing levels in the first week of January 2004.
- Consolidated the Company's legal and tax structure through the merger of several Canadian companies and the two legal entities in Bolivia. These actions are expected to significantly reduce tax and administrative costs.
- The initiation of a process to revamp financial systems to provide more timely and meaningful data.
- The settlement of material litigation in which the Company was the defendant, the costs of which were accrued in the 2003 financial statements. The claims against the Company alleged certain patent infringements and other related matters and sought damages totaling $40 million. The terms of settlement are confidential between the parties.
- The completion of an internal review of the financial records of the Company to ensure these records reflected the changing circumstances of NQL and the industry in which it operates. As a result, several charges to earnings were required during 2003, which will be reviewed in more detail later in this report.

In addition to the developments discussed above, in early 2004 the Board formed a Special Committee to consider various options that may be available to the Company to enhance shareholder value. The Special Committee (comprised of R. Tim Swinton, Bruce R. Libin and Thomas R. Bates, Jr.) retained Simmons & Company International, a Houston based investment banking firm specializing in the energy industry, to assist the Board in considering and evaluating strategic alternatives.

Fourth Quarter and Year-to-Date Adjustments

During the fourth quarter and full year of 2003, the Company incurred various charges related to: a) the restructuring of the Company; b) the financial difficulties of the Company during 2003; c) the write-down of various non-core assets and discontinued operations to net realizable value in anticipation of sale; d) the write-down of goodwill and deferred charges resulting from its annual impairment test; and e) various charges associated with changing circumstances and the passage of time. Within this report, these items are referred to as "Specific Charges".

The following two tables set forth a summary of the Specific Charges recorded during the fourth quarter and full year 2003 and the overall impact of the Specific Charges on the individual line items of the Company's income statement. Given the number and magnitude of the Specific Charges, management believes the tables below will assist shareholders in better understanding the results of operations for the Company. Management has also prepared this information for internal use to better understand the cost structure and profitability of its various operations excluding the Specific Charges. The tables below are not a substitute for the consolidated financial statements of the Company that have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The following tables have no standardized meaning under GAAP and may not provide information that is comparable to other companies. Management does not represent that the Specific Charges have not previously been incurred over the past two years or will not be incurred again during the next two years. Management has made no attempt to identify charges in 2002 (if any) that would be similar to the Specific Charges identified for 2003.

(all amounts in C$000s)	Fourth Quarter 2003	Full Year 2003
Goodwill write-offs	$ -	$ 32,010
Discontinued Operations of Ackerman and Bolivia including charges to write-down assets to realizable value, net of tax	5,513	10,543
Interest and costs related to Company's financial difficulties	396	5,290
Write-off of deferred costs	-	2,712
Severance and contract settlements	1,342	2,341
Inventory adjustments	650	1,727
Doubtful North American accounts receivable	539	1,413
Write-down of test rig to realizable value	1,117	1,117
Doubtful international accounts receivable	250	1,110
Write-off of advances to foreign downhole tool company	-	805
Legal and operational restructuring costs	378	378
Write-down of minor product line to realizable value	290	290
Other	-	793
Total Specific Charges	10,475	60,529
Tax effect of the above	1,838	6,527
Impact on net income of Specific Charges	$ 8,637	$ 54,002

For the 3 Months Ended 12/31/03				For the Year Ended 12/31/03		
As Reported [1] (a)	Specific Charges [2] (b)	(a) - (b)	*(Thousands of Canadian Dollars) (except share and per share data)*	As Reported [1] (a)	Specific Charges [2] (b)	(a) - (b)
$ 26,123	$ -	$ 26,123	Revenue	$ 110,495	$ 146	$ 110,641
16,368	(940)	15,428	Direct expenses	60,961	(2,045)	58,916
9,755	940	10,695	Gross margin	49,534	2,191	51,725
11,969	(2,509)	9,460	General and administrative	44,173	(7,688)	36,485
(2,214)	3,449	1,235	EBITDA [3]	5,361	9,879	15,240
3,440	-	3,440	Amortization	16,667	(2,712)	13,955
(5,654)	3,449	(2,205)	Divisional (loss) income	(11,306)	12,591	1,285
1,540	(396)	1,144	Interest	9,333	(3,241)	6,092
1,041	(1,117)	(76)	Other expenses	2,355	(2,144)	211
(1,278)	-	(1,278)	Foreign exchange (gain) loss	813	-	813
5,513	(5,513)	-	Discontinued operations	10,543	(10,543)	-
-	-	-	Goodwill impairment	32,010	(32,010)	-
6,816	(7,026)	(210)		55,054	(47,938)	7,116
(12,470)	10,475	(1,995)	(Loss) income before income taxes	(66,360)	60,529	(5,831)
(1,059)	1,838	779	Income tax (recovery) expense	(7,231)	6,527	(704)
$ (11,411)	$ 8,637	$ (2,774)	Net (loss) income	$ (59,129)	$ 54,002	$ (5,127)
$ (0.27)	$ 0.21	$ (0.06)	Net (loss) earnings per share – basic and diluted	$ (1.87)	$ 1.71	$ (0.16)
41,520,388	41,520,388	41,520,388	Weighted average common shares outstanding	31,681,108	31,681,108	31,681,108

(1) as reported and in accordance with GAAP

(2) as shown in the table above and described more fully in the accompanying report

(3) earnings before interest, income taxes, amortization, other expenses, foreign exchange, discontinued operations and goodwill impairment. The Company considers EBITDA to be a useful financial measure. Although it is not a GAAP measure, EBITDA is also a financial measure commonly used in the financial community.

Overall Performance

Revenues

For the year ended December 31, 2003, NQL recorded revenue of $110.5 million. This represents an increase of $21.3 million (24%) over the $89.2 million recorded in 2002.

The increase in revenue resulted from strong results in the Company's Fishing Division combined with a full year's results from the Company's Bits Division (acquired August 29, 2002). The increase in the Fishing Division can be attributed to the strong Canadian drilling activity during 2003, as well as its expansion into the US.

Expenses and Margins

Direct expenses for 2003 were approximately $61.0 million compared to $49.3 million in 2002. This increase primarily relates to higher revenue and $2.0 million in Specific Charges referred to above. These charges mostly relate to inventory valuation and obsolescence allowances booked during the year in conjunction with a comprehensive review conducted by management. Overall gross margins remained flat year-over-year at 45%. However, excluding the impact of the $2.0 million in Specific Charges recorded during the year, margins improved to 47%. The increase in margin is primarily related to higher overall proportion of Bits Division revenue that attracts a higher margin. In addition, general improvements in market conditions and higher revenue spread over a fixed cost base also were contributing factors.

General and Administrative

General and administrative expenses for the year increased $16.3 million when compared to 2002. A large part of the increase relates to $7.7 million in Specific Charges recorded during the year. These Specific Charges include $2.3 million in bad debt provisions. The recording of bad debt provisions was necessitated by changing circumstances related to a large sale of milling equipment into Nigeria, the anticipated impact on certain of the Company's customers in Venezuela due to the economic crisis in that country, a large Canadian bad debt provision related to a single customer who began to experience financial difficulties and provisions required on certain amounts due from higher risk customers in the US. The Company has taken steps to strengthen its credit policies to help prevent this situation from arising in the future. In addition to the bad debt provisions, the Company incurred $2.0 million in consulting and professional fees related to complying with the forbearance agreement negotiated with the Company's former lenders, $2.3 million associated with severance costs and settling certain employment agreements, and $0.4 million in costs associated with the tax, legal and operational restructuring of the Company.

The increase in general and administrative expenses also relates to the inclusion of DPI for the full year, which added a further $6.6 million in costs to 2003 compared to 2002. The remaining increase primarily relates to higher costs in the Fishing Division related to higher activity levels and the establishment of fishing operations in the US during 2003.

Amortization

Amortization expense for year ended December 31, 2003 was $16.7 million compared to $13.5 million in the prior year. The increase is primarily related to $2.7 in Specific Charges incurred during the year. These Specific Charges include $2.2 million to reflect an impairment of certain deferred costs associated with the Company's EM-MWD guidance system. The remaining $0.5 million relates to the write-off of other deferred charges, where the value was determined by management to be impaired.

The remaining increase in amortization relates to the inclusion of DPI for a full year as compared to only four months in 2002.

Interest

Interest expense for the year increased significantly when compared to 2002 ($9.3 million compared to $5.3 million). This increase primarily relates to $3.2 million in Specific Charges incurred during the year related to additional interest and fees paid to the Company's former lenders as a result of the financial difficulties of the Company. The remaining increase is primarily related to higher average debt levels associated with the purchase of DPI in August of 2002.

Other Expenses

During 2003, NQL recorded $2.4 million in other expenses. These expenses include a $1.1 million write-down of the Company's drilling rig used for testing purposes to net realizable value. This drilling rig is presently being marketed for sale. Also included in other expenses is a $0.8 million write-down in advances to a third party foreign entity. These advances had been made in connection with the development of a specialized downhole tool, in exchange for which NQL was to receive a 20% ownership interest in the Company. During 2003, management determined that changing circumstances related to the ownership of the foreign company and NQL's unwillingness to continue financing the development of the tool resulted in a permanent impairment in the value of these advances. As a result, management determined that a write-off of the full amount of these advances was necessary.

Goodwill Impairment

In conjunction with the requirements under CICA Handbook Section 3062, the Company is required to annually test its goodwill for impairment. Upon completion of its annual impairment test, the Company determined that a non-cash provision of $36.0 million of goodwill, relating to certain of its businesses, was required. These businesses include Northstar Drilling Systems Inc. ($19.3 million), Diamond Products International, Inc. ($12.7 million) and Ackerman International Corp. ($4.0 million). The goodwill impairment related to Ackerman International Corp. is included in the discontinued operations line on the consolidated statement of operations, as a decision was made to dispose of this business (sold February 2004 – see below). Therefore, the goodwill impairment from continuing operations was $32.0 million.

The circumstances that contributed to an impairment of the goodwill arising from the May 15, 2001 acquisition of Northstar Drilling Systems Inc. include a slowdown in the utility industry, lower margins than anticipated, and lower than projected business activity due to slower than anticipated customer product acceptance.

The circumstances that contributed to a partial impairment of the goodwill arising from the August 29, 2002 acquisition of Diamond Products International, Inc. relate to a slowdown in US deep water drilling, political unrest in Nigeria and Venezuela and enhanced competition.

The circumstances that contributed to an impairment of the goodwill arising from the July 1, 2000 acquisition of Ackerman International Corp. include a slowdown in the utility industry and a general decline in Ackerman's business activity.

Discontinued Operations

During the fourth quarter of 2003, management and the Board conducted an internal analysis of all aspects of the Company and concluded that certain of its assets and operations were no longer central to the longer-term strategy of the Company. As a result, NQL has recorded the following in the discontinued operations line of the consolidated statement of operations: a) the net impact of the operating results of the discontinued operations; and b) the after-tax impact of writing down the assets of the discontinued operations to their expected net realizable value.

Discontinued operations include the Ackerman business that the Company sold in February 2004, and the Bolivian operations of the Tools Division. The Company has engaged an investment advisor to assist with the disposal of the Company's remaining manufacturing assets in Bolivia.

The loss from discontinued operations for the year was $10.5 million (2002 - $1.3 million). Included in the 2003 loss from discontinued operations are losses from goodwill impairments of approximately $4.2 million (Ackerman - $4.0 million; Bolivia - $0.2 million), $5.4 million in after-tax losses related to writing down the assets to expected net realizable value (Ackerman - $2.5 million; Bolivia - $2.9 million), and $0.90 million related to the loss from operations in Bolivia and Ackerman, net of income taxes. Further details regarding discontinued operations can be found in Note 5 to the 2003 consolidated financial statements.

Net Loss and Loss per share

Overall, the net loss for 2003 was $59.1 million ($1.87/share) compared to $5.9 million ($0.24/share) in 2002. The net loss from continuing operations was $48.6 million ($1.53/share) for 2003 compared to the 2002 loss from continuing operations of $4.5 million ($0.19/share). After removing the effect of the Specific Charges of $54.0 million, the net loss for 2003 would have been $5.1 million compared to the $4.5 million loss in 2002.

After removing the effect of Specific Charges, the additional factors contributing to a larger loss in 2003 compared to 2002, despite higher revenue levels, relate to increased interest expense incurred during the year resulting from higher average debt levels and a lower overall effective income tax recovery rate compared to the prior year (2003 – 30%; 2002 – 41%). Further details regarding income taxes can be found in Note 11 to the 2003 consolidated financial statements.

The recapitalization of NQL has introduced a significant increase in the number of common shares issued and outstanding which will have an impact on future per share amounts.

Selected Annual Information

The following table sets forth certain financial information for the Company for 2001 to 2003:

(In thousands of Canadian dollars, except per share and share data)[(1)]	Year Ended Dec. 31, 2003	Year Ended Dec. 31, 2002	Year Ended Dec. 31, 2001
REVENUE	$110,495	$89,224	$112,207
(LOSS) INCOME FROM CONTINUING OPERATIONS	$(48,586)	$ (4,538)	$ 14,734
- PER COMMON SHARE - BASIC	$ (1.53)	$ (0.19)	$ 0.67
- PER COMMON SHARE - DILUTED	$ (1.53)	$ (0.19)	$ 0.66
NET (LOSS) INCOME	$(59,129)	$ (5,877)	$ 13,520
- PER COMMON SHARE - BASIC	$ (1.87)	$ (0.24)	$ 0.61
- PER COMMON SHARE - DILUTED	$ (1.87)	$ (0.24)	$ 0.60
TOTAL ASSETS	$210,719	$305,578	$236,779
TOTAL LONG TERM FINANCIAL LIABILITIES	$23,908	$2,114	$17,320
DIVIDENDS DECLARED	-	-	-
AVERAGE SHARES OUTSTANDING – BASIC	31,681,108	23,990,324	22,113,584
AVERAGE SHARES OUTSTANDING – DILUTED	31,762,624	24,248,325	22,448,508
SHARES OUTSTANDING AT YEAR-END	42,600,844	27,530,603	23,607,968

(1) This financial data has been prepared in accordance with GAAP.

Results of Operations

During 2003, management determined that a change in the methodology to determine reporting segments was necessary to mirror changes made in the organizational and internal reporting structures of the Company. As a result, the MD&A focuses on these revised segments.

Tools Division

Tools Division (Thousands of Canadian dollars)	2003	2002
Revenue	$ 62,248	$ 62,784
Direct expenses	35,095	33,504
Gross margin	27,153	29,280
General & Administrative	22,743	20,598
EBITDA*	4,410	8,682
Amortization	12,912	10,635
Operating Loss*	$ (8,502)	$ (1,953)

* EBITDA and operating loss are not recognized measures under GAAP. Management believes that in addition to net loss, EBITDA and operating loss are useful supplemental measures. The Company considers EBITDA and operating loss to be useful financial measures. Investors should be cautioned that EBITDA and operating loss should not be construed as an alternative to net loss determined in accordance with GAAP as an indicator of NQL's performance. NQL's method of calculating EBITDA and operating loss may differ from other companies and accordingly may not be comparable to measures used by other companies.

Revenue in the Tools Division remained relatively flat year-over-year. Geographically, revenue in the Tools Division was broken between $16.3 million in Canada (2002 - $14.3 million), $28.2 million in the US (2002 - $26.6 million) and $17.7 million (2002 - $21.9 million) from various locations internationally. The increases in North America relate to the stronger drilling activity experienced during 2003 compared to 2002. The reduction in international revenue relates primarily to slow activity in Venezuela due to continued political unrest in this country, where revenue was down $3.9 million ($4.4 million in 2003 vs. $8.3 million in 2002).

Direct expenses in the Tools Division were $35.1 million in 2003 compared to $33.5 in the prior year. This resulted in a gross margin for the year of 43.6% compared to 46.6% in 2002. The decreased margin primarily relates to $2.0 million of Specific Charges incurred during the year. These charges mostly relate to inventory valuation and obsolescence allowances booked in 2003 in conjunction with a comprehensive review conducted by management. After removing the effect of these Specific Charges, the gross margin for the year was 46.9% and consistent with 2002.

General and Administrative ("G&A") expenses in 2003 increased by $2.1 million compared to the prior year. This increase relates entirely to Specific Charges, which includes $1.6 million in bad debt provisions. The recording of bad debt provisions was necessitated by changing circumstances related to a large sale of milling tools into Nigeria, the anticipated impact on certain of the Company's customers in Venezuela due to the economic crisis in that country and provisions required on certain amounts due from higher risk customers in the US. The Company has taken steps to strengthen its credit policies to help prevent this situation from arising in the future. In addition to the bad debt provisions, the Company incurred $0.2 million in costs associated with the tax, legal and operational restructuring of the Company and $0.1 million associated with severance costs and settling certain employment agreements.

Amortization expense for the year ended December 31, 2003 increased by $2.3 million compared to the prior year. The increase is primarily related to $2.7 in Specific Charges incurred during the year. These Specific Charges include $2.2 million to reflect an impairment of certain deferred costs associated with the Company's EM-MWD guidance system. The remaining $0.5 million also relates to write-offs of other deferred charges, where the value was determined to be impaired. After removing the effect of Specific Charges, amortization for 2003 was $10.2 million compared to $10.6 million in 2002. The reduction relates to the strengthening Canadian dollar during 2003, which had the effect of reducing amortization for the year by approximately $0.8 million. This was partially offset by additional amortization in 2003 as a result of additions occurring during the year.

The Tools Division had EBITDA for the year of $4.4 compared to $8.7 million a year prior. The operating loss for the division in 2003 was $8.5 million compared to $2.0 million in 2002. After removing the effect of the Specific Charges, EBITDA and operating loss for the year was $8.7 million and $1.5 million, respectively.

Bits Division

Bits Division (Thousands of Canadian dollars)	**2003**	**2002**
Revenue	$ 27,003	$ 12,092
Direct expenses	12,461	5,759
Gross margin	14,542	6,333
General & Administrative	10,674	4,046
EBITDA	3,868	2,287
Amortization	1,150	432
Operating income	$ 2,718	$ 1,855

Revenue in the Bits Division (acquired on August 29, 2002) increased in 2003 as a result of a full year's results for this division compared to only four months in 2002. A comparison of 2003 revenue for this division against actual full-year revenue for 2002 results in a year-over-year reduction of $10.8 million ($27.0 million vs. $37.8 million). The decline in revenue can be attributed to a slowdown in US deep-water drilling, political unrest in Nigeria and Venezuela and increased competition. Another contributing factor to the decline in year-over-year revenue relates to the strengthening of the Canadian dollar compared to the US dollar during 2003. If the currency had remained unchanged from 2002, this would have resulted in additional revenue in 2003 of approximately $3.2 million.

Despite declining year-over-year revenues, the Bits Division maintained a similar gross margin to 2002 (53.9% - 12 months vs. 52.4% - 4 months). This can be attributed to the overall product mix of revenue in 2003 compared to 2002. If DPI had been acquired on January 1, 2003, the actual gross margin reported for this division in 2002 would have been 54.4%.

General and administrative costs increased during 2003 as a result of a full year's results for this division. G&A expenses for the division for the full year in 2002 were $13.0 million compared to $10.7 million in 2003, a decrease of $2.3 million. The strengthening Canadian dollar during 2003 had the effect of reducing G&A by approximately $1.3 million. The remainder relates to a general reduction in G&A expenses undertaken by management during the year in response to the lower activity levels.

Amortization expense increased during 2003, again due the inclusion of a full year's results for this division. Amortization expense for the division for the full year in 2002 was $0.8 million compared to $1.2 million for the year ended December 31, 2003. The increase relates to the amortization of patents, set-up as of the acquisition date in conjunction with the allocation of the excess of the purchase price over the net book value of the Bit Division.

The Bits Division achieved EBITDA and operating income for 2003 of $3.9 million and $2.7 million, respectively. On an annualized basis in 2002, EBITDA was $7.5 million and operating income was $6.7 million. If the Canadian currency had not strengthened during the year, EBITDA and operating income in 2003 would have been higher by $0.5 million and $0.3 million, respectively. The remaining reduction in EBITDA and operating income is primarily related to the reduction in activity levels in 2003 compared to 2002.

Fishing Division

Fishing Division (Thousands of Canadian dollars)	2003	2002
Revenue	$ 21,244	$ 14,348
Direct expenses	13,405	10,079
Gross margin	7,839	4,269
General & Administrative	3,085	1,559
EBITDA	4,754	2,710
Amortization	1,983	1,970
Operating income	$ 2,771	$ 740

Revenues in the Fishing Division for 2003 increased by $6.9 million or 48% compared to the prior year. This division operated at high levels throughout 2003 based on the strong drilling activity levels in Canada and its expansion into the US in 2003.

The gross margin improved to 37% compared to 30% in 2002. These stronger margins in the Fishing Division were reflective of spreading fixed costs over a higher revenue base.

General and administrative expenses increased during 2003 resulting from a $0.7 million bad debt expense related to a Canadian customer who began to experience financial difficulties and $0.7 in G&A associated with the US fishing division set up during 2003.

Amortization remained relatively flat for 2003 compared to 2002.

The strong performance of this division during the year resulted in $4.7 million of EBITDA (2002 - $2.7 million) and $2.8 million in operating income (2002 - $0.7 million).

Corporate Division

Corporate Division (Thousands of Canadian dollars)	2003	2002
General & Administrative	$ 7,671	$ 1,719
Amortization	$ 622	$ 471

The Corporate Division provides support for the other three divisions of the Company and includes such costs as senior management salaries, insurance, financing costs, professional and legal fees, IT support, human resources support and other public company related expenses.

General and Administrative expenses for the Corporate Division increased by approximately $6.0 million compared to 2002. This increase can be primarily attributed to $4.9 million in Specific Charges incurred during the year. These Specific Charges include $2.0 million in consulting and professional fees related to complying with the forbearance agreement negotiated with the Company's former lenders, $2.2 million associated with severance costs and settling certain employment agreements and $0.2

million in costs associated with the tax, legal and operational restructuring of the Company. The remainder of the increase is related to additional professional fees incurred with respect to quarterly reviews of the Company's financial results, tax advice, additional salaries associated with increasing the financial personnel of the Corporate Division, and a reallocation of certain costs from the Tools Division to the Corporate Division.

Summary of Quarterly Results

(In thousands of Canadian $, except per share figures)[1]	4th Q 2003	3rd Q 2003	2nd Q 2003	1st Q 2003	4th Q 2002	3rd Q 2002	2nd Q 2002	1st Q 2002
REVENUE	$ 26,123	$ 33,577	$ 21,037	$ 29,758	$ 27,909	$ 21,513	$ 18,405	$ 21,397
LOSS FROM CONTINUING OPERATIONS	$ (5,898)	$ (3,531)	$ (38,172)	$ (985)	$ (1,689)	$ (25)	$ (1,987)	$ (837)
- PER SHARE – BASIC	$ (0.14)	$ (0.12)	$ (1.39)	$ (0.04)	$ (0.07)	$ (0.00)	$ (0.08)	$ (0.04)
- PER SHARE – DILUTED	$ (0.14)	$ (0.12)	$ (1.39)	$ (0.04)	$ (0.07)	$ (0.00)	$ (0.08)	$ (0.04)
NET LOSS	$ (11,411)	$ (4,375)	$ (42,112)	$ (1,231)	$ (2,530)	$ (116)	$ (2,280)	$ (951)
- PER SHARE – BASIC	$ (0.27)	$ (0.15)	$ (1.53)	$ (0.04)	$ (0.10)	$ (0.00)	$ (0.10)	$ (0.04)
- PER SHARE – DILUTED	$ (0.27)	$ (0.15)	$ (1.53)	$ (0.04)	$ (0.10)	$ (0.00)	$ (0.10)	$ (0.04)

(1) This financial data has been prepared in accordance with GAAP.

Fourth Quarter - 2003

Revenue

Revenue during the fourth quarter of 2003 included $14.2 million (2002 - $15.0 million) from the Tools Division, $5.3 million (2002- $8.5 million) from the Bit Division and $6.6 million (2002 - $4.4 million) from the Fishing Division. Geographically, revenue during the fourth quarter of 2003 in the Tools Division was broken down between $3.5 million (2002 - $3.8 million) in Canada, $6.1 million in the United States (2002 - $6.6 million) and $4.7 million (2002 - $4.6) from various international locations, the largest of which was Venezuela at $2.0 million (2002 - $1.7 million).

Expenses and Margins

Gross margins for the fourth quarter of 2003 were 37 percent compared to 43 percent in the comparable period of 2002. Fourth quarter direct costs include approximately $0.9 million in Specific Charges that relate to inventory adjustments in the United States and the write-down of inventory of a minor product line to net realizable value in anticipation of a sale of that product line. After eliminating these Specific Charges, margins for the quarter would have been 41 percent. When compared to the prior year, fourth quarter 2003 margins, after elimination of the Specific Charges, reflect strong results from the Fishing Division (fixed costs spread over a higher revenue base) and higher margins from the Bit Division (product mix), offset by lower margins in the Tools Division (fixed costs spread over a lower revenue base and minor year end accounting adjustments posted in the fourth quarter).

G&A

Administrative costs for the fourth quarter of 2003 total $12.0 million as compared to $10.1 million in the same period of 2002. This increase was due primarily to $2.5 million in Specific Charges which in turn were comprised of $1.3 million in severance costs, $0.4 million in costs associated with the tax, legal and operational restructuring of the Company, and $0.8 million in bad debt provisions in Canada and Venezuela. The Canadian bad debt provision relates to a single fishing customer who is experiencing financial difficulties while the Venezuelan amounts relate to the financial crisis in that country which has impacted the ability of the Company's customers to pay their bills in a timely manner.

Interest

Interest expense during the quarter was $1.5 million, a significant decline from the $2.2 million recorded in the same period of 2002. The reduction in interest expense was primarily due to a significant decrease in debt levels resulting from the proceeds of two equity issues in 2003 and another in late 2002. The reduction in debt levels was partially offset by Specific Charges of $0.4 million associated with punitive fees and interest penalties charged by the Company's lenders as the Company worked through its financial difficulties.

Other Expenses

Other expenses during the fourth quarter includes $1.1 million in Specific Charges related to the write-down of the Company's drilling rig used for testing purposes to expected net realizable value. The Company expects to dispose of this asset in 2004.

Discontinued Operations

During the fourth quarter, management and the Board conducted an internal analysis of all aspects of the Company and concluded that certain of its assets and operations were no longer central to the longer-term strategy of the Corporation. As a result, NQL recorded the following in the discontinued operations line of the income statement in the fourth quarter: a) the net impact of the operating results of the discontinued operations; and b) the after-tax impact of writing down the assets of the discontinued operations to their expected net realizable value.

Discontinued operations include the Ackerman division that the Company sold in February of 2004, and the Bolivian operations of the Tools Division.

The loss from discontinued operations for the fourth quarter of 2003 was $5.5 million compared to $0.8 million in 2002. The increased loss in 2003 is primarily the result of writing down the assets of the discontinued operations to expected net realizable value.

Net Loss and Loss per share

Overall, the Company recorded a net loss of $11.4 million ($0.27/share) during the fourth quarter of 2003 that compares to a loss of $2.5 million ($0.10/share) in 2002. The loss from continuing operations for the quarter was $5.9 million ($0.14/share) compared to a loss of $1.7 million ($0.07/share) in 2002. After removing the impact of the Specific Charges, the Company would have recorded a net loss of $2.8 million ($0.06/share). The net loss in the fourth quarter of 2003 was impacted, in part, by a low tax recovery rate on pre-tax losses as a result of year-end adjustments and certain interest and penalty charges in Canada and the United States.

Third Quarter - 2003

Operating activities during the third quarter reflected a variety of influences. The Company's Fishing Division operated at high levels as the Canadian rig count began to rise however, the Bits Division continued to be negatively impacted by competitive pressures, a slow deep water drilling market in the Gulf of Mexico, and reduced activity in key international locations such as Nigeria and Venezuela. A relatively flat rental market, offset by strong equipment sales, resulted in higher revenue during the quarter for the Tools Division.

Overall, revenue increased 55 percent year over year due in part to a significant downhole motor sale into Vietnam and the sale of EM-MWD guidance systems to a customer in the United States. Revenue was also positively impacted by a full quarter of revenue from DPI, the acquisition of which was completed on August 29, 2002.

During the third quarter of 2003, a comprehensive internal review of NQL's financial records was conducted to ensure these records reflected the changing circumstances of NQL and the industry in which operates. As a result, earnings for the quarter were negatively impacted by $8.8 million of pre-tax Specific Charges resulting from this review.

Second Quarter - 2003

The second quarter reflected the traditional slowdown in activity in the Company's Canadian based operations due to spring breakup, which has the effect of reducing revenues to their lowest levels of the year. The Fishing Division showed a marginal year over year improvement. Revenue was positively impacted by the Bits Division, which did not exist in the prior year. The

Tools Division continued to struggle in the US, where activity levels were slower to rebound than anticipated, and internationally, primarily related to the continued political unrest in Venezuela.

Earnings and operating margins were impacted in the quarter due to increased professional fees, interest costs and bank fees (approximately $2.4 million in total) associated the Company's financial difficulties. As well, the Company incurred costs during Q2 associated with the impairment of goodwill and other intangibles totaling $38.2 million.

First Quarter – 2003

The first quarter of 2003 reflected stronger activity levels in Canada compared to 2002 as a result of an increase in drilling activity of over 20%. As a result, both the Tools Division and the Fishing Division experienced increases in revenue over 2002. Again, revenue was positively impacted by the Bits Division, acquired in August 2002. The US Tools Division showed a small increase in revenue over the prior year, while international revenue was off considerably as a result of Venezuela's political climate.

Although, gross margins improved over the prior year resulting from increased activity in North America and higher margins from the Bits Division, overall profitability suffered primarily as a result of higher interest costs associated with increased debt levels.

Fourth Quarter – 2002

The fourth quarter of 2002 was the first full quarter of activity for the Bits Division, since it was acquired in August. However, results for this division were below expectations due primarily to a slowdown in the US deepwater drilling market. While revenue in the Fishing Division was flat during the quarter, the Tools Division experienced a decrease in revenue compared to the prior year, related to the general decline in drilling activity in North America. Internationally, the Tools Division was significantly affected by the collapse of the Venezuelan oil and gas market, the major international contributor to the Company's revenue in prior years. Despite the decline in activity, margins remained relatively flat year-over-year, primarily related to the higher margins from the Bits Division. Profitability was impacted due to higher interest costs associated with the additional debt assumed upon the acquisition of DPI.

Third Quarter – 2002

Industry operating activity in the third quarter of 2002 was down considerably from 2001. This impacted all divisions of the Company. In Canada, both the Tools and Fishing Division's saw a 40% reduction in revenue over the prior year. Revenue in the US Tools Division fell more than 50% compared to 2001. The Bits Division contributed only one month of revenue as it was acquired late in the quarter. Internationally, revenue was down 30% related again to the soft activity levels in Venezuela. The Company's operations in the United Arab Emirates ("U.A.E.") had a strong quarter, more than doubling its revenue from 2001.

Second Quarter – 2002

The second quarter of 2002 experienced similar results as the third quarter, magnified by the impact of the Canadian spring-breakup. Both the Tools and Fishing Divisions experienced significant year-over-year declines in activity levels.

First Quarter – 2002

In the first quarter of 2002, drilling activity in Canada and the US was down 20% and 30%, respectively, compared to the first quarter of 2001. This resulted in significant reductions in North American revenue in both the Tools and Fishing Divisions. Internationally, the Tools Division experienced some growth compared to the first quarter of 2001, resulting primarily from operations in Holland and the U.A.E. As well, operations in Mexico (opened in May 2001) contributed to the international revenue growth. Margins suffered considerably during the quarter resulting from lower revenue spread over the fixed cost base of the Company.

Liquidity and Capital Resources

Refinancing Activities

As a result of its financial difficulties, NQL took several steps during 2003 to improve the overall financial position and liquidity of the Company. These steps included closing a $10.0 million liquidity loan with a significant shareholder of the Company, a private placement issuance of 7.9 million common shares for gross proceeds of $25 million ($23.7 million after costs) and a rights offering for 7.1 million common shares for gross proceeds of $22.4 million ($21.5 million after costs). The proceeds from these transactions were used to pay down debt owing to the Company's former lenders, partially repay the liquidity loan referred to above and for general working capital purposes.

Subsequent to year-end, the Company entered into an arrangement with a new lender for a $55 million (Canadian equivalent) loan facility. This facility, which is available in a combination of Canadian and US funds, is comprised of a $20 million operating line of credit, a $25 million three year term facility and a $10 million short-term note to be repaid over 18 months. The proceeds from this new loan facility were used to fully repay all outstanding debt (including operating lines) to the Company's former lenders and to repay the balance of the liquidity loan.

Liquidity

NQL's cash loss from continuing operations, before net changes in operating working capital items, was $4.7 million in 2003 compared to 2002 cash flow from continuing operations of $8.6 million. The cash loss from continuing operations from 2002 primarily resulted from the Specific Charges recorded during 2003.

Net cash from financing activities was virtually nil for 2003 compared to $62.9 million in 2002. During 2003, the Company generated cash from the issuance capital stock of $45.4 and from the proceeds of long-term debt of $12.8 million. These funds were used repay long-term debt and operating lines (including debt relating to discontinued operations) by $58.2 million. In 2002, the net cash from financing activities of $62.9 was primarily related to the debt required to finance the DPI acquisition and the issuance of common shares late in the year.

In 2003, the net cash used in investing activities was $8.9 million. This is primarily related to capital expenditures, which were $8.4 million for the year. These capital expenditures primarily relate to the addition of new downhole tools and the construction of a new facility in Stafford (Houston), Texas. In 2002, the net cash used in investing activities was $73.6 million. This was primarily related to the acquisition of DPI ($50.8 million) and capital expenditures ($18.5 million). The 2002 capital expenditures primarily include the addition of new downhole tools in the US and manufacturing equipment in Canada.

At December 31, 2003, the Company had a working capital surplus of $26.1 million compared to a working capital deficiency of $9.6 million on December 31, 2002. The major reason for the positive swing in working capital relates to the reduction in the Company's operating lines and current portion of long-term debt. These reductions are primarily the result of equity raised during the year through the private placement and rights offering. As well, under GAAP the closing of the new credit facility subsequent to year-end has resulted in that portion of bank indebtedness repaid from the proceeds of the new, long-term facilities being reclassified from current to long-term in the Company's year-end consolidated financial statements. In effect, the December 31, 2003 balance sheet of the Company classifies debt as to current and long term on a basis that reflects the closing of the transaction as if it had occurred at year-end although the transaction itself did not close until after year-end.

At December 31, 2003, under the previously existing credit facility arrangements, the Company had four revolving, operating loans, restricted by specific margin requirements, which were limited to maximum amounts of $30.0 million, US$3.0 million, US$0.3 million and 0.3 million Euros, respectively. At December 31, 2003, the Company had drawn $24.1 million on these operating lines of credit.

In conjunction with the new debt facilities established in January 2004, all of the operating lines existing at December 31, 2003 were repaid, with the exception of the Euro facility. A new operating facility was established in the amount of $20.0 million, subject to specific margin requirements.

At December 31, 2003, the Company had $0.7 million (Canadian equivalent) of local currency in Venezuela, which due to local currency restrictions, could not be transferred out of the country. The Company is currently exploring alternatives to deal with this issue.

At December 31, 2003, the Company was in compliance with all its financial debt covenants and management expects to be in compliance throughout 2004.

At this time the Company has sufficient availability in its operating lines of credits to meet ongoing obligations however, the availability of these lines is subject to the Company remaining in compliance with the terms of its existing indebtedness.

Capital Resources

NQL had long-term debt (excluding current portion) at December 31, 2003 of $23.9 million compared with $2.1 million on December 31, 2002. At the end of 2002, the Company was in violation of certain financial covenants with its senior lenders. As such, a $16.0 million capital loan and a $34.6 million bridge loan were classified as current. At the end of 2003, these debts were reclassified from current to long-term, due to the fact that the financing closed subsequent to year-end.

The new credit facility entered into in January 2004 included a $15.0 Canadian Term Loan, a US$7.5 million U.S. Refinancing Loan and a US$7.5 million U.S. Term Loan. The Canadian Term Loan is repayable in quarterly principal payments of $1.25 million commencing April 30, 2004 with the final payment due January 31, 2007. The U.S. Refinancing Loan is repayable in quarterly principal payments of US$0.625 million commencing April 30, 2004 with the final payment due January 31, 2007. The U.S. Term Loan is repayable in full on July 31, 2005, except US$3.75 million, which is due October 31, 2004. In February 2004, the Company repaid US$1.0 million of the U.S. Term Loan from the proceeds of the Ackerman International sale. In April 2004, the Company repaid US$0.3 million of the U.S. Term Loan from the proceeds of the RTI sale. These payments will reduce the Company's October 31, 2004 payment obligation under this loan. In addition, as the Company disposes of other non-core assets and operations, the proceeds from these dispositions will be used to reduce the U.S. Term Loan accordingly.

In addition, at December 31, 2003, the Company had various other debts totaling approximately $2.5 million maturing on dates ranging from January 2004 to July 2011.

At December 31, 2003, the Company had obligations under operating leases and employment contracts of $11.9. Subsequent to year-end, the Company committed to the purchase of manufacturing equipment in the amount of $1.0 million. This equipment is expected to be delivered during 2004.

The following table presents the Company's future payment obligations at December 31, 2003:

Contractual Obligations	**Payments due by Period**				
(Thousands of Canadian dollars)	**Total**	**Less than 1 year**	**1 –3 years**	**4 –5 years**	**After 5 years**
Long-term debt[1]	**$ 37,222**	$ 11,547	$ 22,085	$ 3,244	$ 346
Capital lease obligations	**$ 93**	$ 55	$ 38	$ -	$ -
Operating leases and employment contracts	**$ 11,882**	$ 4,979	$ 5,255	$ 1,648	$ -
Purchase Obligations	**$ 1,035**	$ 1,035	$ -	$ -	$ -
Total Contractual Obligations	**$ 50,232**	$ 17,616	$ 27,378	$ 4,892	$ 346

(1) *The long-term debt obligations of the Company are shown after giving effect to the refinancing described above.*

Share Capital

Share capital increased $46.1 million to $181.5 million at the end of 2003 from $135.4 million at the end of 2002. This was the result of the net proceeds from the private placement (7.9 million common shares issued at $3.15), the rights offering (7.1 million shares issued at $3.15) and stock options exercised during the year.

At December 31, 2003, NQL had 42,600,844 Class A common shares outstanding, 3,471,165 stock options outstanding (1,181,165 exercisable) and 179,535 warrants (all exercisable) outstanding. This compares to 27,530,603 Class A common shares, 870,829 stock options (796,829 exercisable) and 189,535 warrants (all exercisable) outstanding at December 31, 2002. The large increase in stock options during 2003 occurred in conjunction with the financial restructuring of the Company and the restructuring of the Board and management. During the fourth quarter of 2003, the Board undertook a review of the compensation arrangements between the Company and its management group. As a result of this review, the Board determined that changes were required to the Company's compensation systems to more closely link the interests of management with those of NQL's shareholders. As a part of this review, the new Board authorized and issued 2,637,500 stock options to directors, officers and employees of the Company. Of these amounts, certain options were granted to the Board in exchange for their agreement to cancel stock appreciation rights previously granted to the Board in connection with the appointment of several new Board members. Details regarding stock option and warrant pricing can be found in Note 15 to the 2003 consolidated financial statements.

At April 30, 2004, the Company had 42,615,844 Class A common shares outstanding, 3,420,665 stock options outstanding and 137,686 warrants outstanding.

Transactions with Related Parties

During 2003, a former director provided legal services in the amount of approximately $20,000 (2002- $131,000). Also, a director and officer of the Company is a shareholder of a company that provided machining services in the amount of approximately $64,000 (2002 - $49,000). These transactions took place at normal commercial rates and terms.

During the year, the Company paid interest and financing fees of approximately $823,000 (2002 – nil) to CanFund VE Investors II, L.P., a significant shareholder of the Company.

Proposed Transactions

In February 2004, the Company formed a Special Committee of the Board of Directors to consider various options that may be available to the Company to enhance shareholder value. The Special Committee (comprised of R. Tim Swinton, Bruce R. Libin and Thomas R. Bates, Jr.) retained Simmons & Company International, a Houston based investment banking firm specializing in the energy industry, to assist the Board in considering and evaluating strategic alternatives.

During the fourth quarter of 2003, the Board initiated an action plan involving the sale or closure of various non-core operations. As a result of this action plan, the Company sold the Ackerman International business in February 2004 and its 20% interest in RTI, LLC and related inventory in April 2004. RTI was an entity that had developed proprietary technology related to certain casing exiting systems. In addition to these transactions, the action plan that has been developed includes the sale of the Company's EM-MWD business, its manufacturing facility located in Santa Cruz, Bolivia and the sale of a drilling rig that had been utilized in the testing of certain downhole products. The Company has engaged various third party business advisors to assist in these transactions.

Critical Accounting Estimates

In preparing the consolidated financial statements, various accounting estimates are made in applying the Company's accounting policies. The estimates require significant judgment on the part of management and are considered critical in that they are important to the Company's financial condition and results.

Management believes the critical accounting estimates for the Company are as follows:

Allowance for Doubtful Accounts

An allowance of $3.4 million has been recorded in the 2003 consolidated financial statements, which reflects the amount of the balance for which collection is considered doubtful. In assessing the ability to collect accounts receivable, management reviews individual customer receivable balances to determine accounts on which collection is not certain. For these accounts, an allowance for doubtful accounts is established. The amount of the allowance is based upon a review of the customer's credit information, past payment practices and overall financial strength of the customer.

Carrying Value of Goodwill

Goodwill represents the excess of cost over the fair value of the net assets of the companies acquired. As at December 31, 2003, the Company had a goodwill balance of $34.4 million. Goodwill is not amortized, but is tested for impairment at least annually. This impairment assessment is critical due to the potential impact on earnings if an impairment of goodwill exists. GAAP requires that a charge to earnings be recorded when the carrying value of a reporting unit's goodwill exceeds the fair value. Valuation of goodwill involves certain judgments including estimating the future cash flows of the reporting unit. Factors that influence these cash flow estimates include industry related long-term forecasts and trends, general long-term economic forecasts and historical results of the reporting unit.

The Company tested its goodwill for impairment as at June 30, 2003 and determined that the goodwill of certain of its reporting units was impaired. The total amount of the impairment was $36.0 million relating to goodwill associated with the acquisitions of Northstar Drilling Systems Inc. ($19.3 million), Diamond Products International, Inc. ($12.7 million) and Ackerman International Corp. ($4.0 million). Additional details can be found in notes 5 and 12 to the Company's consolidated financial statements.

Capital Assets

Capital assets are recorded at cost and are amortized over their estimated useful lives. The Company evaluates the carrying value of capital assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company recognizes an impairment charge when it is probable that estimated future cash flows of the underlying assets will be less than the carrying value of the assets.

Judgment is required in determining the useful life of capital assets and the appropriate method of amortization. Factors considered in estimating the useful lives of capital assets include expected future usage, effects of technological or commercial obsolescence, expected wear and tear from use or the passage of time and the effectiveness of the Company's maintenance program.

The Company's investment in capital assets results in amortization expense being a significant operating cost to the Company and any misjudgment in estimating the useful life of the equipment could result in a misstatement of financial results.

Carrying Value of Deferred Development Costs

Deferred development costs include the costs and technology associated with the development of new downhole tools. These costs are amortized over the estimated useful of the downhole tool. Management regularly reviews its deferred development costs to be reasonably assured of recovery through the future cash flows of the related product.

Future Income Taxes

Future income tax assets are recognized for the benefits from tax losses and deductions provided these benefits are more likely than not to be realized. The assessment of whether these benefits are more likely than not to be realized requires judgment on the part of management. Factors considered in arriving at this determination include, the expected life of the tax losses, estimated future taxable income and other possible sources of realization of these losses. At December 31, 2003, the Company had non-capital loss carry forwards relating to operations in various jurisdictions of approximately $36.4 million, which are available to offset income of specific entities of the consolidated group in future periods. These losses expire at various times up to the end of 2023. Of these non-capital loss carry forwards, approximately $26.9 million has been recognized as future income tax assets as at December 31, 2003.

Changes in Accounting Policies

Discontinued Operations

Effective January 1, 2003, the Company adopted on a prospective basis new CICA Handbook Section 3475 "Disposal of Long-Lived Assets and Discontinued Operations". Long-lived assets to be disposed of by sale are classified as held for sale in the period in which a formal plan of disposal has been approved, the assets are available for immediate sale and are actively being marketed and it is expected that the sale will occur within one year. Long-lived assets to be abandoned are classified as held and used until they are disposed of. Long-lived assets classified as held for sale are carried at the lower of their carrying amount and fair value net of estimated disposition costs. Losses are recognized immediately where the carrying value exceeds fair value and gains are recognized at the time of sale. The results of discontinued operations are reported separately, including gains or losses related to the disposal of related long-lived assets held for sale or disposal. Future costs associated with an exit or disposal activity are recognized in the period in which the liability is incurred.

Stock Based Compensation

The Company has a stock-based compensation plan that provides directors, officers and certain employees the option of purchasing common shares of the Company. During 2003, the CICA amended the accounting standard related to stock-based compensation to require expense treatment of all stock-based compensation and payments at grant date, effective January 1, 2004. The previous standard provided the option of disclosing the effect on a pro-forma basis rather than expensing the award.

For fiscal years commencing on or after January 1, 2004, GAAP will require all stock-based compensation awards to be expensed.

The Company intends to retroactively apply this new standard, without restatement of prior periods. Accordingly, on January 1, 2004, the deficit and contributed surplus will both be increased by $2.7 million to account for the stock option expense that would have been charged to earnings in 2002 and 2003 with respect to all options granted since January 1, 2002.

Financial and Other Instruments

The Company's significant financial and other instruments consist of accounts receivable and its interest bearing obligations, such as its operating lines and long-term debt.

Accounts Receivable

The Company is exposed to credit risk from its customers, the majority of whom are involved in the oil and gas industry. Overall significant long-term changes in the geopolitical, economic or environmental conditions, as they relate to the oil and gas industry, could adversely affect the Company's ability to realize on its accounts receivable. The amount of this impact is not determinable. However, the Company has a large number of customers, dispersed across many different geographical locations internationally, which minimizes concentration of credit risk. In addition, significant customers include large, well-established, publicly traded corporations. Concentration of credit risk, with respect to accounts receivable, is also limited due to the Company's credit evaluation process. In the normal course of business, the Company evaluates the financial condition of existing customers on a continuing basis and reviews the credit worthiness of all new customers.

Interest bearing Obligations

NQL utilizes long-term debt, its operating lines and other interest bearing debt to fund capital expenditures and support the day-to-day operations of its business. Through its use of interest bearing obligations, the Company is exposed to interest rate risk. Interest rate risk is the risk to the Company's earnings that arises from fluctuations in interest rates and the degree of volatility of these rates. The Company does not uses derivative instruments to reduce its exposure to interest rate risk. For 2003, a 1% increase or decrease in interest rates would have reduced or increased earnings before income taxes by approximately $700,000.

Currency Risk

The Company is exposed to currency risks as a result of its exports to foreign jurisdictions of goods produced in Canada. These risks are partially covered by purchases of goods and services in the foreign currency. The Company is also exposed to currency risk as it relates to its net investment in self-sustaining foreign operations. The functional currency of the majority of the Company's self-sustaining foreign operations is the U.S. dollar. Therefore, the Company is exposed to currency risks relating to changes in the rate of exchange between the Canadian dollar and the U.S. dollar. The Company does not use derivative financial instruments to reduce its exposure to fluctuations in foreign exchange rates.

Fair Value

The carrying value of the Company's interest in financial instruments approximates their fair value. The estimated fair values approximate amounts for which these financial instruments could be currently exchanged in an arm's length transaction between willing parties who are under no compulsion to act. Therefore, fair values are based on estimates, using present value and other valuation techniques that are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates that reflect varying degrees of risk. Therefore, due to the use of subjective judgment and uncertainties, the aggregate fair value amount should not be interpreted as being realizable in an immediate settlement of the instruments.

Business Risk

The demand for the Company's products and services is largely dependent upon the level of expenditures by oil and gas companies on exploration and development activities. A decline in the market price of oil and gas generally results in a reduction in these exploration and development activities that can in turn have an adverse effect on the profitability of the Company. Other factors which can affect exploration and development activities include changes in equity markets, taxation and government regulations, and general economic conditions. The Company attempts to mitigate some of these risks through additional applications for its tools in industries such as the utility, environmental and trenchless construction. Also, as NQL operates in many international jurisdictions, it must be aware of any inherent business risks associated with doing so. The Company has attempted to mitigate these risks by establishing alliances with partners who are familiar with the economic climate and have experience in the foreign jurisdictions. As well, a comprehensive insurance program is maintained to protect against significant losses, while maintaining levels of risk within the Company which management believes to be acceptable. NQL believes its liability, property and business interruption insurance is adequate and consistent with common industry practice.

As several other companies have similar technology to NQL, the Company will be required to maintain a focused and efficient/effective domestic and international sales and marketing program to its maintain current market penetration and exploit selected market opportunities.

Foreign operations may be adversely affected by local political and economic developments, exchange controls, currency fluctuations, royalty and tax increases, retroactive tax claims, renegotiations of contracts with governmental entities, expropriation, import and export regulations and other foreign laws or policies governing operations of foreign based companies, as well as by laws and policies of Canada and the United States affecting foreign trade, taxation and investment. In addition, as the Company's foreign operations are governed by foreign laws, in the event of a dispute the Company may be subject to the exclusive jurisdiction of foreign courts and the application of foreign laws or may not be successful in subjecting foreign persons to the jurisdiction of Canadian courts. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality by the doctrine of sovereign immunity. The Company's business is subject to political risks inherent in all foreign operations.

Safety risks are managed through the application of safety policies and procedures conducive to promoting safe work practices. The potential impact of any of the above factors on the operations of the Company is difficult to determine with any degree of certainty.

Contingencies

The Canada Revenue Agency ("CRA") is auditing certain of the Company's transfer pricing methodologies for the fiscal years 1996 to 2002. During the fourth quarter of 2003, and in compliance with requests made by the CRA, NQL filed extensive documents in support of its transfer pricing methodologies. The Company anticipates this matter will go before Competent Authority, comprised of representatives of the CRA and the Internal Revenue Service ("IRS") of the United States. Management intends to vigorously defend its position.

Due to the nature of the matter, the amount of the loss, if any, cannot be reasonably estimated and therefore no amounts have been accrued in the Company's financial statements. Management estimates the maximum after-tax charge resulting from the most negative outcome on resolution of this matter could be up to $7.0 million. However, it is likely that this amount would be significantly reduced upon request for relief from double taxation with the US Competent Authority. At December 31, 2003, the Company had loss carry forwards available, which could be used to reduce the cash impact of any assessment by approximately $1.2 million. Management will continue to work with its advisors to resolve this issue.

Outlook

The Company believes that significant progress has been made in restructuring its operations and that the major financial charges associated with restructuring have been recorded in 2003. On a forward-looking basis, it is the expectation of the Company that financial results will not include the numerous charges (including the Specific Charges) that have been recorded in 2003.

Management is currently implementing its operational restructuring plan and will continue pursuing the sale of non-core assets that were written-down to net realizable value at year-end. In addition, the Company believes that its recent restructuring of operational management has resulted in the commitment of the resources necessary to ensure the ongoing operations of the Company are being optimized. This return to an operational focus, combined with the financial and structural changes that are now underway, are expected to return the Company to profitability in 2004.

Non-GAAP Measures

In this MD&A, we have included certain measures of earnings and other charges of an infrequent nature, as we believe that this information will assist investors' understanding of the level of our core earnings and to assess our performance in 2003 compared to the prior year. We believe that conventional measures of performance prepared in accordance with GAAP do not fully illustrate our core earnings. These non-GAAP performance measures, including EBITDA and operating loss, do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

1. d.

NOTICE

The Auditors of NQL Drilling Tools Inc. (the "Company") have not reviewed the interim financial statements of the Company for the three months ended March 31st, 2003.

Kevin L. Nugent
Senior Vice President Finance, Chief Financial Officer and Corporate Secretary
May 14th, 2004

FOR IMMEDIATE RELEASE

NQL ANNOUNCES FIRST QUARTER RESULTS AND STATUS OF STRATEGIC PROCESS

May 14, 2004
Nisku, Alberta

NQL Drilling Tools Inc. (TSX – NQL.A) announced today its financial results for the first quarter as well as the status of its strategic process.

UPDATE ON STRATEGIC PROCESS

As previously announced, NQL has formed a special committee of the Board of Directors to consider various options that may be available to the Company to enhance shareholder value. The special committee has retained Simmons & Company International, a Houston based investment banking firm specializing in the energy industry, to assist the Board of Directors in considering and evaluating strategic alternatives.

At this time NQL is continuing to investigate options available to it, including a possible sale of the Company. To that end, NQL has entered into confidentiality agreements with several interested parties in advance of possible discussions concerning a transaction. The Company expects that should a sale or other transaction be pursued, any such transaction would be publicly announced at some point in the next 90 days.

FIRST QUARTER HIGHLIGHTS

Highlights for the quarter include:

- Closed previously announced sale of Ackerman International for total proceeds of US$1.4 million;
- Negotiated sale of the Company's RTI casing exit tool for total proceeds of US$0.6 million. Closing of this transaction occurred in April;
- Completed the merger of the Company's Tool and Bit divisions under one marketing umbrella to take advantage of the Company's worldwide sales infrastructure and to increase marketing focus on the expanding performance drilling market. NQL is uniquely positioned to offer performance drilling systems which involve the provision of a downhole mud motor paired with a fit-for-purpose drill bit;
- Completed a refinancing of the Company's long-term debt and other credit facilities; and
- Implemented the preliminary steps in a cost rationalization program.

MANAGEMENT'S DISCUSSION AND ANALYSIS

First Quarter Operations Review

First quarter revenue declined in 2004 versus 2003 primarily due to continued slow activity levels in the Gulf of Mexico that reduced sales for the Company's Bit division. NQL's Bi-Center Bit product line in particular is dependant upon offshore drilling activity in areas such as the Gulf of Mexico. Ignoring the impact from one individual motor sale in 2003, revenue from the Company's Tool division was up year-over-year, while the Fishing division continued to post strong results in response to high drilling rig counts in Canada and the continued growth of its business in the United States.

Revenue

Revenue during the first quarter of 2004 included $15.8 million (2003 - $16.2 million) from the Tool division, $5.2 million (2003- $7.6 million) from the Bit division and $6.5 million (2003 - $6.0 million) from the Fishing division. Geographically, revenue during the first quarter of 2004 in the Tool division was broken down between $4.8 million (2003 - $6.3 million) in Canada, $7.2 million (2003 - $6.5 million) in the United States and $3.8 million (2003 - $3.4) from various international locations, the largest of which were Venezuela at $1.2 million (2003 - $0.2 million) and Holland at $1.2 million (2003 - $0.9 million).

Revenue from the Tool division in Canada during the first quarter of 2003 included a large motor sale that was not replicated during the first quarter of 2004 and accounted for the largest portion of the year-over-year decline in Canadian Tool revenue.

Expenses and Margins

Gross margins for the first quarter of 2004 were 42 percent compared to 48 percent in the comparable period of 2003. Margins declined in 2004 when compared to 2003 as a result of poor results in Argentina and Mexico where revenue levels declined dramatically in a market where the cost structure is largely fixed. In addition, effective January 1, 2004, the Company determined that certain engineering and support costs related to its EM-MWD product line should be treated as direct costs as opposed to general and administrative costs. This change is consistent with the shift in strategic focus for this product line from a rental/leasing model to a system sale model.

G&A

Administrative costs for the first quarter declined from $9.5 million in 2003 to $8.4 million in 2004. This decline was the result of cost cutting initiatives implemented in early 2004, as well as the impact of the reclassification of certain expenses related to the Company's EM-MWD system from general and administrative to direct expenses to reflect the changing strategic focus of the Company related to this tool.

Amortization

Amortization expense declined from $3.7 million during the first quarter of 2003 to $2.9 million in the comparable 2004 period. This decline is primarily a result of the requirements under Canadian GAAP to cease depreciating assets once they are classified as being held for sale. During the fourth quarter of 2003, the Company announced its intention to dispose of several business units and capital assets in conjunction with its overall restructuring efforts at which time a significant dollar value of capital assets were reclassified as being held for sale. These assets are carried at the lower of their carrying amount and fair value net of estimated disposition costs.

Interest

Interest expense during the first quarter was $0.8 million, a significant decline from the $1.9 million recorded in the same period of 2003. The reduction in interest expense was primarily due to a significant decrease in debt levels resulting from the proceeds of two equity issues in late 2003. In addition, during early 2003 the Company was incurring punitive interest costs and fees charged by its then existing lenders as a result of the financial difficulties the Company was experiencing at that time.

Stock Based Compensation

Effective January 1, 2004, the Company adopted the revisions to CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The revised section 3870 requires that the fair value of common share purchase options, calculated at the date of grant, are to be recorded in the income statement over the vesting period of those grants. As the Company has retroactively applied this standard without restatement of prior periods, there is no corresponding expense for the three months ended March 31, 2003.

Discontinued Operations

During the fourth quarter of 2003, management and the Board conducted an internal analysis of all aspects of the Company and concluded that certain of its assets and operations were no longer central to the longer-term strategy of the Company. Discontinued operations during the first quarter included the Company's tool operations in Bolivia. In 2003 discontinued operations included Ackerman International and the Company's tool operations in Bolivia.

Net Loss and Loss per share

Overall, the Company recorded a net loss of $0.9 million ($0.02/share) during the first quarter of 2004 that compares to a loss of $1.2 million ($0.04/share in 2003). The first quarter 2004 after tax loss included $0.6 million of non-cash expenses related to stock based compensation, $0.2 million of foreign exchange losses primarily related to Venezuela associated with a devaluation of that country's currency, and $0.7 million of negative earnings in Mexico and Argentina. Excluding the impact of these items, NQL would have posted a small profit during the first quarter of 2004.

The amount of the per share loss in 2004 was impacted by the significant increase in the weighted average number of common shares outstanding resulting from the significant number of shares issued in late 2003 in conjunction with the financial restructuring of the Company.

Capital Resources, Liquidity and Share Capital

As at March 31, 2004, the Company had a working capital surplus of $26.4 million, unchanged from December 31, 2003. As a result of a build in accounts receivable during the quarter, cash flow from continuing operations was negative $2.2 million and was financed primarily by a corresponding increase in the Company's operating line of credit. At this time the Company has sufficient availability in its operating lines of credit to meet the ongoing obligations of the Company.

At May 13, 2004, the Company had 42.6 million common shares, 3.4 million stock options (1.2 million exercisable) and 0.1 million warrants (0.1 million exercisable), virtually unchanged from December 31, 2003.

Outlook

Land drilling activity levels in Canada and the United States are expected to remain very strong for the remainder of 2004. In addition, management is beginning to see the benefits of the strategy to merge the tool and bit divisions of the Company to serve the growing performance drilling market. However, until offshore drilling activity improves in areas such as the Gulf of Mexico, the Company expects demand for its Bi-Center drill bits to continue to be weak.

Although the Company did post a loss in the first quarter, management believes that the initiatives undertaken to date, together with a strong focus on optimizing ongoing operations, will allow NQL to return to profitability during 2004.

Other than as discussed herein, there are no material changes in other matters discussed in the Company's 2003 Management's Discussion and Analysis dated April 30, 2004.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL trades on the Toronto Stock Exchange under the symbol NQL.A.

For further information please contact:

R. Dean Livingstone
President and CEO
(780) 955-8828
dean.livingstone@nql.com

Kevin L. Nugent
Sr. VP Finance and CFO
(780) 955-8828
kevin.nugent@nql.com

Disclosure Regarding Forward – Looking Statements

Statements in this release relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, the demand for services and products provided by NQL, and other factors which are described in further detail in NQL's filings including NQL's annual reports.

NQL Drilling Tools Inc. Consolidated Balance Sheet *(Unaudited)*

(Thousands of Canadian dollars)

	March 31, 2004	December 31, 2003
ASSETS		
CURRENT		
Cash	$2,083	$1,878
Accounts receivable	30,849	26,611
Income taxes recoverable	4,268	4,937
Inventory	30,627	30,763
Prepaid expenses	1,360	881
Current assets held for sale	4,036	6,003
	73,223	71,073
Other assets	698	673
Future income taxes	6,867	7,571
Capital assets	79,008	79,555
Deferred charges	5,457	5,222
Goodwill	34,606	34,390
Long-term assets held for sale	12,355	12,235
	$212,214	$210,719
LIABILITIES		
CURRENT		
Bank indebtedness	$15,138	$12,579
Accounts payable and accrued liabilities	18,487	19,094
Income taxes payable	726	662
Current portion of long-term debt	12,218	11,602
Current liabilities held for sale	286	762
	46,855	44,699
Long-term debt	23,439	23,861
Future income taxes	2,238	3,253
Long-term liabilities held for sale	54	47
	72,586	71,860
SHAREHOLDERS' EQUITY		
Capital stock	181,537	181,473
Contributed surplus	3,244	-
Deficit	(26,830)	(23,220)
Cumulative translation adjustment	(18,323)	(19,394)
	139,628	138,859
	$212,214	$210,719

NQL Drilling Tools Inc.
Consolidated Statement of Operations
(Unaudited)

(Thousands of Canadian dollars, except share and per share data)	For the three months ended March 31, 2004	2003
Revenue	$27,368	$29,758
Direct expenses	15,808	15,468
Gross Margin	11,560	14,290
Expenses		
General and administrative	8,401	9,524
Amortization	2,897	3,722
	11,298	13,246
Income from continuing operations before undernoted	262	1,044
Interest expense	(753)	(1,927)
Stock based compensation	(599)	-
Foreign exchange loss	(167)	(921)
Loss from continuing operations before income taxes	(1,257)	(1,804)
Income tax (expense) recovery		
Current	(67)	(131)
Future	311	950
	244	819
Loss from continuing operations	(1,013)	(985)
Income (loss) from discontinued operations, net of income taxes	67	(246)
Net loss	$(946)	$(1,231)
Loss per common share		
Loss per common share from continuing operations		
Basic and diluted	$(0.02)	$(0.04)
Loss per common share – net		
Basic and diluted	$(0.02)	$(0.04)
Weighted average common shares outstanding – basic	42,611,064	27,547,870
Weighted average common shares outstanding – diluted	42,611,064	27,597,259

NQL Drilling Tools Inc.
Consolidated Statement of Deficit
(Unaudited)

(Thousands of Canadian dollars)	For the three months ended March 31, 2004	2003
(Deficit) retained earnings, beginning of period	$ (23,220)	$ 35,909
Change in accounting policy	(2,664)	-
(Deficit) retained earnings, beginning of period, as restated	(25,884)	35,909
Net loss for the period	(946)	(1,231)
(Deficit) retained earnings, end of period	$ (26,830)	$ 34,678

NQL Drilling Tools Inc.
Consolidated Statement of Cash Flow
(Unaudited)
(Thousands of Canadian dollars)

	For the three months ended March 31, 2004	2003
Net inflow (outflow) of cash related to the following activities		
OPERATING ACTIVITIES		
Loss from continuing operations	$ (1,013)	$ (985)
Items not affecting cash		
Amortization	2,897	3,722
Amortization of deferred financing costs	26	221
Stock-based compensation	599	-
Future income taxes	(311)	(950)
	2,198	2,008
Net change in operating working capital items from continuing operations	(4,402)	1,632
Cash from continuing operations	(2,204)	3,640
Cash from discontinued operations	1,586	1,596
Total cash (used in) provided by operating activities	(618)	5,236
FINANCING ACTIVITIES		
Bank indebtedness – net	2,559	238
Issuance of capital stock	45	87
Proceeds from long-term debt	34,840	720
Repayment of long-term debt	(34,455)	(1,211)
Cash used in discontinued operations	(423)	(733)
Cash provided by (used in) financing activities	2,566	(899)
INVESTING ACTIVITIES		
Other assets	(29)	42
Deferred charges	(498)	(250)
Purchase of capital assets	(1,637)	(4,463)
Cash provided by discontinued operations	421	15
Cash used in investing activities	(1,743)	(4,656)
Increase (decrease) in cash	205	(319)
Cash, beginning of period	1,878	1,140
Cash, end of period	$ 2,083	$ 821
Supplementary disclosure of cash flow information		
Interest paid	$ 919	$ 2,159
Income taxes (received) paid	$ (387)	$ 418

MANAGEMENT'S DISCUSSION AND ANALYSIS

First Quarter Operations Review

First quarter revenue declined in 2004 versus 2003 primarily due to continued slow activity levels in the Gulf of Mexico that reduced sales for the Company's Bit Division. NQL's Bi-Center Bit product line in particular is dependant upon offshore drilling activity in areas such as the Gulf of Mexico. Ignoring the impact from one individual motor sale in 2003, revenue from the Company's Tool Division was up year-over-year, while the Fishing Division continued to post strong results in response to high drilling rig counts in Canada and the continued growth of its business in the United States.

Revenue

Revenue during the first quarter of 2004 included $15.8 million (2003 - $16.2 million) from the Tool Division, $5.2 million (2003 - $7.6 million) from the Bit Division and $6.5 million (2003 - $6.0 million) from the Fishing Division. Geographically, revenue during the first quarter of 2004 in the Tool Division was broken down between $4.8 million (2003 - $6.3 million) in Canada, $7.2 million (2003 - $6.5 million) in the United States and $3.8 million (2003 - $3.4 million) from various international locations, the largest of which were Venezuela at $1.2 million (2003 - $0.2 million) and Holland at $1.2 million (2003 - $0.9 million).

Revenue from the Tool Division in Canada during the first quarter of 2003 included a large motor sale that was not replicated during the first quarter of 2004 and accounted for the largest portion of the year-over-year decline in Canadian Tool revenue.

Expenses and Margins

Gross margins for the first quarter of 2004 were 42 percent compared to 48 percent in the comparable period of 2003. Margins declined in 2004 when compared to 2003 as a result of poor results in Argentina and Mexico where revenue levels declined dramatically in a market where the cost structure is largely fixed. In addition, effective January 1, 2004, the Company determined that certain engineering and support costs related to its EM-MWD product line should be treated as direct costs as opposed to general and administrative costs. This change is consistent with the shift in strategic focus for this product line from a rental/leasing model to a system sale model.

G&A

Administrative costs for the first quarter declined from $9.5 million in 2003 to $8.4 million in 2004. This decline was the result of cost cutting initiatives implemented in early 2004, as well as the impact of the reclassification of certain expenses related to the Company's EM-MWD system from general and administrative to direct expenses to reflect the changing strategic focus of the Company related to this tool.

Amortization

Amortization expense declined from $3.7 million during the first quarter of 2003 to $2.9 million in the comparable 2004 period. This decline is primarily a result of the requirements under Canadian GAAP to cease depreciating assets once they are classified as being held for sale. During the fourth quarter of 2003, the Company announced its intention to dispose of several business units and capital assets in conjunction with its overall restructuring efforts at which time a significant dollar value of capital assets were reclassified as being held for sale. These assets are carried at the lower of their carrying amount and fair value net of estimated disposition costs.

Interest

Interest expense during the first quarter was $0.8 million, a significant decline from the $1.9 million recorded in the same period of 2003. The reduction in interest expense was primarily due to a significant decrease in debt levels resulting from the proceeds of two equity issues in late 2003. In addition, during early 2003 the Company was incurring punitive interest costs and fees charged by its then existing lenders as a result of the financial difficulties the Company was experiencing at that time.

Stock Based Compensation

Effective January 1, 2004, the Company adopted the revisions to CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The revised section 3870 requires that the fair value of common share purchase options, calculated at the date of grant, are to be recorded in the income statement over the vesting period of those grants. As the Company has retroactively applied this standard without restatement of prior periods, there is no corresponding expense for the three months ended March 31, 2003.

Discontinued Operations

During the fourth quarter of 2003, management and the Board conducted an internal analysis of all aspects of the Company and concluded that certain of its assets and operations were no longer central to the longer-term strategy of the Company. Discontinued operations during the first quarter included the Company's tool operations in Bolivia. In 2003 discontinued operations included Ackerman International and the Company's tool operations in Bolivia.

Net Loss and Loss per share

Overall, the Company recorded a net loss of $0.9 million ($0.02/share) during the first quarter of 2004 that compares to a loss of $1.2 million ($0.04/share in 2003). The first quarter 2004 after tax loss included $0.6 million of non-cash expenses related to stock based compensation, $0.2 million of foreign exchange losses primarily related to Venezuela associated with a devaluation of that country's currency, and $0.7 million of negative earnings in Mexico and Argentina. Excluding the impact of these items, NQL would have posted a small profit during the first quarter of 2004.

The amount of the per share loss in 2004 was impacted by the significant increase in the weighted average number of common shares outstanding resulting from the significant number of shares issued in late 2003 in conjunction with the financial restructuring of the Company.

Capital Resources, Liquidity and Share Capital

As at March 31, 2004, the Company had a working capital surplus of $26.4 million, unchanged from December 31, 2003. As a result of a build in accounts receivable during the quarter, cash flow from continuing operations was negative $2.2 million and was financed primarily by a corresponding increase in the Company's operating line of credit. At this time the Company has sufficient availability in its operating lines of credit to meet the ongoing obligations of the Company.

At May 14, 2004, the Company had 42.6 million common shares, 3.4 million stock options (1.2 million exercisable) and 0.1 million warrants (0.1 million exercisable), virtually unchanged from December 31, 2003.

Outlook

Land drilling activity levels in Canada and the United States are expected to remain very strong for the remainder of 2004. In addition, management is beginning to see the benefits of the strategy to merge the tool and bit divisions of the Company to serve the growing performance drilling market. However, until offshore drilling activity improves in areas such as the Gulf of Mexico, the Company expects demand for its Bi-Center drill bits to continue to be weak.

Although the Company did post a loss in the first quarter, management believes that the initiatives undertaken to date, together with a strong focus on optimizing ongoing operations, will allow NQL to return to profitability during 2004.

Other than as discussed herein, there are no material changes in other matters discussed in the Company's 2003 Management's Discussion and Analysis dated April 30, 2004.

RECEIVED
2004 MAY 25 P 1:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NQL DRILLING TOOLS INC.

MESSAGE TO SHAREHOLDERS

UPDATE ON STRATEGIC PROCESS

As previously announced, NQL has formed a special committee of the Board of Directors to consider various options that may be available to the Company to enhance shareholder value. The special committee has retained Simmons & Company International, a Houston based investment banking firm specializing in the energy industry, to assist the Board of Directors in considering and evaluating strategic alternatives.

At this time NQL is continuing to investigate options available to it, including a possible sale of the Company. To that end, NQL has entered into confidentiality agreements with several interested parties in advance of possible discussions concerning a transaction. The Company expects that should a sale or other transaction be pursued, any such transaction would be publicly announced at some point in the next 90 days.

FIRST QUARTER HIGHLIGHTS

Highlights for the quarter include:

- Closed previously announced sale of Ackerman International for total proceeds of US$1.4 million;
- Negotiated sale of the Company's RTI casing exit tool for total proceeds of US$0.6 million. Closing of this transaction occurred in April;
- Completed the merger of the Company's Tool and Bit divisions under one marketing umbrella to take advantage of the Company's worldwide sales infrastructure and to increase marketing focus on the expanding performance drilling market. NQL is uniquely positioned to offer performance drilling systems which involve the provision of a downhole mud motor paired with a fit-for-purpose drill bit;
- Completed a refinancing of the Company's long-term debt and other credit facilities; and
- Implemented the preliminary steps in a cost rationalization program.

MANAGEMENT'S DISCUSSION AND ANALYSIS

First Quarter Operations Review

First quarter revenue declined in 2004 versus 2003 primarily due to continued slow activity levels in the Gulf of Mexico that reduced sales for the Company's Bit Division. NQL's Bi-Center Bit product line in particular is dependant upon offshore drilling activity in areas such as the Gulf of Mexico. Ignoring the impact from one individual motor sale in 2003, revenue from the Company's Tool Division was up year-over-year, while the Fishing Division continued to post strong results in response to high drilling rig counts in Canada and the continued growth of its business in the United States.

Revenue

Revenue during the first quarter of 2004 included $15.8 million (2003 - $16.2 million) from the Tool Division, $5.2 million (2003 - $7.6 million) from the Bit Division and $6.5 million (2003 - $6.0 million) from the Fishing Division. Geographically, revenue during the first quarter of 2004 in the Tool Division was broken down between $4.8 million (2003 - $6.3 million) in Canada, $7.2 million (2003 - $6.5 million) in the United States and $3.8 million (2003 - $3.4 million) from various international locations, the largest of which were Venezuela at $1.2 million (2003 - $0.2 million) and Holland at $1.2 million (2003 - $0.9 million).

Revenue from the Tool Division in Canada during the first quarter of 2003 included a large motor sale that was not replicated during the first quarter of 2004 and accounted for the largest portion of the year-over-year decline in Canadian Tool revenue.

Expenses and Margins

Gross margins for the first quarter of 2004 were 42 percent compared to 48 percent in the comparable period of 2003. Margins declined in 2004 when compared to 2003 as a result of poor results in Argentina and Mexico where revenue levels declined dramatically in a market where the cost structure is largely fixed. In addition, effective January 1, 2004, the Company determined that certain engineering and support costs related to its EM-MWD product line should be treated as direct costs as opposed to general and administrative costs. This change is consistent with the shift in strategic focus for this product line from a rental/leasing model to a system sale model.

G&A

Administrative costs for the first quarter declined from $9.5 million in 2003 to $8.4 million in 2004. This decline was the result of cost cutting initiatives implemented in early 2004, as well as the impact of the reclassification of certain expenses related to the Company's EM-MWD system from general and administrative to direct expenses to reflect the changing strategic focus of the Company related to this tool.

Amortization

Amortization expense declined from $3.7 million during the first quarter of 2003 to $2.9 million in the comparable 2004 period. This decline is primarily a result of the requirements under Canadian GAAP to cease depreciating assets once they are classified as being held for sale. During the fourth quarter of 2003, the Company announced its intention to dispose of several business units and capital assets in conjunction with its overall restructuring efforts at which time a significant dollar value of capital assets were reclassified as being held for sale. These assets are carried at the lower of their carrying amount and fair value net of estimated disposition costs.

Interest

Interest expense during the first quarter was $0.8 million, a significant decline from the $1.9 million recorded in the same period of 2003. The reduction in interest expense was primarily due to a significant decrease in debt levels resulting from the proceeds of two equity issues in late 2003. In addition, during early 2003 the Company was incurring punitive interest costs and fees charged by its then existing lenders as a result of the financial difficulties the Company was experiencing at that time.

Stock Based Compensation

Effective January 1, 2004, the Company adopted the revisions to CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The revised section 3870 requires that the fair value of common share purchase options, calculated at the date of grant, are to be recorded in the income statement over the vesting period of those grants. As the Company has retroactively applied this standard without restatement of prior periods, there is no corresponding expense for the three months ended March 31, 2003.

Discontinued Operations

During the fourth quarter of 2003, management and the Board conducted an internal analysis of all aspects of the Company and concluded that certain of its assets and operations were no longer central to the longer-term strategy of the Company. Discontinued operations during the first quarter included the Company's tool operations in Bolivia. In 2003 discontinued operations included Ackerman International and the Company's tool operations in Bolivia.

Net Loss and Loss per share

Overall, the Company recorded a net loss of $0.9 million ($0.02/share) during the first quarter of 2004 that compares to a loss of $1.2 million ($0.04/share in 2003). The first quarter 2004 after tax loss included $0.6 million of non-cash expenses related to stock based compensation, $0.2 million of foreign exchange losses primarily related to Venezuela associated with a devaluation of that country's currency, and $0.7 million of negative earnings in Mexico and Argentina. Excluding the impact of these items, NQL would have posted a small profit during the first quarter of 2004.

The amount of the per share loss in 2004 was impacted by the significant increase in the weighted average number of common shares outstanding resulting from the significant number of shares issued in late 2003 in conjunction with the financial restructuring of the Company.

Capital Resources, Liquidity and Share Capital

As at March 31, 2004, the Company had a working capital surplus of $26.4 million, unchanged from December 31, 2003. As a result of a build in accounts receivable during the quarter, cash flow from continuing operations was negative $2.2 million and was financed primarily by a corresponding increase in the Company's operating line of credit. At this time the Company has sufficient availability in its operating lines of credit to meet the ongoing obligations of the Company.

At May 14, 2004, the Company had 42.6 million common shares, 3.4 million stock options (1.2 million exercisable) and 0.1 million warrants (0.1 million exercisable), virtually unchanged from December 31, 2003.

Outlook

Land drilling activity levels in Canada and the United States are expected to remain very strong for the remainder of 2004. In addition, management is beginning to see the benefits of the strategy to merge the tool and bit divisions of the Company to serve the growing performance drilling market. However, until offshore drilling activity improves in areas such as the Gulf of Mexico, the Company expects demand for its Bi-Center drill bits to continue to be weak.

Although the Company did post a loss in the first quarter, management believes that the initiatives undertaken to date, together with a strong focus on optimizing ongoing operations, will allow NQL to return to profitability during 2004.

Other than as discussed herein, there are no material changes in other matters discussed in the Company's 2003 Management's Discussion and Analysis dated April 30, 2004.

NQL Drilling Tools Inc. Consolidated Balance Sheet *(Unaudited)*

(Thousands of Canadian dollars)

	March 31, 2004	December 31, 2003
ASSETS		
CURRENT		
Cash	$2,083	$1,878
Accounts receivable	30,849	26,611
Income taxes recoverable	4,268	4,937
Inventory	30,627	30,763
Prepaid expenses	1,360	881
Current assets held for sale (note 4)	4,036	6,003
	73,223	71,073
Other assets	698	673
Future income taxes	6,867	7,571
Capital assets	79,008	79,555
Deferred charges	5,457	5,222
Goodwill (note 7)	34,606	34,390
Long-term assets held for sale (note 4)	12,355	12,235
	$212,214	$210,719
LIABILITIES		
CURRENT		
Bank indebtedness	$15,138	$12,579
Accounts payable and accrued liabilities	18,487	19,094
Income taxes payable	726	662
Current portion of long-term debt (note 5)	12,218	11,602
Current liabilities held for sale (note 4)	286	762
	46,855	44,699
Long-term debt (note 5)	23,439	23,861
Future income taxes	2,238	3,253
Long-term liabilities held for sale (note 4)	54	47
	72,586	71,860
SHAREHOLDERS' EQUITY		
Capital stock (note 6)	181,537	181,473
Contributed surplus (note 3)	3,244	-
Deficit (note 3)	(26,830)	(23,220)
Cumulative translation adjustment (note 8)	(18,323)	(19,394)
	139,628	138,859
	$212,214	$210,719

NQL Drilling Tools Inc.
Consolidated Statement of Operations
(Unaudited)

(Thousands of Canadian dollars, except share and per share data)	For the three months ended March 31, 2004	2003
Revenue	$27,368	$29,758
Direct expenses	15,808	15,468
Gross Margin	11,560	14,290
Expenses		
General and administrative	8,401	9,524
Amortization	2,897	3,722
	11,298	13,246
Income from continuing operations before undernoted	262	1,044
Interest expense	(753)	(1,927)
Stock based compensation (note 3)	(599)	-
Foreign exchange loss	(167)	(921)
Loss from continuing operations before income taxes	(1,257)	(1,804)
Income tax (expense) recovery		
Current	(67)	(131)
Future	311	950
	244	819
Loss from continuing operations	(1,013)	(985)
Income (loss) from discontinued operations, net of income taxes (note 4)	67	(246)
Net loss	$(946)	$(1,231)
Loss per common share		
Loss per common share from continuing operations		
Basic and diluted	$(0.02)	$(0.04)
Loss per common share – net		
Basic and diluted	$(0.02)	$(0.04)
Weighted average common shares outstanding – basic	42,611,064	27,547,870
Weighted average common shares outstanding – diluted	42,611,064	27,597,259

NQL Drilling Tools Inc.
Consolidated Statement of Deficit
(Unaudited)

(Thousands of Canadian dollars)	For the three months ended March 31, 2004	2003
(Deficit) retained earnings, beginning of period	$ (23,220)	$ 35,909
Change in accounting policy (note 3)	(2,664)	-
(Deficit) retained earnings, beginning of period, as restated	(25,884)	35,909
Net loss for the period	(946)	(1,231)
(Deficit) retained earnings, end of period	$ (26,830)	$ 34,678

NQL Drilling Tools Inc.
Consolidated Statement of Cash Flow
(Unaudited)
(Thousands of Canadian dollars)

	For the three months ended March 31, 2004	2003
Net inflow (outflow) of cash related to the following activities		
OPERATING ACTIVITIES		
Loss from continuing operations	$ (1,013)	$ (985)
Items not affecting cash		
Amortization	2,897	3,722
Amortization of deferred financing costs	26	221
Stock-based compensation (note 3)	599	-
Future income taxes	(311)	(950)
	2,198	2,008
Net change in operating working capital items from continuing operations	(4,402)	1,632
Cash from continuing operations	(2,204)	3,640
Cash from discontinued operations	1,586	1,596
Total cash (used in) provided by operating activities	(618)	5,236
FINANCING ACTIVITIES		
Bank indebtedness – net	2,559	238
Issuance of capital stock	45	87
Proceeds from long-term debt	34,840	720
Repayment of long-term debt	(34,455)	(1,211)
Cash used in discontinued operations	(423)	(733)
Cash provided by (used in) financing activities	2,566	(899)
INVESTING ACTIVITIES		
Other assets	(29)	42
Deferred charges	(498)	(250)
Purchase of capital assets	(1,637)	(4,463)
Cash provided by discontinued operations	421	15
Cash used in investing activities	(1,743)	(4,656)
Increase (decrease) in cash	205	(319)
Cash, beginning of period	1,878	1,140
Cash, end of period	$ 2,083	$ 821
Supplementary disclosure of cash flow information		
Interest paid	$ 919	$ 2,159
Income taxes (received) paid	$ (387)	$ 418

NQL DRILLING TOOLS INC.
Notes to the Consolidated Financial Statements
Three months ended March 31, 2004
(Thousands of Canadian dollars, except share and per share data)
(Unaudited)

1. Basis of Presentation

These interim consolidated financial statements of NQL Drilling Tools Inc. ("the Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. These interim consolidated financial statements follow the same accounting policies and methods as the December 31, 2003 consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements and related notes thereto for the year ended December 31, 2003.

2. Continuation of the Business

These interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. The Company has experienced adverse conditions and events, which cast doubt upon the validity of this assumption.

During fiscal 2003, the Company took several steps to improve its liquidity and working capital position and restore its financial stability. These steps included closing a $10,000 liquidity loan (fully repaid January 29, 2004) with a significant shareholder of the Company, a private placement issuance of 7.9 million common shares for net proceeds of $23,706 and a rights offering for 7.1 million common shares for net proceeds of $21,522.

In January 2004, the Company completed a $55,000 debt refinancing package with HSBC Bank Canada ($35,000) and HSBC Bank USA (U.S. $15,000). This new debt refinancing package was used to retire certain debt facilities existing at December 31, 2003 as described in Note 5.

Management believes the financings described above have restored the financial stability of the Company. However, the validity of the going concern assumption is dependent upon the Company's ability to restore and maintain profitable operations.

If the going concern were not appropriate for these consolidated financial statements, then the adjustments would be necessary in the carrying values of assets and liabilities, the reported net earnings and the balance sheet classifications used.

3. Change in accounting policy

Stock-based compensation

Effective January 1, 2004, the Company adopted the revisions to CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The revised section 3870 requires that the fair value of common share purchase options is calculated at the date of grant and that value is recorded in the financial statements over the vesting period of those grants. The Company has retroactively applied this standard, without restatement of prior periods. Accordingly, on January 1, 2004, the deficit was increased by $2,664, contributed surplus was increased by $2,645 and capital stock was increased by $19 to account for the stock option expense that would have been charged to earnings in 2002 and 2003 with respect to all options granted since January 1, 2002. In the first quarter of 2004, compensation expense related to stock options was $599.

If the Company had expensed the fair value of options in the prior period, the net loss and loss per share would have been increased to the pro forma amounts indicated below:

		For the 3 months ended Mar. 31, 2003
Net loss applicable to common shareholders, as reported	$	**1,231**
Pro forma net loss applicable to common shareholders		**1,517**
Net loss per common share, as reported - basic and diluted		**(0.04)**
Pro forma net loss per common share - basic and diluted		**(0.06)**

NQL DRILLING TOOLS INC.
Notes to the Consolidated Financial Statements
Three months ended March 31, 2004
(Thousands of Canadian dollars, except share and per share data)
(Unaudited)

3. Change in accounting policy (continued)

The fair value of each option grant by the Company was estimated using the Black-Scholes option-pricing model assuming no dividends are paid on common shares, a risk-free interest rate of 4.14% (2003 – 4.35%), an average life of five years, and a volatility of 57.36% (2003 – 52.66%). The amounts computed, according to the Black-Scholes pricing model, may not be indicative of the actual values realized upon the exercise of these options by the holders.

Discontinued operations

Effective January 1, 2003, the Company adopted on a prospective basis new CICA Handbook Section 3475 "Disposal of Long-Lived Assets and Discontinued Operations". Long-lived assets to be disposed of by sale are classified as held for sale in the period in which a formal plan of disposal has been approved, the assets are available for immediate sale and are actively being marketed and it is expected that the sale will occur within one year. Long-lived assets to be abandoned are classified as held and used until they are disposed of. Long-lived assets classified as held for sale are carried at the lower of their carrying amount and fair value net of estimated disposition costs. Losses are recognized immediately where the carrying value exceeds fair value and gains are recognized at the time of sale.

The results of discontinued operations are reported separately, including gains or losses related to the disposal of related long-lived assets held for sale or disposal. Future costs associated with an exit or disposal activity are recognized in the period in which the liability is incurred.

4. Discontinued operations and assets held for sale

Discontinued operations

(a) On February 5, 2004, the Company sold substantially all of the assets and liabilities related to Ackerman International Corp. for total proceeds of U.S. $1,425. The effective date of the sale was January 1, 2004. Accordingly, the results of these operations have been accounted for on a discontinued basis and the related net assets classified as held for sale. In accordance with CICA Handbook Section 3475, the Company determined that the net proceeds were less than the net book value of the net assets sold as at December 31, 2003 and adjusted the carrying values accordingly. As such, there was no gain or loss recorded on the sale during the first quarter of 2004. Current and prior year's operating results, cash flows and balance sheet for this business are presented separately as discontinued operations in these interim consolidated financial statements.

(b) On December 19, 2003, a formal plan to dispose of the Company's Bolivian operations was approved by the Board of Directors. The assets of these operations are available for immediate sale and are actively being marketed. It is expected that a sale will occur within one year. At December 31, 2003, the Company determined that the net book value of the Bolivian net assets were greater than the estimated net proceeds from sale and adjusted the carrying values accordingly. The results of operations have been accounted for on a discontinued basis and the related net assets classified as held for sale. Current and prior year's operating results, cash flows and balance sheet for these operations are presented separately as discontinued operations in these interim consolidated financial statements.

Assets held for Sale

In April 2004, the Company sold its 20% investment in RTI, LLC. and related RTI assets for total proceeds of U.S. $600. RTI was an entity that had developed proprietary technology related to certain casing exiting systems. At December 31, 2003, these assets were written down to fair value net of estimated disposition costs. For reporting purposes, these assets have been presented separately as current assets held for sale.

NQL DRILLING TOOLS INC.
Notes to the Consolidated Financial Statements
Three months ended March 31, 2004
(Thousands of Canadian dollars, except share and per share data)
(Unaudited)

4. Discontinued operations and assets held for sale (continued)

On December 19, 2003, the Board of Directors of the Company approved formal plans to dispose of the Company's EM MWD wireless guidance assets and related technology, and certain of the Company's research and development equipment (test rig). These assets are available for immediate sale and are actively being marketed. It is expected that a sale will occur within one year. At December 31, 2003, these assets were written down to estimated fair value net of disposition costs. For reporting purposes, these assets have been presented separately as assets held for sale.

Amounts included in the consolidated balance sheets relating to discontinued operations and the assets held for sale are as follows:

	March 31, 2004			December 31, 2003		
	Ackerman	Bolivia	Total	Ackerman	Bolivia	Total
Current assets held for sale						
Discontinued operations						
Cash	$ -	$ 225	$ 225	$ 454	$ 153	$ 607
Accounts receivable	-	236	236	666	232	898
Inventory	-	625	625	462	748	1,210
Prepaids	-	84	84	5	36	41
Capital assets	-	-	-	421	-	421
	-	1,170	1,170	2,008	1,169	3,177
Assets held for sale						
EM inventory			2,145			2,114
RTI inventory			431			425
Other assets (1)			290			287
			2,866			2,826
Current assets held for sale			$ 4,036			$ 6,003
Long-term assets held for sale						
Discontinued operations						
Capital assets	$ -	$ 1,876	$ 1,876	$ -	$ 1,857	$ 1,857
Assets held for sale						
Capital assets - EM			9,313			9,216
Deferred charges - EM			366			362
Research and development equipment (test rig)			800			800
			10,479			10,378
Long-term assets held for sale			$ 12,355			$ 12,235

NQL DRILLING TOOLS INC.
Notes to the Consolidated Financial Statements
Three months ended March 31, 2004
(Thousands of Canadian dollars, except share and per share data)
(Unaudited)

4. Discontinued operations and assets held for sale (continued)

	March 31, 2004			December 31, 2003		
	Ackerman	Bolivia	Total	Ackerman	Bolivia	Total
Current liabilities held for sale						
Discontinued operations						
Accounts payable and accrued liabilities	$ -	$ 286	$ 286	$ 219	$ 112	$ 331
Bank indebtedness	-	-	-	431	-	431
	$ -	$ 286	$ 286	$ 650	$ 112	$ 762
Long-term liabilities held for sale						
Discontinued operations						
Long-term debt	$ -	$ 54	$ 54	$ -	$ 47	$ 47

(1) Other assets include the Company's 20% investment in RTI, LLC (RTI), a company formed to develop technology related to a new downhole tool.

Results of discontinued operations are as follows:

	For the 3 months March 31, 2004			For the 3 months March 31, 2003		
	Ackerman	Bolivia	Total	Ackerman	Bolivia	Total
Revenue	$ -	$ 363	$ 363	$ 1,881	$ 375	$ 2,256
Income (loss) from discontinued operations	$ -	$ 67	$ 67	$ 86	$ (332)	$ (246)

NQL DRILLING TOOLS INC.
Notes to the Consolidated Financial Statements
Three months ended March 31, 2004
(Thousands of Canadian dollars, except share and per share data)
(Unaudited)

5. Long-term debt

	March 31, 2004	December 31, 2003
Canadian term loan, payable in quarterly principal payments of $1,250 beginning April 30, 2004 and due January 31, 2007, bearing interest at prime plus 1.25% and secured by a general security agreement providing first charge on all assets of the Company and its Canadian and U.S. subsidiaries	$ 15,000	$ -
U.S. refinancing loan, payable in quarterly principal payments of U.S. $625 beginning April 30, 2004 and due January 31, 2007, bearing interest at U.S. prime plus 1.25% and secured by a general security agreement providing first charge on all assets of the Company's U.S. subsidiaries	9,811	-
U.S. term loan, payable in full on July 31, 2005 except U.S. $3,750 (U.S. $2,450 after application of proceeds from the Ackerman International and RTI sale), which is due October 31, 2004, bearing interest at U.S. prime plus 1.25% and secured by a general security agreement providing first charge on all assets of the Company's U.S. subsidiaries	8,502	-
Mortgage, payable in monthly payments of U.S. $13 beginning April 30, 2003, matures on February 29, 2008, bearing interest at 6.5%, and secured by a first charge on the subject real estate	1,446	1,461
Promissory note, payable in monthly payments of U.S. $11 secured by assets in the Company's Mexican subsidiary	286	371
Instalment sale agreement, payable in monthly payments of U.S. $4, maturing on July 31, 2011, bearing interest at 5%, and secured by the subject real estate	340	346
Vehicle loans and leases payable, interest rates varying from nil to 15%, due on dates ranging from January 2004 to February 2006, and secured by specific assets	77	93
Capital loan, repaid January 29, 2004	-	12,000
Bank indebtedness, repaid January 29, 2004	-	11,552
Liquidity Note, repaid in January 29, 2004	-	6,000
Bridge Loan, repaid January 29, 2004	-	3,426
Other	195	214
	35,657	35,463
Less current portion	12,218	11,602
	$ 23,439	$ 23,861

NQL DRILLING TOOLS INC.
Notes to the Consolidated Financial Statements
Three months ended March 31, 2004
(Thousands of Canadian dollars, except share and per share data)
(Unaudited)

5. Long-term debt (continued)

On January 29, 2004, the Company completed a debt refinancing package with HSBC Bank Canada and HSBC Bank USA. Under the terms of this new agreement, HSBC Bank Canada provided a $15,000 term loan ("Canadian Term Loan") and a $20,000 (maximum limit) operating loan and HSBC Bank USA provided a U.S. $7,500 refinancing loan ("U.S. Refinancing Loan") and a U.S. $7,500 term loan ("U.S. Term Loan").

The proceeds of the January 29, 2004 long-term financings were used to repay the capital loan ($12,000), the liquidity note ($6,000), the bridge loan ($3,426), and bank indebtedness ($11,552).

In February 2004, the Company repaid U.S. $1,000 of the U.S. Term Loan from the proceeds of the Ackerman International sale. In April 2004, the Company repaid U.S. $300 of the U.S. Term Loan from the proceeds of the RTI sale. These payments will reduce the Company's October 31, 2004 payment obligation under this loan.

6. Capital stock

Issued	Number	Amount
Common Shares		
Class A common shares		
Balance at December 31, 2003	42,600,844	$ 180,665
Change in accounting policy (note 3)	-	19
Stock options exercised	15,000	45
Balance at March 31, 2004	42,615,844	180,729
Warrants		
Balance at December 31, 2003	179,535	808
Cancelled or expired	(35,849)	-
Balance at the March 31, 2004	143,686	808
		$ 181,537

Options	
Outstanding at December 31, 2003	3,471,165
Cancelled or expired	(35,500)
Exercised	(15,000)
Outstanding at March 31, 2004	3,420,665

NQL DRILLING TOOLS INC.
Notes to the Consolidated Financial Statements
Three months ended March 31, 2004
(Thousands of Canadian dollars, except share and per share data)
(Unaudited)

7. Goodwill

Balance, at December 31, 2003	**$34,390**
Foreign exchange	**216**
Balance, at March 31, 2004	**$34,606**

8. Cumulative Translation Adjustment

The cumulative translation adjustment represents the net unrealized foreign currency translation loss on the Company's net investment in self-sustaining foreign operations.

Balance, at December 31, 2003	**$19,394**
Unrealized gain for the period on translation of net investment	**1,071**
Balance, at March 31, 2004	**$18,323**

The change in cumulative translation adjustment is primarily related to the change in the rate of exchange between the Canadian dollar and the U.S. dollar, and the effect this change has on the assets and liabilities of the Company's self-sustaining foreign subsidiaries.

9. Segmented Information

During 2003, the Company restructured its organizational and internal reporting structures in a manner that caused the composition of its reportable segments to change. The Company now segments its business activities into three operating segments (Tools, Bits and Fishing) and a corporate segment. Comparative figures for 2003 have been adjusted accordingly to reflect the change in reportable segments.

The Tools Segment operates in Canada, the United States and several international locations. The Segment designs, manufactures, services and sells downhole drilling motors, EM MWD wireless guidance systems, drilling jars, shock subs, and a number of other downhole tools and services.

The Bits Segment designs, manufactures, and markets PDC and Natural Diamond Bits on a worldwide basis.

The Fishing Segment provides downhole fishing, milling and casing exit services under its CanFish Services product line primarily in Canada and the United States.

For the three months ended March 31, 2004	Tools	Bits	Fishing	Corporate	Consolidated
Revenue	$15,752	$5,156	$6,460	---	$27,368
Divisional income (loss)	$153	$(180)	$1,232	$(943)	$262
Total assets	$138,783	$40,066	$23,584	$9,781	$212,214
Goodwill	$2,927	$20,973	$10,706	---	$34,606
Capital expenditures	$1,146	---	$491	---	$1,637

NQL DRILLING TOOLS INC.
Notes to the Consolidated Financial Statements
Three months ended March 31, 2004
(Thousands of Canadian dollars, except share and per share data)
(Unaudited)

9. Segmented Information (continued)

For the three months ended March 31, 2003	Tools	Bits	Fishing	Corporate	Consolidated
Revenue	$16,184	$7,612	$5,962	---	$29,758
Divisional income (loss)	$147	$329	$1,313	($745)	$1,044
Total assets	$201,872	$60,886	$25,951	$5,180	$293,889
Goodwill	$22,247	$37,403	$10,706	---	$70,356
Capital expenditures	$4,007	$68	$388	---	$4,463

The Company operates in the following geographical segments. Revenue is attributed to these geographical segments based on the country from which the product or service originates.

	For the three months ended March 31, 2004	For the three months ended March 31, 2003
Revenue		
Canada	$10,361	$11,846
United States	13,244	14,530
International	3,763	3,382
	$27,368	$29,758
Capital assets		
Canada	$35,155	$41,804
United States	28,073	30,131
International	15,780	20,056
	$79,008	$91,991
Goodwill		
Canada	$13,633	$32,953
United States	20,973	37,403
	$34,606	$70,356

10. Comparative Figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

Disclosure Regarding Forward – Looking Statements

Statements in this interim report relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, the demand for services and products provided by NQL, and other factors which are described in further detail in NQL's filings including NQL's annual reports.

DIRECTORS AND OFFICERS

R. Tim Swinton[1]
Chairman

R. Dean Livingstone
President, CEO & Director

Bruce R. Libin [2]
Director

Derek C. Martin[2]
Director

Glen D. Roane[1]
Director

Thomas R. Bates, Jr.[1]
Director

John G. Clarkson[2]
Director

Kevin L. Nugent
Senior Vice-President Finance, Chief Financial Officer
& Corporate Secretary

Robert E. Iversen
Senior Vice-President Tool & Bit Division

Karl J. Beagrie
Senior Vice-President Fishing Division

1. Compensation Committee
2. Audit and Corporate Governance Committee

HEAD OFFICE
NQL Drilling Tools Inc.
1507 – 4th Street
Nisku, Alberta
T9E 7M9
Telephone: (780) 955-8828
Toll Free (800) 700-7942
Fax (780) 955-3309
e-mail: blackmax@nql.com
website:www.nql.com

AUDITORS
Deloitte & Touche LLP
Edmonton, Alberta

STOCK EXCHANGE LISTING
The Toronto Stock Exchange
Symbol: NQL.A

TRANSFER AGENT AND REGISTRAR
CIBC Mellon Trust Company
Calgary, Alberta

For further information please contact:

Dean Livingstone, President and CEO
1507 – 4th Street
Nisku, Alberta, T9E 7M9
Telephone: (780) 955-8828
Facsimile: (780) 955-3309
e-mail: dean.livingstone@nql.com

or

Kevin Nugent, Senior Vice-President Finance, Chief Financial Officer & Corporate Secretary
1507 - 4th Street
Nisku, Alberta, T9E 7M9
Telephone: (780) 955-8828
Facsimile: (780) 955-3309
e-mail: : kevin.nugent@nql.com

THE COMPANY
NQL Drilling Tools Inc is an industry leader in providing downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL Drilling Tools Inc. shares are traded on the Toronto Stock Exchange under the symbol: "NQL.A".

1. h.

RECEIVED

2004 MAY 25 P 1:01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 52 – 109FT2 – Certification of Interim Filings during Transition Period

I, Kevin L. Nugent, Senior Vice President Finance, Chief Financial Officer and Corporate Secretary, NQL Drilling Tools Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of NQL Drilling Tools Inc. (the "issuer") for the interim period ended March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present, in all material respects, the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

May 14th, 2004

/s/ Kevin L. Nugent
Kevin L. Nugent
Senior Vice President Finance, Chief Financial Officer and Corporate Secretary

Form 52 – 109FT2 – Certification of Interim Filings during Transition Period

I, R. Dean Livingstone, President and Chief Executive Officer, NQL Drilling Tools Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of NQL Drilling Tools Inc. (the "issuer") for the interim period ended March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present, in all material respects, the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

May 14th, 2004

/s/ R. Dean Livingstone
R. Dean Livingstone
President and Chief Executive Officer.

NQL
DRILLING TOOLS inc.

May 14, 2004

The Ontario Securities Commission
The Alberta Securities Commission
The British Columbia Securities Commission
The Quebec Securities Commission
The Manitoba Securities Commission
The Nova Scotia Securities Commission

Dear Sirs:

Please accept this letter as written confirmation that NQL Drilling Tools Inc.'s first quarter report for the three months ended March 31, 2004 has been distributed to all parties listed on the supplemental mailing list. The date of mailing was May 14, 2004.

Sincerely,

"signed by"
Susan Foote
Assistant Corporate Secretary

NQL DRILLING TOOLS INC.
1507 – 4th Street
Nisku, Alberta
T9E 7M9

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General Meeting (the "**Meeting**") of the holders of Class "A" common shares (the "**Common Shares**") in the capital of NQL Drilling Tools Inc. (the "**Company**"), will be held at the Sheraton Suites Calgary Eau Claire (Willow Room), 255 Barclay Parade SW, Calgary, Alberta T2P 5C2 on Tuesday, the 29th day of June, at the hour of 2:00 o'clock in the afternoon for the purposes of:

1. appointing Deloitte & Touche LLP as Auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the Auditors.
2. setting the number of Directors for the ensuing year at seven (7).
3. electing Directors for the ensuing year.
4. transacting such other business as may properly be transacted at such meeting or at any adjournment thereof.

Details of all matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

Holders of record of Common Shares at the close of business on May 12, 2004 will be entitled to vote at the Meeting.

Shareholders who are unable to attend the Meeting or any adjournment thereof in person and who wish to ensure that their Common Shares will be voted are requested to complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the Information Circular, and return it to the Corporation c/o CIBC Mellon Trust Company at 600, 333 – 7th Avenue S.W., Calgary, Alberta T2P 2Z1, at least 48 hours before the time of the Meeting or any adjournment thereof or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the commencement of the Meeting or any adjournment thereof, in order to be valid for use at the Meeting.

Shareholders holding Common Shares registered in the name of a broker or another intermediary should complete and return the proxy or other authorization form provided to such shareholder by their brokers or other intermediaries in accordance with the instructions provided to them in order for their vote to be counted at the Meeting.

DATED at Nisku, Alberta, this 12th day of May, 2004.

By Order of the Board Of Directors

(signed)
R. Dean Livingstone
President and Chief Executive Officer

We ask that you promptly sign, date and return the enclosed proxy in the envelope provided if it is not your intention to be present at the meeting.

NQL DRILLING TOOLS inc.

Management Information Circular

for the Annual General Meeting of the Shareholders to be held on June 29, 2004

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the Management of NQL DRILLING TOOLS INC. ("NQL" or the "Company"), for use at the Annual General Meeting of the shareholders of the Company (the "Meeting") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. The cost of solicitation will be borne by the Company. Unless otherwise noted, the information contained in this Management Information Circular is given as at May 12, 2004.

This Information Circular and accompanying Notice of Meeting and Instrument of Proxy, together with the Company's Consolidated Financial Statements for the year ended December 31, 2003 will first be sent by mail or given to Shareholders on or about May 19, 2004.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are R. Tim Swinton, Chairman of the Board of Directors of the Company, and R. Dean Livingstone, President and Chief Executive Officer of the Company. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.** Such a shareholder should notify the nominee of his appointment, obtain his consent to act as proxy and instruct him on how the shareholder's Class "A" common shares (the "Common Shares") are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed form of proxy is delivered to the Company c/o CIBC Mellon Trust Company at 600, 333 – 7th Avenue S.W., Calgary, Alberta T2P 2Z1, at least 48 hours before the time of the Meeting or any adjournment thereof or with the chairman of the Meeting on the day of the Meeting, or any adjournment thereof, prior to the commencement of the Meeting or any adjournment thereof.

In addition to revocation in any other manner permitted by law, a shareholder who has given a form of proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his attorney authorized in writing and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or any adjournment thereof, prior to the commencement of the Meeting or any adjournment thereof.

VOTING OF PROXIES

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them. Each shareholder may instruct his proxyholder how to vote his Common Shares by completing the blanks in the form of proxy.

Common Shares represented by properly executed forms of proxy in favour of the persons designated on the enclosed form of proxy will be voted or withheld from voting on any ballot in accordance with instructions made on such forms of proxy, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder's Common Shares shall be voted accordingly. In the absence of such instructions, such shares **WILL BE VOTED IN FAVOUR OF ALL MATTERS IDENTIFIED IN THE *NOTICE OF MEETING ACCOMPANYING THIS INFORMATION CIRCULAR.***

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting. At the time of printing this information circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

General

As at May 12, 2004, the Company's issued and outstanding voting shares consisted of 42,615,844 Common Shares. Holders of Common Shares are entitled on a ballot vote at the Meeting, or any adjournment thereof, to one vote for each Common Share held on all matters to be considered and acted upon at the Meeting.

The Company has set the close of business on May 12, 2004 as the record date for the Meeting. The Company will prepare a list of shareholders of record at such time. A holder of Common Shares named on that list will be entitled to vote such shares then registered in his name at the Meeting, except to the extent that (a) the holder has transferred the ownership of any of such shares after that date, and (b) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that he owns the shares, and demands not later than ten days before the Meeting that his name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares at the Meeting or any adjournment thereof.

Voting of Common Shares - Advice to Beneficial Holders of Securities

The information set forth in this section is of significant importance to many shareholders, as a substantial number of the shareholders hold Common Shares through brokers and their nominees and not in their own names. A shareholder who does not hold his or her Common Shares in his or her own name (referred to in this information circular as "**Beneficial Shareholders**") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered under the name of the shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. Common Shares held by brokers or their nominees can only be voted (for or against any resolution) by the brokers or nominees upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and nominees are prohibited from voting Common Shares for their clients.

There are two ways Beneficial Shareholders can vote their Common Shares held by a broker or nominee.

Applicable regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary and broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by his broker is identical to the form of the proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder as to how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investors Communications ("**ADP**"). ADP mails the proxy materials to the Beneficial Shareholders with a voting information form ("**VIF**"), which is prepared by ADP, and asks the Beneficial Shareholders to return the VIF to ADP, or otherwise communicate voting instructions to ADP (by way of the Internet or telephone, for example). ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving a VIF from ADP may not be able to use that VIF to vote Common Shares directly at the Meeting. The VIF must be returned to ADP (or instructions respecting the voting of Common Shares must otherwise be communicated to ADP) well in advance of the Meeting in order to have the Common Shares voted.**

Since the Company has limited access to the names of its Beneficial Shareholders, a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of the Beneficial Shareholder's broker. However, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. **Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the form of proxy or VIF provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker. Do not otherwise complete the form of proxy or VIF as your vote will be taken at the meeting.**

PRINCIPAL HOLDERS OF VOTING SHARES

To the knowledge of the Directors and Senior Officers of the Company, only the following persons beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company:

Name of Shareholder	Number of Shares	Percentage of Issued and Outstanding Shares
Lime Rock Partners II, L.P.	7,619,160	17.9%
CanFund VE Investors II, L.P.	7,148,205	16.8%

CONSOLIDATED FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the year ended December 31, 2003 (the "Financial Statements"), together with the Auditor's Report thereon, will be presented to shareholders at the Meeting. The Financial Statements, together with the Auditor's Report therein are enclosed. Copies of the Financial Statements, Notice of Meeting, Information Circular and Proxy will be available from the Company's corporate headquarters, at 1507 - 4th Street, Nisku, Alberta, T9E 7M9.

APPOINTMENT AND REMUNERATION OF AUDITORS

The shareholders will be asked to vote to appoint Deloitte & Touche LLP as auditors of the Company to hold office until the next Annual General Meeting of the shareholders at a remuneration to be fixed by the directors of the Company. Deloitte & Touche LLP were first appointed as auditors of the Company on June 12, 2002.

ELECTION OF DIRECTORS

The persons named in the enclosed Instrument of Proxy intend to vote for the election of a Board of Directors comprised of seven (7) persons. The names of further nominees for director may come from the floor at the Meeting.

Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected, unless his office is earlier vacated, in accordance with the by-laws of the Company. Officers serve at the pleasure of the Board of Directors.

INFORMATION CONCERNING NOMINEE DIRECTORS SUBMITTED BY MANAGEMENT

The following table states the names of all persons proposed to be nominated for election as directors, all other positions and offices with NQL now held by them, their principal occupations or employment, the year in which each of the present directors first became a director of NQL, and the number of Common Shares of NQL beneficially owned or over which control or direction is exercised by such nominees.

Name	Position Held in the Company [1]	Principal Occupation or Employment	Director Since	Shares Owned/Controlled
R. Tim Swinton	Chairman of the Board	President of Western Provinces Resources Ltd.	2003	---
R. Dean Livingstone	President and CEO	President and Chief Executive Officer of the Company	1993	210,102
Derek C. Martin	Director	President, Addington Equities Inc. (an investment company)	2000	---
Bruce R. Libin, Q.C.	Director	Executive Chair and Chief Executive Officer, Destiny Resource Services Corp.; President B. R. Libin Capital Corp.	2003	---
Glen D. Roane	Director	Corporate Director and Independent Businessman	2003	---
Thomas R. Bates, Jr.	Director	Managing Director of Lime Rock Management L.P. since 2001; prior thereto he was Senior Vice President and subsequently President of the Discovery Group of Baker Hughes, Inc. from 1998 to 2000; prior thereto he was CEO and President of Weatherford Enterra, Inc. from 1997 to 1998 and prior thereto he was President of the Anadrill Division of Schlumberger Ltd. from 1992 to 1997	2003	--- [2]
John G. Clarkson	Director	Managing Director of Lime Rock Management Ltd. since 2003. Prior thereto, Managing Director, Clearwater Capital Corporation, since 1997 and prior thereto Manager of Oil Development for Renaissance Energy Ltd.	2003	--- [2]

(1) *The Company has an audit and corporate governance committee, the members of which are Bruce R. Libin (Chair), John G. Clarkson and Derek C. Martin. The Company has a compensation committee, the members of which are Glen D. Roane(Chair), R. Tim Swinton and Thomas R. Bates, Jr. The Company has formed a special committee comprised of R. Tim Swinton (Chair), Thomas R. Bates, Jr. and Bruce R. Libin.*

(2) *Thomas R. Bates, Jr. and John G. Clarkson (employees of entities affiliated with Lime Rock Partners II, L.P. ("Lime Rock") that holds 7,619,160 shares of the Company) are nominees of Lime Rock pursuant to the subscription agreement entered into between Lime Rock and the Company pursuant to the Private Placement described in the Information Circular dated August 1, 2003 for the Special Shareholders Meeting held on September 2, 2003. For further detail on Lime Rock's rights to appoint nominees, please see the section entitled Private Placement Transaction, Director Nominees in the information Circular dated August 1, 2003.*

EXECUTIVE COMPENSATION

For the purposes of relevant securities regulations, the Company had five "Named Executive Officers" during the year ended December 31, 2003. These Officers include Mr. R. Dean Livingstone, President and Chief Executive Officer, Mr. Kevin L. Nugent, Vice President Finance and Chief Financial Officer (presently Senior Vice President Finance, Chief Financial Officer and Corporate Secretary), Mr. Robert E. Iversen, President of Diamond Products International Inc. (presently Senior Vice President Tool and Bit Division), Mr. Karl J. Beagrie, President of CanFish Services Inc. (presently Senior Vice President Fishing Division) and Mr. Witold L. Gutter, Vice President and Corporate Secretary (resigned effective January 31, 2004).

Summary Compensation Table

The following table contains information in respect of annual and long-term compensation paid to, or earned by, the Company's Named Executive Officers for the years ended December 31, 2003, 2002 and 2001:

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name & Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)[1]	Securities Under Options / SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
R. Dean Livingstone	2003	250,000	75,000	Nil	272,500 / 0	Nil	Nil	Nil
President & CEO	2002	175,000	57,915	Nil	22,500 / 0	Nil	Nil	Nil
	2001	175,000	209,867	Nil	22,500 / 0	Nil	Nil	Nil
Robert E. Iversen [2]	2003	279,493	105,072	Nil	100,000 / 0	Nil	Nil	Nil
President of Diamond Products International Inc.	2002	83,353[2]	58,791	Nil	40,000 / 0	Nil	Nil	Nil
Karl J. Beagrie [3]	2003	163,576	45,000	Nil	100,000 / 0	Nil	Nil	Nil
President of CanFish Services Inc.	2002	151,290	7,500	Nil	Nil	Nil	Nil	Nil
	2001	147,600	45,000	Nil	Nil	Nil	Nil	Nil
Kevin L. Nugent [4]	2003	51,692	Nil	Nil	200,000 / 0	Nil	Nil	Nil
Vice President, Finance and Chief Financial Officer								
Witold L. Gutter [5]	2003	168,000	15,000	Nil	85,000 / 0	Nil	Nil	Nil
Vice President and Corporate Secretary	2002	120,000	50,000	Nil	10,000 / 0	Nil	Nil	Nil
	2001	120,000	Nil	Nil	10,000 / 0	Nil	Nil	Nil

(1) *The value of perquisites and other personal benefits did not exceed 10% of the Named Executive Officers' salary and bonus*

(2) *Mr. Robert E. Iversen was appointed to the position of President of Diamond Products International Inc. on August 28, 2002. On January 20, 2004, Mr. Iversen was appointed to the position of Senior Vice President of the Tool & Bit Division .*

(3) *Mr. Karl J. Beagrie was appointed to the position of Senior Vice President of the Fishing Division January 20, 2004.*

(4) *Mr. Kevin L. Nugent was appointed to the position of Vice President, Finance and Chief Financial Officer on September 1, 2003. On January 20, 2004, Mr. Nugent was appointed to the position of Senior Vice President, Finance and on January 31, 2004, to the position of Corporate Secretary.*

(5) *Mr. Witold L. Gutter resigned effective January 31, 2004.*

Option/SAR Grants During The Most Recently Completed Financial Year

The following table contains information in respect of Options/SAR grants received by the Company's Named Executive Officers for the year ended December 31, 2003:

Name	Securities, Under Options/SARs Granted (#)[1]	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
R. Dean Livingstone	22,500 / 0	0.8%	$7.30	$7.30	February 5, 2013
	250,000 / 0	8.6%	$3.22	$3.22	October 19, 2008
Robert E. Iversen	100,000 / 0	3.4%	$3.22	$3.22	October 19, 2008
Karl J. Beagrie	100,000 / 0	3.4%	$3.22	$3.22	October 19, 2008
Kevin L. Nugent	200,000 / 0	6.9%	$3.10	$3.10	August 17, 2008
Witold L. Gutter	10,000 / 0	0.3%	$7.30	$7.30	February 5, 2013
	75,000 / 0	2.6%	$3.22	$3.22	October 19, 2008

(1) *All securities under option are Class "A" common shares of the Company*

Option Exercises During The Most Recently Completed Financial Year And Financial Year End Option Values

The following table contains information in respect of Options exercised by the Company's Named Executive Officers for the year ended December 31, 2003 and the Option values as at December 31, 2003. No SAR's were outstanding at year end or were exercised during the year.

Name	Securities Acquired on Exercise [1] (#)	Aggregate Value Realized ($)[2]	Unexercised Options at FY-End (#)Exercisable / Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($)Exercisable / Unexercisable [3]
R. Dean Livingstone	Nil	Nil	202,499 / 200,000	1,900 / 0
Robert E. Iversen[4]	Nil	Nil	107,464 / 80,000	37,863 / 0
Karl J. Beagrie	Nil	Nil	20,000 / 80,000	0 / 0
Kevin L. Nugent	Nil	Nil	0 / 200,000	0 / 20,000
Witold L. Gutter	Nil	Nil	89,833 / 60,000	1,900 / 0

(1) *Class "A" common shares acquired upon exercise of options/warrants.*

(2) *Based on the difference between the exercise price of the options/warrants and the closing price of the Class "A" common shares on the TSX on the date of exercise.*

(3) *Based on the closing price of the Class "A" common shares on the TSX on December 31, 2003 of $3.20.*

(4) *In conjunction with the acquisition of Diamond Products International Inc. ("DPI") previously granted DPI options were converted to options to purchase 47,464 Class "A" common shares of the Company.*

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

1. Pursuant to an agreement dated effective January 1, 2003 ("2003 Agreement"), the Company retained Mr. R. Dean Livingstone to act as President and Chief Executive Officer of the Company and to manage and supervise all aspects of the Company's business. The agreement provided for: a) minimum annual remuneration (the "Annual Base Salary") of $250,000.00; b) adjustment of Annual Base Salary (the "Base Salary Adjustment") to provide for additional remuneration equal to 1/10 of 1% of the Company's consolidated revenue in excess of $70 million; c) an annual grant of 17,500 stock options; d) an annual bonus (the "Annual Bonus") of the greater of $75,000.00 or an amount equal to 2.5% of cash flow over $0.60/share; e) participation in any of the Company's health plans or pension plans; f) the use of a company vehicle; g) payment of an amount equal to the cost of a term life insurance policy insuring Mr. Livingstone's life in the amount of $1,500,000.00 and having as beneficiaries Mr. Livingstone's designates with such entitlement ceasing on December 31 following the date of a control change of the Company. In the event of a control

change of the Company, the agreement provided for: a) a bonus of $1,000,000.00 plus $100,000.00 for every $1.00 by which the value of the control change exceeds $10.00 per Common Share; b) annual bonuses and stock options ceasing immediately c) annual remuneration increasing to $325,000.00/year; d) Mr. Livingstone having the option to terminate the agreement within 3 months of the control change upon the provision of 1 year's working notice; e) upon the notice period having expired, Mr. Livingstone shall be paid an amount equal to the 3 largest amounts paid to him on account of Annual Base Salary, Base Salary Adjustment and Annual Bonus since September 1, 1997. In the event the agreement was terminated without cause, Mr. Livingstone was entitled to: a) a payment of $1,500,000; b) the pro-rated Annual Bonus to the date of termination; c) and an amount equal to the total of the three largest amounts paid to him on account of Annual Base Salary and Annual Bonus since September 1, 1997. On the 29th day of December, 2003, Mr. Livingstone and the Company entered into a Revised and Restated Employment Agreement that provides for: a) annual remuneration of $250,000.00; b) for the year 2003, a bonus of $75,000.00; c) for the years 2004 and onwards, a bonus in accordance with the Company's bonus plan as may be in place from time to time and subject to a maximum bonus of 150% of annual remuneration. The Restated and Revised Agreement provided for all the benefits of the 2003 Agreement with the exception of a) Base Salary Adjustment; and, b) the annual grant of options. The Revised and Restated Agreement expires December 31, 2006 and may be terminated by the Company prior to that time only for cause. Pursuant to a Waiver Agreement dated June 25, 2003, Mr. Livingstone waived any entitlements pursuant to a control change arising from the shareholders meeting of June 26, 2003.

2. Pursuant to an agreement dated August 11, 2003, the Company retained Mr. Kevin L. Nugent to act as Vice President, Finance and Chief Financial Officer. The agreement provided for: a) annual remuneration of $168,000.00 ("Annual Remuneration"); b) a one time grant of 200,000 options; c) annual bonus at the discretion of the Company in a maximum amount of 50% of Annual Remuneration "Annual Bonus"); d) in the first year of the agreement, a bonus of $50,000.00 based on benchmarks to be agreed between the Company and Mr. Nugent; e) a vehicle allowance in the amount of $1,500.00 per month; f) participation in any of the Company's health plans; g) reimbursement of reasonable club dues to a maximum of $3,000.00/year. Upon a control change occurring, the agreement provided for Mr. Nugent having the ability to terminate the agreement within 90 days by providing 120 days written notice and upon such termination, entitlement to: a) compensation to date of termination including pro rata portion of Annual Bonus earned prior to termination; and, b) payment equal to 2 years of Annual Remuneration being earned at the time of termination. Pursuant to an amending agreement dated effective March 1, 2004, the agreement was amended to provide for: a) Annual Remuneration of $187,500.00; b) a one time bonus of $50,000.00 to be paid on the earlier of September 1, 2004 or a control change occurring; c) a bonus in accordance with the Company's bonus plan as may be in place from time to time and subject to a maximum bonus of 100% of annual remuneration.

3. Pursuant to an agreement dated effective August 28, 2002 ("2002 Agreement"), the Company retained Mr. Robert E. Iversen to act as President of DPI and to manage and supervise all aspects of DPI's business. The agreement provided for: a) annual remuneration of US$199,500.00 subject to cost of living adjustments ("Annual Remuneration"); b) a signing bonus consisting of a one time grant of 20,000 options with 5,000 of these options to vest immediately and the remainder to vest in increments of 5,000/year on the anniversary date of the agreement ("Option Grant"); c) an annual bonus equal to the greater of 1/2 of 1% of DPI's gross revenues or US$75,000.00 ("Annual Bonus"); d) a life insurance policy with a face value of US$1,500,000.00 at the Company's expense and for which Mr. Iversen is entitled to designate beneficiaries; e) participation in any health and pension plans; f) an allowance for reasonable club dues. In the event of a control change prior to February 28, 2005, Mr. Iversen is entitled to terminate the agreement at the end of 3 years upon providing 4 months written notice. The Agreement expires August 27, 2007 and may be terminated prior to that time by the Company only for cause. Pursuant to an amending agreement dated effective January 1, 2004, the 2002 Agreement was amended to provide for: a) appointment to the position of Senior Vice President, Tool & Bit Division; b) Annual Remuneration of US$205,476.50; c) Annual Bonus in accordance with the Company's bonus plan as may be in place from time to time and subject to a maximum bonus of 100% of annual remuneration; d) deletion of entitlement to life insurance.

4. Pursuant to an agreement dated effective January 1, 2004, the Company retained Mr. Karl J. Beagrie to act as Senior Vice President, Fishing Division. Pursuant to the agreement, Mr. Beagrie is entitled to: a) annual remuneration of $180,000.00/annum; b) participation in the Company's health and benefit plans and c) participation in the Company's bonus plan for senior executives, as implemented by the Company's Board of Directors in its discretion, up to a maximum bonus equal to 100% of annual remuneration. The term of the agreement expires on December 31, 2005. In the event of a control change, Mr. Beagrie shall be entitled to terminate the agreement, such termination to be effective no earlier than January 31, 2005, by providing a minimum of 30 days written notice. In the event of termination by Mr. Beagrie as a result of a control change, Mr. Beagrie shall continue to be entitled to the annual remuneration through to December 31, 2005.

5. Pursuant to an agreement dated effective January 1, 2003, the Company retained Mr. Witold L. Gutter to act as Vice-President and Secretary of the Company, to act as corporate counsel to the Company and to assist in the management of the Company's business. The agreement entitled Mr. Gutter to: a) annual remuneration of $168,000.00; and b) a grant

of 10,000 stock options/year. In the event of a control change of the Company, the agreement provided for: a) a one-time bonus of $500,000; b) an increase in annual remuneration to $200,000.00; c) entitlement to options ceasing immediately; d) Mr. Gutter having the option to provide 1 year's notice of termination within 3 months of the control change; e) upon the notice period having expired, payment of $600,000.00. The term of the agreement was through to December 31, 2007 subject to termination by the Company prior to that time only for cause. Pursuant to an Amending Agreement dated effective June 25, 2003, Mr. Gutter effectively waived any control change events occurring prior to June 27, 2003. Pursuant to an Amending Agreement dated October 20, 2003, the agreement was amended to delete any entitlement to yearly option grants. Pursuant to an agreement dated January 20, 2004, Mr. Gutter resigned from his positions with the Company effective January 31, 2004, and is entitled to payments of $250,000.00 on January 31, 2004, $250,000.00 on June 30, 2004 and $600,000.00 on January 1, 2005. All payments are subject to acceleration upon a control change occurring. Pursuant to the agreement, Mr. Gutter agreed to provide consulting services on a priority basis to the Company upon the Company's request through to June 30, 2004.

When used above, the term "**control change**" A) with respect to Mr. Iversen's and Mr. Gutter's agreements, refers to (i) a sale of all or substantially all of the assets of the Corporation; (ii) a change in a majority of the members of the board of directors of the Corporation or (iii) any change in the holdings of securities of the Corporation or securities convertible or exchangeable thereto which results in one or more persons (acting jointly or in concert) or associates or affiliates thereof holding securities of the Corporation that entitle, or would following conversion or exchange of such securities entitle, the holder or holders thereof to cast more than 50 percent of the votes attaching to all voting securities of the Corporation that may be cast to elect directors of the Corporation, provided that, such change results from an offer to acquire securities made to all holders of voting securities of the Corporation or from a transaction or series of transactions on which all holders of voting securities of the Corporation have the right to vote; B) with respect to Mr. Livingstone's current agreement and Mr. Beagrie's agreements, refers to (i) a sale of all or substantially all of the assets of the Corporation; or (ii) any change in the holdings of securities of the Corporation or securities convertible or exchangeable thereto which results in one or more persons (acting jointly or in concert) or associates or affiliates thereof holding securities of the Corporation that entitle, or would following conversion or exchange of such securities entitle, the holder or holders thereof to cast more than 50 percent of the votes attaching to all voting securities of the Corporation that may be cast to elect directors of the Corporation, provided that, such change results from an offer to acquire securities made to all holders of voting securities of the Corporation or from a transaction or series of transactions on which all holders of voting securities of the Corporation have the right to vote; C) with respect to Mr. Nugent's agreements, refers to (i) a sale of all or substantially all of the assets of the Corporation; (ii) any change in the holdings of securities of the Corporation or securities convertible or exchangeable thereto which results in one or more persons (acting jointly or in concert) or associates or affiliates thereof holding securities of the Corporation that entitle, or would following conversion or exchange of such securities entitle, the holder or holders thereof to cast more than 50 percent of the votes attaching to all voting securities of the Corporation that may be cast to elect directors of the Corporation, provided that, such change results from an offer to acquire securities made to all holders of voting securities of the Corporation or from a transaction or series of transactions on which all holders of voting securities of the Corporation have the right to vote, or (iii) a Bankruptcy Transaction (a liquidation, dissolution or winding up of the Company).

COMPOSITION OF AND ROLE OF THE COMPENSATION COMMITTEE

Glen D. Roane (Chair) and R. Tim Swinton became members of the compensation committee effective June 26, 2003 and Thomas R. Bates, Jr. joined the committee effective September 2, 2003. All members of the compensation committee are independent outside directors and none are, or have been, employees of the Company. Prior to their appointments, the Compensation Committee consisted of Michael Kennedy, William Richards and John King.

The Company's executive compensation is administered by the Compensation Committee as are the Company's bonus plans. It is the Committee's responsibility to review the structure and competitiveness of the Company's overall compensation and benefits programs generally, to make compensation recommendations to the Board of Directors and to administer the awards of remuneration to the Company's senior officers.

REPORT ON EXECUTIVE COMPENSATION

The Company's executive compensation program has three components: base salary, bonuses and the award of stock options or equity linked incentives. Since the last general meeting of the shareholders and the appointment of new members to the committee, the Compensation Committee has undertaken an overall review of the Company's organization-wide compensation practices and policies to ensure that the compensation policies of the Corporation going forward will allow it to attract, retain and motivate key employees across the organization.

The executive compensation program has been designed to accomplish the following objectives:

a) to attract and retain key personnel;

b) to reward executives for achieving strategic corporate objectives;

c) to motivate executives to act in the best interest of shareholders;

d) to ensure that the Company's compensation for executive positions is competitive; and,

e) to encourage Company personnel to aspire to executive positions.

In conjunction with the overall review of the Company's organization-wide compensation practices and policies, a number of executive employment contracts were amended or restated to better reflect the objectives of the Company's compensation program. The terms of the Company's prior existing executive employment contracts placed restrictions on the scope of changes to executive employment contracts which could be implemented. Some of these changes are reflected in the section titled "Termination of Employment, Change in Responsibilities and Employment Contracts".

With input from senior executives, the Committee has begun developing and intends to institute a company wide bonus plan that is based upon performance criteria. Bonus payments will vary based on the degree to which financial and strategic criteria have been met. When these objectives are met or exceeded, executive officers are eligible for a bonus payment of up to 100% of base salary with the exception of the CEO who is able to earn up to 150% of base salary. All bonuses remain subject to board discretion.

In conjunction with the overall review undertaken by the Committee, the standard stock option agreement was also amended to provide for a vesting period over 4 years. A number of stock options were granted to key employees to better align the interests of employees with the Company's stated objectives.

This report is submitted by the Compensation Committee: Glen D. Roane, R. Tim Swinton and Thomas R. Bates, Jr.

COMPENSATION OF DIRECTORS

For the year ended December 31, 2003, the now existing non-employee directors of the Company received a $20,000 per year retainer paid quarterly and $1,000.00 per Board or Committee meeting attended in their capacities as directors. In addition, the Chairman received an additional payment of $3,000 per day for time spent on Company matters. Such payments totalled $105,500.00 during 2003. Directors are granted incentive stock options from time to time. During the year, options were granted to directors as follows:

Name	Securities Under Options Granted	Exercise Price ($/Security)	Expiration Date
Thomas R. Bates, Jr.	100,000	$3.22	October 19, 2008
John G. Clarkson	100,000	$3.22	October 19, 2008
Bruce R. Libin	100,000	$3.22	October 19, 2008
R. Dean Livingstone	22,500	$7.30	February 15, 2013
R. Dean Livingstone	250,000	$3.22	October 19, 2008
Derek C. Martin	100,000	$3.22	October 19, 2008
Glen D. Roane	100,000	$3.22	October 19, 2008
R. Tim Swinton	500,000	$3.22	October 19, 2008

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

As of December 31, 2003, excluding "routine indebtedness", no officers, directors or employees (both current and former) or any of their associates were indebted to the Company or its subsidiaries.

SHAREHOLDER RETURN PERFORMANCE GRAPH

The following graph shows the yearly percentage change in cumulative shareholder return on NQL's Class "A" common shares compared to the cumulative return of the S&P/TSX Composite Index for the past five fiscal years, assuming $100.00 investments on December 31, 1998 and reinvestment of dividends during the period.


NQL
TSX
200
180
160
140
120
100
80
60
40
20
0
1998
1999
2000
2001
2002
2003

	1998	1999	2000	2001	2002	2003
NQL.A	100	143	158	149	173	65
S&P/TSX Composite Index	100	150	160	137	118	147

CORPORATE GOVERNANCE

Statement of Corporate Governance Practices

The Board of Directors of the Company (the "Board" or the "Board of Directors") believes that sound corporate governance practices are essential to the effective, efficient and prudent operation of the Company and that these practices should be reviewed regularly to ensure that they are appropriate. A description of the Company's corporate governance practices follows.

Mandate of the Board

The mandate of the Board of Directors is to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company, pursuant to the powers granted by, and the obligations imposed under, the Business Corporations Act (Alberta), the Company's constating documents and common law. The Board of Directors fulfils its mandate directly and through its committees at regularly scheduled meetings. Meetings of the Board are held at a minimum every quarter to review the Company's operating results for the quarter as well as once annually to review the Company's proposed budget. Additional meetings of the Board are held on an as needed basis, either in person or by teleconference. Additionally, the independent Board members meet on an ad hoc basis to review the performance of management. Frequency of meetings as well as the nature of agenda items change depending upon the state of the Company's affairs and in light of opportunities or risks that the Company faces. The directors are kept informed of the Company's operations at these meetings, as well as through reports and discussions with management, which consults with the Board freely on matters within their particular areas of expertise. In a Company whose business strategy requires quick decision making, the Board has empowered management with the authority to act on day to day matters and within defined parameters in order to carry out the Company's business plan. All of the directors are meaningfully aware of and involved in the Company's business activities, and the Board continuously evaluates the performance of management and the performance of the Company as a whole.

Adoption of a Strategic Planning Process

The Board of Directors as a whole participates in the strategic planning process by reviewing and approving the strategic plans and budgets. On a continuing basis, the Board will continue to ensure that the plans are appropriate.

Managing Risk

Senior management periodically reports to the Board of Directors on the principal risks faced by the Company and the steps implemented by it to manage these risks. The Board has considered and does, in its deliberations, consider the principal risks of the Company's business and will continue to work with management to assess and review the on-going management of these risks.

Appointing, Training and Monitoring Senior Management

The Compensation Committee assists the Board of Directors in monitoring the performance of senior management. The Company has employment contracts with key members of the senior management team. With respect to management personnel, the Company actively seeks to recruit highly motivated individuals with broad-based skills and a demonstrated capacity to adapt to a dynamic business environment. Senior management are encouraged to participate in appropriate professional and personal development activities (e.g. courses and programs).

Response to Shareholders

The Board believes that its communications with shareholders, and the avenues available for shareholders and others interested in the Company to have their inquiries about the Company answered, are responsive and effective. Inquiries from shareholders are treated on a priority basis with prompt responses from the appropriate member of senior management. In addition, the Company's communications with its shareholders are reviewed by the Board prior to distribution to the shareholders. Annual financial statements are submitted to the Board for approval, as are Management's Discussion and Analysis of Financial Results, quarterly results and reports of management thereon, the Company's Management Information Circular, and press releases on major developments.

Integrity of Internal Controls and Management Information Systems

The Board, through the Audit and Corporate Governance Committee, assesses the effectiveness of the internal controls and management information systems at meetings held with the external auditors and members of senior management.

Mandate of the Board and the Chief Executive Officer

Formal position descriptions have not been developed for Board members since the Board assumes overall responsibility for overseeing the affairs of the Company. The description of the position of the Chief Executive Officer follows from his role and responsibilities in connection with corporate objectives prepared by senior management and reviewed and adopted by the Board. The Chief Executive Officer is responsible for ensuring that these objectives are met. His performance in this regard is assessed by the Compensation Committee.

Board Composition

The Board of Directors of the Company is composed of a majority of "unrelated directors". An "unrelated director" is a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, interfere materially with that director's ability to act with a view to the best interests of the Company. In considering their qualifications as unrelated directors, the Board took into account relationships certain of the unrelated directors have or have had with the Company.

The Board of Directors was composed of seven members as of December 31, 2003. The Board of Directors believes that six directors – Messrs. Swinton, Libin, Roane, Martin, Bates and Clarkson – are "unrelated directors" and that one director – Mr. Livingstone, is a "related director". Messrs. Bates and Clarkson, however, are nominees of Lime Rock (pursuant to the subscription agreement entered into between Lime Rock and the Company and in accordance with the Private Placement approved at the Special Shareholders Meeting held on September 2, 2003). The size and composition of the Board has been driven by a desire to ensure that the Company has an appropriate complement of skills, knowledge, and experience required for the effective management of the Company, and for ensuring long-term growth and value for shareholders.

Size of Board

The Board has considered its size with a view to the impact of size upon its effectiveness and has concluded that the number of directors as presently constituted is appropriate for a company of its size and complexity. The current size of the Board is reflective of the Company's business model, which requires quick and effective decision making. The Board, as presently constituted, brings together a mix of skills, backgrounds, ages and attitudes that the Board considers appropriate to the stewardship of the Company. The periodic review of this issue is part of the mandate of the Audit and Corporate Governance Committee.

Board Training and Performance

The Company, in seeking out new Board members, looks for individuals who have previous experience in the operation of public entities. Each new director is given the opportunity to meet with senior management and to review the Company's budget and strategic plan, and historical public information. Presentations are made periodically by senior management to the Board of

Directors in the main areas of the Company's business and operations. The unrelated directors of the Company meet on an ad hoc basis to assess the performance of the Board and the Company as a whole.

Independence from Management

Currently, Mr. Swinton is the Chairman of the Board and Mr. Livingstone is Chief Executive Officer of the Company. In the context of the Company, the Board at this point believes that the role of the Chair and of the Chief Executive Officer in setting the Board agenda and ensuring that adequate and proper information is made available to the Board, is a critical element for effective corporate governance, is best filled by two people who have intimate knowledge of the Company, its operations and the industry within which this Company operates.

The Chairman calls meetings of the Board independently of the Chief Executive Officer of the Company and as a part of its regular process, the Board holds in camera sessions without management being present. The Board regularly reviews the quantity and quality of information provided to it and, from time to time, requests changes. The skill sets and experience of the unrelated, independent directors on the Board, combined with the accessibility and experience of the senior management director, have enabled open and meaningful discussions and enhanced the Company's management. The Board is very much a working Board - with all non-management members serving on committees that are active and involved. The Board has open access to information relating to the operations of the Company. In addition, the Board members may engage independent advisors at the Company's expense, with the approval of the Audit and Corporate Governance Committee, to assist them in their work.

Committees of the Board

Audit and Corporate Governance Committee

The Audit Committee is responsible for reviewing the Company's financial reporting procedures, internal controls and the performance of the Company's external auditors. The committee is also responsible for reviewing the quarterly and annual financial statements of the Company prior to their presentation to the Board of Directors. The Audit Committee has direct communication channels with the external auditors and meets with them in the absence of management. The members of the Audit Committee at year end were Bruce R. Libin (Chair), John G. Clarkson and Derek C. Martin.

Compensation Committee

The Compensation Committee is responsible for reviewing and making recommendations to the Board of Directors on such matters as compensation of Board members, compensation and termination of the Company's Chief Executive Officer, and for the administration of the Company's Incentive Stock Option Plan. The members of the Compensation Committee at year end were Glen D. Roane (Chair), R. Tim Swinton and Thomas R. Bates, Jr.

Special Committee

Subsequent to year end, a Special Committee of the Board of Directors was created to consider various options that may be available to the Company to enhance shareholder value. The committee is comprised of R. Tim Swinton (Chair), Bruce R. Libin, and Thomas R. Bates, Jr.

Decisions Requiring Board Approval

At present, in addition to those matters that must, by law, be approved by the Board, management seeks Board (or appropriate committee) approval for any transaction which is out of the ordinary course of business or could be considered to be "material" to the business of the Company. Any Management initiatives not covered in the annual business plan require Board approval.

Expectations of Management

The Board's relationship with management is an open and productive one. Management uses its Board effectively and frequently seeks the advice of its outside Board members with respect to various aspects of its business. The resources available to the Company by virtue of skill sets represented on the Board have enabled management to obtain relevant feedback on a broad variety of matters and, as a result, input and direction prior to formulating its recommendations. The Board expects the Company's management to: (i) review, on an ongoing basis, the Company's strategies and their implementation in all key areas of the Company's activities, in light of evolving and changing market conditions and government regulations; (ii) conduct a comprehensive annual budgeting process and monitor the Company's financial performance against the annual budget approved by the Board; (iii) take the initiative in identifying opportunities and risks for the benefit of the Company; and, (iv) report in a comprehensive, accurate and timely fashion on the business and affairs of the Company generally and on any specific matters that it considers of significant material consequence to the Company and its Shareholders.

OTHER MATTERS

The management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

CERTIFICATE

The foregoing contains no untrue statement of material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Nisku, Alberta, this 12th day of May, 2004.

BY ORDER OF THE BOARD OF DIRECTORS
NQL DRILLING TOOLS INC.

"R. Dean Livingstone"
R. Dean Livingstone
President and Chief Executive Officer of the Company

NQL DRILLING TOOLS INC.

INSTRUMENT OF PROXY

THIS PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT FOR THE ANNUAL GENERAL MEETING TO BE HELD ON TUESDAY, JUNE 29TH, 2004

The undersigned Shareholder of NQL Drilling Tools Inc. (the "Company"), hereby appoints R. Tim Swinton, Chairman of the Board of Directors of the Company, or failing him, R. Dean Livingstone, President and Chief Executive Officer of the Company, or instead of either of the foregoing ______________________________, as my Proxy, to vote for me at the Annual General Meeting (the "Meeting) of the Company, to be held on the 29th day of June, 2004, and at any adjournment thereof, and to vote the shares in the capital stock of the Company registered in the name of the undersigned with respect to the matters set forth below:

1.	To appoint Deloitte & Touche LLP as Auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the Auditors.	VOTE FOR ☐	VOTE WITHHELD ☐
2.	To fix the number of Directors for the ensuing year at seven (7).	VOTE FOR ☐	VOTE AGAINST ☐
3.	To elect as Directors for the ensuing year, all nominees as follows: R. Tim Swinton; R. Dean Livingstone; Derek C. Martin; Bruce R. Libin, Q.C.; Glen D. Roane; Thomas R. Bates, Jr.; John G. Clarkson	VOTE FOR ☐	VOTE WITHHELD ☐

The undersigned hereby revokes any prior proxies to vote the common shares covered by this proxy.

Dated this ______ day of ______________, 2004

____
Signature of Shareholder

____
Number of Shares Held

____
Name of Shareholder (please print)

NOTES:

1. Each common shareholder has the right to appoint a proxyholder, other than the persons designated in the form of proxy (who need not be a shareholder) to attend and to act for him on his behalf at the Meeting. To exercise such right, the names of management's nominees should be crossed out and the name of the common shareholder's nominee should be legibly printed in the blank space provided, or another proxy in proper form should be completed.

2. In order for this proxy to be effective, it must be deposited at the offices of CIBC Mellon Trust Company, at suite 600, 333 – 7th Avenue, SW, Calgary, *Alberta, T2P 2Z1, not less than 48 hours before the Meeting or any adjournment thereof or with the Chairman of the Meeting prior to the* commencement thereof.

3. In addition to any other manner permitted by law, a shareholder who has given a proxy may revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by it, by signing in person or by attorney authorized in writing a written revocation of proxy and by depositing such instrument of revocation at the office of CIBC Mellon Trust Company, at suite 600, 333 – 7th Avenue, SW, Calgary, Alberta, T2P 2Z1, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Meeting on the day thereof or on the day of any adjournment thereof.

4. Management knows of no other matters to come before the Meeting other than the matters referred to in the Notice. However, if any amendments, variations or new matters properly come before the Meeting, this proxy confers discretionary authority upon the shareholder's nominee to vote on such matters in accordance with the nominee's best judgement.

5. *The securities represented by this proxy will be voted, and where the shareholder has specified a choice with respect to the above matters, will be voted* as directed or, if no direction is given, will be voted in favour of the matters set forth.

6. This instrument of proxy must be dated and must be executed by the Shareholder or his attorney in writing, or if the Shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized. If this instrument of proxy is not dated, it will be deemed to bear the date on which it was mailed to the Shareholder.

7. This proxy is solicited by and on behalf of management and the costs of same will be borne by the Company.

1. n.

NQL

DRILLING TOOLS inc.

Renewal Annual Information Form

for the year ended December 31, 2003

dated as of May 12, 2004

Glossary of Terms

"**Ackerman International**": Ackerman International, Corp., the Company's subsidiary in the United States that previously supplied drilling bits and other oilfield equipment, and that has now changed its name to NQL (Illinois) Inc.;

"**Bit Division**": a division of the Company that is responsible for the design, development, manufacturing and marketing of the drilling bit product line;

"**Black Max Canada**": Black Max Downhole Tools Ltd., one of the Company's former operating subsidiaries in Canada that has been dissolved with NQL Energy Canada having assumed all of its assets and liabilities;

"**BlackStar™ EM MWD system**": the Company's electromagnetic measurement while drilling tool;

"**Board**": the board of directors of the Company;

"**CanFish**": CanFish Services Inc., a former operating subsidiary in Canada that provided downhole Fishing products and services and was dissolved with NQL Energy Canada having assumed all of its assets and liabilities;

"**CDDS**": Canadian Downhole Drill Systems Inc., a former subsidiary of the Company that held the patents to certain technology employed in the Company's products that has been dissolved with NQL Energy Canada having acquired all of its assets;

"**Common Shares**": the Class "A" common shares without par value in the capital of the Company;

"**Company or NQL**": NQL Drilling Tools Inc. and, in the context of its operations, its subsidiaries;

"**DPI**": Diamond Products International, Inc., a subsidiary of the Company that designs, manufactures and markets PDC Bits and Natural Diamond Bits;

"**EM MWD**": electromagnetic measurement while drilling;

"**Fishing**": the process of recovering downhole tools, drillstring, tubing or other materials in a wellbore;

"**Fishing Division**": a division of the Company that is responsible for marketing and supply of Fishing services and that is also responsible for the development, manufacture, marketing and supply of specialized fishing tool, wireline, pipe recovery services, milling services and casing exit systems;

"**NBJ Manufacturing**": NBJ Manufacturing Ltd., the Company's Canadian subsidiary that machines and manufactures products primarily for the oil and gas industry and that has changed its name to NQL Energy Services Canada Ltd. and which has assumed all of the assets and liabilities of Black Max Canada, CanFish, and NorthStar and which has also acquired all of the assets of CDDS;

"**NorthStar**": NorthStar Drilling Systems Inc., a former subsidiary of the Company that holds the patents to certain technology related to the BlackStar™ EM MWD system and was dissolved with NQL Energy Canada having assumed all of its assets and liabilities;

"**NQL Energy Canada**": NQL Energy Services Canada Ltd., a subsidiary of the Company formerly known as NBJ Manufacturing Ltd. and which assumed all of the assets and liabilities of Black Max Canada, CanFish, and NorthStar and which also acquired the assets of CDDS;

"RTI": RTI, LLC, a US limited liability company in which the Company previously held a 20% interest;

"Tool Division": a division of the Company that is responsible for the design, development, manufacture, supply and marketing of the Company's downhole tool product lines.

Item 2:

Corporate Structure

Incorporation of the Company

The Company was incorporated under the laws of the Province of British Columbia on April 28, 1986 under the name "D.F.I. Ventures Ltd." by registration of its memorandum and articles with the British Columbia Registrar of Companies. Its name was changed to "National Quick Lube Ltd." effective January 17, 1989 and its share capital was consolidated on a one new share for two old shares basis. The Company's name was changed to "NQL Drilling Tools Inc." effective June 14, 1994 and its share capital was consolidated on a one new share for four old shares basis. On March 29, 1995, the Company was continued into the Province of Alberta under the Business Corporations Act (Alberta).

Subsidiaries

The following table sets forth the names of subsidiaries of the Company owned directly or indirectly, the percentage of interest owned, and the jurisdiction under which each such subsidiary was incorporated, continued or formed as of December 31, 2003:

Subsidiary	Percentage of Interest	Jurisdiction of Incorporation, Continuance or Formation
3065720 Nova Scotia Company	100%	Nova Scotia
NQL (Illinois) Inc. (1)	100%	Illinois
Ackerman International Holland B.V.	100%	Holland
Black Max Argentina S.A.	100%	Argentina
NQL Energy Services US, Inc. (2)	100%	Texas
Diamond Products International, Inc.	100%	Texas
DPI Venezuela, C.A.	100%	Venezuela
NBJ Manufacturas de Venezuela C.A.	100%	Venezuela
NBJ Manufacturas Petroleras (Bolivia) S.A.	100%	Bolivia
NorthStar Drilling Services Ltd.	100%	Turks & Caicos
NQL Energy Services (Barbados) Ltd. (3)	100%	Barbados
NQL Energy Services Canada Ltd.	100%	Alberta
NQL (US) Inc.	100%	Delaware
NQL Finance LLC	100%	Delaware
NQL Holland, B.V.	100%	Holland
P&T Servicios Petroleros, C.A.	100%	Venezuela
Pre Tempca Servicios de Mexico S.A. de C.V.	100%	Mexico
RTI, LLC	20%	Delaware
V.O.F. ACE Downhole Tools and Services	100%	Holland

(1) the name was changed from Ackerman International, Corp. in February of 2004.

(2) the name was changed from Black Max Downhole Tools, Incorporated in January of 2004.

(3) the name was changed from NQL (Barbados) Ltd. in January of 2004.

Item 3:

General Development of the Business

Background

The Company is a Nisku, Alberta, based company, which provides downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

The Company offers a number of downhole tools and services, including the Black Max™ drilling motor, Beaver™ whipstocks and mills, and window milling services, BlackStar™ EM MWD systems, drilling jars, shock subs and drilling bits as well as various other complementary products. The Company also machines and manufactures products for internal use and for other third party customers, primarily in the oil and gas industry. As well, the Company, through its Fishing Division, provides fishing tools and related services to the oil and gas industry. The Company provides tong and casing services to customers in Venezuela and Mexico.

The Company's corporate headquarters are located in Nisku, Alberta. In addition to the service centre located on the premises of its corporate headquarters in Nisku, the Company's Tool Division has service centres in Estevan, Saskatchewan; Calgary, Alberta; Stafford (Houston) and Odessa, Texas; Bakersfield, California; Mt. Carmel, Illinois; Casper, Wyoming; Lafayette, Louisiana; Venezuela; Holland, Bolivia, Argentina, the U.A.E., Mexico, Singapore and Australia. The Tool Division also leases marketing and tool stocking facilities in Oklahoma City, Oklahoma and Traverse City, Michigan and has sales offices in Calgary, Alberta; Denver, Colorado; and Aberdeen, Scotland.

The Tool Division's facility in Holland is operated through a Dutch partnership of which NQL owns both partners. The Tool Division has three service centers in Venezuela, a service center in Dubai of the United Arab Emirates and facilities in Mexico and Argentina.

The Tool Division's facilities in Singapore and Australia are being operated through business associates. The primary obligations of the Company's business associates are to market the Company's products and to provide service facilities, while the Company's primary obligation is to supply the required products.

The Company's Fishing Division operations have facilities in Nisku, Grande Prairie, Lloydminster and Whitecourt, Alberta; and Houston, Texas, and a minor stocking point in Williston, North Dakota.

The Company's Bit Division is headquartered through its DPI subsidiary in Houston, Texas and has sales offices or agents throughout North America, Latin America, Europe, Africa, the Middle East and the Asia/Pacific regions. DPI was acquired by the Company effective August 29, 2002. DPI provides drill bit products that are complementary to the Company's downhole tools. In the first quarter of 2004, DPI registered the assumed name "NQL Energy Services" and is now doing business using this name.

Strategic Review

During the last quarter of 2003 and the first quarter of 2004, the Company undertook a strategic review of all operations. This has resulted, in part, in the simplification of its corporate structure and the merger of its Tool and Bit Divisions. Substantially all of the Company's Canadian operations were consolidated under NQL Energy Services Canada Ltd., a wholly owned subsidiary of the Company, including the business of Black Max Canada, CDDS, NorthStar, CanFish and NBJ Manufacturing. The Company's Tool and Bit Divisions now operate under a common marketing umbrella and jointly promote performance drilling packages that combine a downhole motor with a fit for purpose drill bit to maximize rate of penetration. See "Narrative Description of the Business" in Item 4 below and "Management's Discussion and Analysis for the year ended December 31,

2003", filed on SEDAR on May 13, 2004 for more detail.

As at December 31, 2003, the Company had a 20% investment in RTI, a company formed to develop technology related to a new downhole tool. This product was manufactured and marketed exclusively through the Company and its subsidiaries by virtue of a licensing agreement with RTI. The Company disposed of its interest in RTI in April 2004.

As at December 31, 2003, the Company owned all the outstanding shares of Ackerman International, which was in the business of supplying new and used drilling bits, hole openers, drill pipe, drill collars and other equipment for use in drilling operations. Effective February 5, 2004, the Company sold the operating assets of Ackerman International. This company is now inactive.

Effective May 15, 2001, the Company acquired a proprietary EM MWD technology business through an acquisition of all the outstanding shares of NorthStar. The BlackStar™ EM MWD tools are now developed, manufactured and marketed through the Company's subsidiaries. Early in 2004, the Board decided to dispose of the Company's EM MWD technology business as it is no longer considered part of the core operations of the Company. As a result, this business is presently being marketed for sale by third party business advisors.

The Company's Bolivian operation includes a machining and manufacturing facility located in Santa Cruz, Bolivia. Prior to December 31, 2003, the Board of Directors made the decision to dispose of its operations in Bolivia as they were no longer considered part of the core business of the Company. As a result, the Company's Bolivian operations are presently being marketed for sale by a third party business advisor.

In addition to the developments discussed above, in early 2004 the Board formed a Special Committee to consider various options that may be available to the Company to enhance shareholder value. The Special Committee (comprised of R. Tim Swinton, Bruce R. Libin and Thomas R. Bates, Jr.) retained Simmons & Company International, a Houston based investment banking firm specializing in the energy industry, to assist the Board in considering and evaluating strategic alternatives.

Item 4:

Narrative Description of the Business

General

NQL Drilling Tools Inc. provides downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

The Company presents its business activities in four segments: tools, bits, fishing and corporate.

Tool Division

The Tool Division operates in Canada, the United States and several international locations. This division designs, manufactures, services, rents and sells downhole drilling motors, EM-MWD wireless guidance systems, drilling jars, shock subs and a number of other downhole tools and services.

The Black Max™ drilling motors are manufactured, assembled, serviced and marketed by the Company for lease and sale, for use in drilling applications, primarily in the oil and gas industry and to a lesser extent, in the utility crossing, mining and environmental drilling markets. These motors (also called "mud motors") are supplied in more than 20 different bearing assembly sizes ranging from one and eleven-sixteenth inches to eleven and one-quarter inches in diameter with the ability to create over 90 rotor and stator configurations. The motors work by hydraulically turning the drill bits at the end of the drill stem pipe as opposed to conventional drilling systems, which turn the drill stem pipe (and thereby the drill bit) from the rig floor. The motors are adjustable to permit horizontal and directional drilling. The motors have been used in drilling operations for more than ten years on a worldwide basis.

The BlackStar™ EM MWD tools are now developed, manufactured, serviced and marketed by the Company for lease and sale, for use in drilling applications to the oil and gas industry and the utility crossing, mining and environmental drilling markets. This tool provides guidance information in directional drilling applications and works by sending electromagnetic signals to the surface that assist operators in determining location and direction of the drill bore.

The Company's drilling jars and shock subs are designed, manufactured and leased to oilfield customers worldwide. Both of these product lines are stocked at most of the Company's service centers around the world.

Bit Division

The Bit Division designs, manufactures, and markets synthetic PDC (polycrystalline diamond cutters) bits, natural diamond bits and coring services on a worldwide basis. The Bit Division is headquartered in Houston, Texas and has several sales locations around the world including Canada, South America, Africa, Europe, Middle East, Asia Pacific and CIS areas. The Bit Division offers a wide range of drilling bit sizes, styles and features to better deliver the performance required for specific applications. This Division has lead the industry in the development and application of the bi-centre drill bits which can be passed through a smaller well bore and then, when rotated, will drill a larger hole below the casing.

The Company's Tool and Bit Divisions operate under a common marketing umbrella and jointly promote performance drilling packages that combine a downhole motor with a fit for purpose drill bit to maximize rate of penetration.

Fishing Division

The Fishing Division provides downhole Fishing, milling and casing exit services primarily in Canada and the United States. Casing exit systems (often referred to as "Whiptstock Systems") permit exit from an existing well bore in directional drilling applications. The Beaver product line of whipstocks and milling equipment is now marketed through the Company's Fishing Division.

The Fishing Division provides specialized downhole Fishing services which involve the recovery of downhole tools, drillstring, tubing or other materials stuck in a wellbore. The Fishing Division also specializes in fishing tool, wireline, pipe recovery services and other specialty tool rentals to North American and international oil and gas exploration and production companies. In early 2003, this Division expanded its operations into the US by setting up operations in Houston, Texas.

Corporate Division

The Corporate Division provides support for the other three divisions of the Company and includes such costs as senior management salaries, insurance, financing costs, professional and legal fees, IT support, human resource support and other public company related expenses.

For the years ended December 31, 2003, 2002, and 2001, no third party customer exceeded 15% of total consolidated revenues in any of the Company's operating divisions.

During the year ended December 31, 2003, the Company operated in 3 geographical segments: Canada, the United States and International. Revenues are attributed to these geographic segments based upon the country from which the product or service originates. Approximately 32%, 52% and 16% of the Company's consolidated 2003 revenues were generated in Canada, the United States, and internationally, respectively.

As at December 31, 2003, the Company employed approximately 500 employees worldwide.

Office, Manufacturing and Product Development Facilities

The Company owns office, manufacturing, assembly and service facilities of approximately 103,000 square feet and 45,000 square feet located in Nisku, Alberta and Stafford (Houston), Texas, respectively and which are used primarily for the Tool Division. The Tool Division also utilizes Company owned service facilities in Estevan, Saskatchewan; Odessa, Texas; Casper, Wyoming; Lafayette, Louisiana; 2 facilities in Venezuela and a manufacturing and machining facility in Bolivia. Other service or sales premises used by the Tool Division include leased premises in Calgary, Alberta; Bakersfield, California; Mt. Carmel, Illinois; Venezuela; Holland; United Arab Emirates; Mexico; and Argentina. The Company also leases marketing and tool stocking facilities in Oklahoma City, Oklahoma and Traverse City, Michigan. Internationally, through property owned and operated by business associates, the Tool Division has service facilities in Singapore and Australia.

The Fishing Division operates from Company owned facilities in Grande Prairie, Alberta and leased premises in Lloydminster, Saskatchewan; Whitecourt, and Nisku, Alberta; Houston, Texas; and Williston, North Dakota. The Fishing Division operates a sales office from the same leased premises as the Tool Division in Calgary, Alberta.

The Company's Bit Division operates from leased premises located in Houston, Texas consisting of approximately 59,000 square feet and several smaller sales centers in Casper, Wyoming; Lafayette, Louisiana; New Orleans, Louisiana; and Maracaibo, Venezuela. Bit Division sales personnel in the other worldwide locations have office space in local agent's facilities.

Product Development and Manufacturing

The Company, through its subsidiaries, is solely responsible for the design, production and maintenance of all the Company's downhole tools. Because of the requirement for precision tooling, there is a requirement for NC (numeric control) machine tools to undertake the projects. NC machine tools also provide greater cost effectiveness.

Manufacturing of the components of the downhole tools for both the Tool and Fishing Divisions is done through the Company's in-house machining and manufacturing facilities and through contract to outside NC machining facilities. The manufacturing capacity of these in-house and third party facilities is adequate to meet the Company's current and anticipated future manufacturing requirements. The manufacturing capacity is dependant upon the supply of purchased parts such as the rotor, stator and bearings.

Assembly, testing and quality assurance for the Tool Division (and for certain components utilized in the Fishing Division) is undertaken in the Company's facility in Nisku, Alberta. In July 1994, Black Max Canada received its ISO 9001 and during the year 2003, upgraded its certification to ISO 9001-2000, which is the highest quality control rating in the industry.

The Bit Division manufactures its products at its headquarters in Houston, Texas. Its manufacturing capacity is adequate to meet the Company's current and anticipated future manufacturing requirements. Its manufacturing capacity is dependant upon the supply of purchased parts such as the diamond cutters. This division utilizes two types of manufacturing processes to produce drill bits. Steel is machined to form the body of the steel-bodied bits and a tungsten carbide matrix is infiltrated in graphite molds with a binder to form the matrix-bodied bits. Assembly, testing and quality assurance is completed in the same Houston, Texas facility. Complete refurbishment of used bits is also done in the Houston, Texas facility. This division has also received its ISO 9001 certification which certification was upgraded to ISO 9001-2000 during 2003.

Product Uniqueness, Patents and Proprietary Technologies

Major components of the Company's downhole tools and related products, including the adjustable bent housing, drive shaft and bearing assemblies are protected by patents. As the Company develops new technology, additional patent protection is obtained when available and there are presently several patents pending. The bit product line has several patents covering the key features and functions of the PDC drill bit product line while the Fishing Division has certain patents related to its whipstock systems.

Research and Development

The Company engages in ongoing research and development, which consists primarily of improving existing tool and bit technologies and identifying and developing new technology to satisfy customer needs. Records are maintained for all the major components of the Company's products that allow problem areas to be identified. Opportunities for the development of new technology are customer driven and arise largely from the Company's continued contact with customers. As the needs of customers are identified, the Company's engineering staff evaluates and determines the feasibility and potential of new technology. If appropriate, prototypes are then designed and tested with a view to commercialization. The Company has specifically allocated approximately 6,000 square feet of space in its Nisku facility and 1500 square feet in its Houston Bit facility geared to research and development.

Markets and Marketing

The Company's marketing strategy for its downhole mud motors is to primarily target the oil and gas horizontal and directional drilling, performance/straight hole drilling and re-entry markets in Canada, the United States and selected international markets. Secondary markets for the Company's downhole tools are the utility crossing, mining and environmental drilling markets.

In developing drilling motors especially, the barriers to market entry are substantial and should reserve most of the market potential for existing suppliers. Entrants to this market face the difficulties of high R & D costs, a long lead-time prior to market entry (for development and field trials) and the high cost of qualified product development personnel. In addition, full-service drilling companies are not likely to develop a full range of motors but only the high demand sizes.

In early 2004, the Company undertook several organizational changes to better capitalize on its sales and operational infrastructure and to take advantage of the Company's ability to provide multiple product offerings to its customers. As a result, the Company's Tool and Bit Divisions now operate under a common marketing umbrella and jointly promote performance drilling packages that combine a downhole motor with a fit for purpose drill bit to maximize rate of penetration. The Company believes that these changes will result in increased mud motor and bit sales through the existing domestic and international sales force. These changes are also expected to strengthen operational management through the reallocation of human resources.

The Company's Fishing Division markets primarily to oil and gas operators and emphasizes a number of highly qualified and experienced employees that are generally recognized in the industry in which they operate.

The Bit Division markets primarily to oil and gas operators and has been recognized over the years as a leader in high quality products, technological innovation and new product design.

Competition

As of December 31, 2003, there were approximately seven companies that manufacture downhole motor assemblies which management considers being competition to the Company's Tool Division. Management considers Dreco Energy Services Ltd., (owned by National-Oilwell Inc.), Wenzel Downhole Tools Ltd., and Bico Drilling Tools Inc. as the Company's primary competitors in Canada and the U.S. Each manufactures high performance adjustable motors for the third party rental market. In addition, there are also six large companies that manufacture downhole motor assemblies for in-house purposes only and thus, are considered indirect competitors.

There are approximately 20 drill bit suppliers that compete against the Company's Bit Division. Of these, the Company considers Smith International, Baker Hughes, Halliburton and Grant Prideco to be its main competitors.

In the Fishing Division, the major competitors are Weatherford International, Inc. and Baker Oil Tools, (owned by Baker Hughes Incorporated).

The following have been identified by management as key competitive advantages the Company has over other suppliers of downhole tools, bits and Fishing services:

1. The Company's technology exceeds capabilities and economic performance of most mud marine and fixed bent housing motors commonly used in-house by drilling service companies.

2. The Company's downhole products are field-proven products.

3. ISO 9001 - 2000 certification.

4. The Company has a good track record in the industry with quality products and good customer support.

5. Large range of motors and bits gives flexibility to meet every drilling niche.

6. Ability to design, develop and manufacture innovative new motors and bits quickly to meet emerging market niches.

7. The product design and operational characteristics of the Company's drilling motors allow it to diversify into non-oil and gas markets, including mining, utility and environmental drilling markets.

8. The Company is recognized internationally as an industry-leading supplier of quality motor system technologies and bi-centre PDC drill bits.

9. State of the art testing units (dynamometers) at all service facilities.

10. The Company's Fishing Division employees are highly skilled with long track records in the oil and gas industry.

Management has identified the following risk factors for its divisions:

1. Market fluctuations in the price of oil and gas impacts upon the level of drilling activity in the oil and gas industry. A decline in the market price of oil and gas generally results in reduced drilling activity that can in turn have an adverse effect on the profitability of the Company. The risk is somewhat mitigated in that the Black Max™ motors are also utilized in other industries (i.e. utility crossing, mining, environmental).

2. The Company's long-term international business development will require a substantial investment in sales programs, inventory and service facilities in any new overseas markets. In the past, the Company has been able to minimize investment in international projects and the attendant risks by entering into alliances with other drilling industry participants. The Company has further reduced these investments by merging the Tool and Bit Divisions and utilizing the combined infrastructure.

3. As several other companies have similar technology, the Company will be required to maintain a focused and efficient/effective domestic and international sales/marketing program to maintain current market penetration and exploit selected evolving market opportunities.

4. In the long-term, some of the larger, directional drilling service companies are moving toward the in-house manufacture of products similar to that of the Company's motor assemblies. This could have a negative effect on the Company's current sales to those clients if reliable motors are developed. There are, however, substantial barriers to market entry and the larger, directional drilling service companies tend to limit their motor fleet to a few motor sizes thereby ensuring a need for third party suppliers such as the Company with the ability to supply a large number of motor sizes. Additionally, a significant percentage of the Company's revenues are derived from small, independent directional drilling companies.

5. Foreign operations may be adversely affected by local political and economic developments, exchange controls, currency fluctuations, royalty and tax increases, retroactive tax claims, renegotiations of contracts with governmental entities, expropriation, import and export regulations and other foreign laws or policies governing operations of foreign based companies, as well as by laws and policies of Canada and the United States affecting foreign trade, taxation and investment. In addition, as the Company's foreign operations are governed by foreign laws, in the event of a dispute the Company may be subject to the exclusive jurisdiction of foreign courts and the application of foreign laws or may not be successful in subjecting foreign persons to the jurisdiction of Canadian courts. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality by the doctrine of sovereign immunity. The Company's business is subject to political risks inherent in most of its foreign operations.

6. The Company's ability to attract and retain skilled and experienced employees is key to continued success of its operations. The Company mitigates this risk by providing competitive compensation packages and long term incentives to its key employees.

7. See "Management's Discussion and Analysis for the year ended December 31, 2003", filed on SEDAR on May 13, 2004 for additional risk factors.

Item 5:

Selected Consolidated Financial Information

See "Management's Discussion and Analysis for the year ended December 31, 2003", filed on SEDAR on May 13, 2004.

Item 6:

Management's Discussion and Analysis

See "Management's Discussion and Analysis for the year ended December 31, 2003", filed on SEDAR on May 13, 2004.

Item 7:

Market for Securities

The Class "A" common shares of the Company are listed and posted for trading on the Toronto Stock Exchange.

Item 8:

Directors and Officers

The name, municipality of residence and position with the Company and principal business or occupation in which each director, officer and executive officer of the Company has been engaged in during the immediately preceding five years, is as follows:

Name	Title	Principal Occupation for last five years	Director or Officer Since
R. Tim Swinton Calgary, Alberta	Chairman of the Board and Director	President of Western Provinces Resources Ltd. (a private investment company) since 1997; Executive Chairman of IPEC Ltd. (a Canadian pipeline and oilfield construction company) from 1999 to 2001	June 26, 2003
R. Dean Livingstone Edmonton, Alberta	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company	1993
Derek C. Martin Calgary, Alberta	Director	President of Addington Equities Inc. (an investment company)	2000
Bruce R. Libin, Q. C. Calgary, Alberta	Director	Executive Chairman and Chief Executive Officer of Destiny Resources Corp., President of B.R. Libin Capital Corp. and from May to November 2000, Mr. Libin was the Executive Chairman of Beau Canada Exploration Ltd.	June 26, 2003
Glen D. Roane Canmore, Alberta	Director	Corporate Director and Independent Businessman	June 26, 2003
Thomas R. Bates, Jr. Houston, Texas	Director	Managing Director of Lime Rock Management L.P. since 2001; prior thereto he was Senior Vice President and subsequently President of the Discovery Group of Baker Hughes, Inc. from 1998 to 2000	September 2, 2003
John G. Clarkson Calgary, Alberta	Director	Managing Director of Lime Rock Management Ltd. since 2003. Prior thereto, Managing Director, Clearwater Capital Corporation, since 1997	September 2, 2003
Kevin L. Nugent Calgary, Alberta	Senior Vice President, Finance, Chief Financial Officer and Corporate Secretary	Vice President, Finance and Chief Financial Officer of the Company since September, 2003; From May of 2002 to August 2003, Vice President, SCF Partners, and prior thereto Vice President Finance, Chief Financial Officer, and Corporate Secretary of Enserco Energy Services Company Inc.	September 1, 2003
Karl J. Beagrie Leduc, Alberta	Senior Vice President, Fishing Division	Senior Vice President, Fishing Division since January 20, 2004 and prior thereto President of CanFish	January 20, 2004
Robert E. Iversen Conroy, Texas	Senior Vice President, Tools & Bit Division	Senior Vice President, Tools & Bit Division since January 20, 2004 and prior thereto President of DPI	January 20, 2004

Notes:

- Each director of the Company is deemed to retire and will be eligible for re-election at the next Annual General Meeting of the Company.
- R. Dean Livingstone also served as Chair of the Board of Directors until June 26, 2003.

As of May 12, 2004, the directors and senior officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 210,102 Class "A" common shares representing approximately 0.5% of the issued and outstanding Class "A" common shares of the Company.

At year end, the board committees consisted of the: a) Audit and Corporate Governance Committee, the members of which were Bruce R. Libin (Chair), John G. Clarkson and Derek C. Martin; and b) the Compensation Committee, the members of which were Glen D. Roane (Chair), R. Tim Swinton and Thomas R. Bates, Jr. Subsequent to year end, a Special Committee of the Board of Directors was created to consider various options that may be available to the Company to enhance shareholder value. The committee is comprised of R. Tim Swinton (Chair), Bruce R. Libin, and Thomas R. Bates, Jr.

For particulars of existing or potential material conflicts of interest between the Company or a subsidiary of the Company and directors or officers of the Company or a subsidiary of the Company, refer to the Audited Annual Financial Statements for the year ended December 31, 2003 filed on SEDAR on May 13, 2004.

Item 9:

Additional Information

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions is contained in the Company's Information Circular, dated May 12, 2004, for its Annual General Meeting to be held on June 29, 2004. Additional financial information is provided in the Company's Comparative Financial Statements for the year ended December 31, 2003. Copies of the Information Circular and Financial Statements may be obtained upon request from the Secretary of the Company.

In addition, the Company shall provide to any person, upon request to the Secretary of the Company;

a) when the securities of the Company are in the course of a distribution pursuant to a preliminary short form prospectus or a short form prospectus,

 i. one copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

 ii. one copy of the comparative financial statements of the Company for its most recently competed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of the Company's most recently completed financial year;

 iii. one copy of the Information Circular of the Company in respect of its most recent Annual Meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that Information Circular, as appropriate; and,

 iv. one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i), (ii) or (iii) above; or

b) at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

CIBC Mellon Global Securities Services Company
CIBC Mellon Trust Company

[redacted]

May 19, 2004

BC Securities Commission
Alberta Securities Commission
Quebec Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
The Toronto Stock Exchange
Manitoba Securities Commission

Dear Sirs:

RE: NQL Drilling Tools Inc.
Confirmation of Mailing

On May 19,2004 the following items were sent by prepaid mail to all registered shareholders and those who have requested to receive this information of the above-mentioned Company:

1. Notice of Annual and General Meeting of Shareholders/Information Circular/Management's Discussion and Analysis ended December 31, 2003/Financial Statements ended December 31, 2003
2. Instrument of Proxy
3. Supplemental List Return Card (Registered and Supplemental Holders)
4. Non Postage Paid Return Address Envelope (Registered Holders)

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

We are filing this disclosure document with you as Agent for the above-named Company in compliance with the regulations made under the Securities Act.

Yours truly,
CIBC MELLON TRUST COMPANY

"Signed"

Carla McKinstry
Associate Manager
Client Relations
(403) 232-2406

cc: sue.foote@nql.com